Osler, Hoskin & Harcourt LLP
1000 de La Gauchetière Street West
Suite 2100
Montréal, Québec, Canada H3B 4W5
514.904.8100 MAIN
514.904.8101 FACSIMILE

File No. 82-3764

OSLER

07022248

Montréal

Toronto

Ottawa

Calgary

New York

March 30, 2007

François Paradis
Direct Dial: 514.904.5366
fparadis@osler.com
Our Matter Number: 1034079

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Judiciary Plaza
100 F Street NE
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs/Mesdames:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since February 1, 2007. For your convenience, a list of these documents is provided in the attached Schedule A.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid courier envelope.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

François Paradis
/sc
Encls.
c: Ms. Mary Cascio *(without encls.)*
Ms. Vanessa Fontana *(with encls.)*

OSLER

SCHEDULE A
March 30, 2007

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated May 8, 2006.

	DOCUMENT TYPE	DATE OF FILING SEDAR	SCHEDULE "A" REFERENCE NUMBER
1.	Report of Exempt Issuer bid dated February 7, 2007	February 7, 2007	4.3
2.	Code of Professional Conduct	February 28, 2007	4.17
3.	Management's Discussion and Analysis of Financial Condition and Operating Results dated February 28, 2007 for the First Quarter ended January 31, 2007	March 1, 2007	2.2
4.	Certification of Interim Filings by the Senior Vice-President Finance, Technology and Corporate Affairs dated February 28, 2007 for the Interim Period ended January 31, 2007	March 1, 2007	2.3
5.	Certification of Interim Filings by the President and Chief Executive Officer dated February 28, 2007 for the Interim Period ended January 31, 2007	March 1, 2007	2.3
6.	Report to Shareholders dated March 1, 2007 for the First Quarter ended January 31, 2007 (including Interim Financial Statements)	March 1, 2007	2.1
7.	Press Release dated March 1, 2007 Announcing Results for the First Quarter ended January 31, 2007	March 1, 2007	2.1

OSLER

	DOCUMENT TYPE	DATE OF FILING	
		SEDAR	SCHEDULE "A" REFERENCE NUMBER
8.	Final Report on Voting Results – Special Meeting of First Preferred Shareholders held on March 7, 2007	March 8, 2007	1.9
9.	Final Report on Voting Results – Annual and Special Meeting of Common Shareholders held on March 7, 2007	March 8, 2007	1.9
10.	By-laws dated March 7, 2007	March 14, 2007	4.16
11.	Pricing Supplement No. 8 dated March 21, 2007 to the Short Form Base Shelf Prospectus Dated April 5, 2006	March 23, 2007	4.5

File No. 82-3764

Report to Shareholders

First Quarter 2007

NATIONAL BANK OF CANADA

National Bank posts record net income of $240 million in the first quarter of 2007

- Diluted earnings per share up 13% to $1.43
- Return on equity of 20.7%

MONTREAL, March 1, 2007 – National Bank today announced that in the first quarter of 2007, it posted record net income of $240 million, up 11% from the same period of 2006. Diluted earnings per share reached $1.43, an increase of 13% from the first quarter of 2006, when diluted earnings per share stood at $1.26. These excellent results were attributable to business growth in the Personal and Commercial and Wealth Management segments. Return on common shareholders' equity moved up almost one percentage point to 20.7%.

"The strength of our basic banking and wealth management activities, coupled with effective cost management, raised net income for the quarter to a record level. The past quarter's performance testifies to the soundness of the Bank's business strategies and is an excellent start to the 2007 fiscal year," said Réal Raymond, President and Chief Executive Officer.

Highlights

- Robust growth in activities aimed at individuals and SMEs between Q1 2006 and Q1 2007.
- Diluted earnings per share of $1.43, up 13% from the corresponding period of 2006, when diluted earnings per share stood at $1.26.
- Record net income of $240 million in Q1 2007, up $23 million or 11% from Q1 2006.
- Effective cost control maintained.

Personal and Commercial

- Growth of 6% in total revenues at Personal and Commercial in Q1 2007 owing to sustained growth in loan and deposit volumes since the corresponding period of 2006.
- Continued improvement in the first quarter of 2007 in the net interest margin, which reached 2.90%, as against 2.87% for the year-earlier period.
- Increase in segment net income of 16% in Q1 2007 to $123 million, versus $106 million in Q1 2006, due to business growth and the pronounced improvement in productivity. In fact, the efficiency ratio fell from 62.3% in Q1 2006 to 57.6% this quarter.

Wealth Management

- Increase of 9% in total revenues for the segment in Q1 2007, primarily due to vigorous retail brokerage activities.
- Rise of 22% in segment net income from $37 million in Q1 2006 to $45 million in Q1 2007.
- Year-over-year increase of 9% in segment deposits and off-balance sheet savings, which reached $71.6 billion owing to the growth in assets administered by brokerage services, mutual funds and private investment management.

Financial Markets

- Total revenue growth at Financial Markets of $9 million to $299 million on the strength of trading activities.
- Sustained segment contribution to the Bank's total profitability, with net income of $87 million in Q1 2007, despite the significant decrease in gains on securities compared to Q1 2006.

Financial Information

Quarter ended January 31
(unaudited)

(millions of dollars)	**2007**	2006	%
Personal and Commercial	**123**	106	+16
Wealth Management	**45**	37	+22
Financial Markets	**87**	91	− 4
Other	**(15)**	(17)	–
Net income	**240**	217	+11
Diluted earnings per common share	**$1.43**	$1.26	+13
Return on common shareholders' equity	**20.7 %**	19.9%	

2007 Financial Objectives	Objectives	Results 1st Quarter 2007
Growth in diluted earnings per share excluding specified items	5% – 10%	**13%**
Return on common shareholders' equity	16% – 20%	**20.7%**
Tier 1 capital ratio	More than 8.5%	**9.9%**
Dividend payout ratio	40% – 50%	**37%**

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with Canadian generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $44 million ($20 million in 2006) and other income was grossed up by $21 million ($1 million in 2006). An equivalent amount was added to income taxes.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
514 394-8610

Denis Dubé
Director
Public Relations
514 394-8644

Hélène Baril
Director
Investor Relations
514 394-0296

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

Febuary 28, 2007 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of fiscal 2007. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** and the Bank's website at **www.nbc.ca**.

Analysis of Results

Consolidated Results

National Bank reported record net income of $240 million for the first quarter of fiscal 2007, up 11% from net income of $217 million for the same period of 2006. Diluted earnings per share amounted to $1.43, an increase of 13% from $1.26 for the first quarter of 2006.

Return on common shareholders' equity was 20.7% in the first quarter, almost one percentage point higher than the year-earlier period.

Total Revenues

The Bank's total revenues rose $18 million between the first quarter of 2006 and the first quarter of 2007 to reach $989 million. On a taxable equivalent basis[1], total revenues were $1,054 million, an increase of 6%. Personal and Commercial net interest income advanced $18 million, or 5.5%, to stand at $346 million for the quarter, owing to higher loan and deposit volumes. This increase was accompanied by an ongoing improvement in the net interest margin, which widened to 2.90% in the first quarter of 2007 from 2.87% for the year-earlier period. Over the past few quarters, the widening of the spread on deposits has offset the narrowing of the spread on loans, which is showing signs of stabilizing.

Other income in the first quarter totalled $713 million, versus $693 million for the corresponding quarter of 2006. On a taxable equivalent basis[1], other income was $734 million, as against $694 million in the first quarter of 2006. Financial market fees amounted to $167 million for the quarter, an increase of $8 million over the same period of 2006, attributable to the growth in retail brokerage activities.

Trading revenues, recorded in both net interest income and other income, rose $19 million year over year. Gains on securities were $29 million for the quarter, compared to $42 million for the first quarter of 2006. Revenues from mutual funds and trust services climbed $7 million from the first quarter of 2006 to reach $85 million in the first quarter of 2007, mainly on the strength of growth in mutual funds and retail brokerage activities.

Aside from these items, the increase in other income in the first quarter was derived from other revenues, which grew $34 million and included revenues stemming from the integration of Credigy Ltd., securitization revenues, which were up $8 million, and foreign exchange revenues, which rose $6 million. Lending fees and acceptances remained stable at $79 million.

(1) See "Financial Reporting Method" on page 3.

Operating Expenses

For the quarter ended January 31, 2007, operating expenses were $657 million, up $21 million from the year-earlier period. Expenses related to Credigy Ltd., which was acquired last year, accounted for $12 million of the increase. The remainder was attributable to the increase in regular salaries, which was partially offset by the decrease in variable compensation.

Income Taxes

Income taxes for the first quarter of 2007 totalled $56 million, representing an effective tax rate of 18%, compared to $93 million and an effective tax rate of 29% for the year-earlier period. The tax rate for the first quarter of 2007 was affected by the increase in tax-exempt income from securities.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $123 million for the first quarter of 2007, up 16% from the $106 million in net income earned in the corresponding quarter of 2006. Total revenues for the segment grew 6% to $538 million.

At Personal Banking, total revenues climbed $19 million, or 6%, owing to the $2.0 billion growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The improvement in the net interest margin on transaction deposits fully offset the narrower margin on consumer credit products. The wider spread on transaction deposits resulted from the rise in interest rates between the first quarter of 2006 and the first quarter of 2007.

Total revenues at Commercial Banking were up $10 million, or 6%, owing to the growth in net interest income and foreign exchange revenues. The net interest margin at Commercial Banking increased between the first quarter of 2006 and same period of 2007 due to the widening of the spread on deposits, which offset the narrowing of the spread on credit products.

Operating expenses for the Personal and Commercial segment were $310 million in the first quarter of 2007, down $7 million from the corresponding quarter of 2006, owing in part to the control of operations support costs. Consequently, the efficiency ratio improved to 57.6% in the quarter from 62.3% for the same quarter of 2006. The segment's provision for credit losses was up $12 million for a total of $43 million due to lower loan recoveries during the quarter.

Wealth Management

Net income for the Wealth Management segment totalled $45 million in the first quarter of 2007, compared to $37 million for the corresponding quarter of 2006, for an increase of 22%. The segment's total revenues advanced $18 million or 9% to $224 million for the first quarter of 2007. Vigorous retail brokerage activities accounted for most of the growth in segment revenues and net income. Mutual funds, private investment management and portfolio management also posted significant increases over the corresponding quarter of 2006. Operating expenses for the quarter were up $8 million, or 5%, to $156 million. The efficiency ratio improved from 71.8% in the first quarter of 2006 to 69.6% this quarter.

Financial Markets

The Financial Markets segment posted net income of $87 million in the first quarter of 2007, down $4 million from the corresponding quarter of 2006. Total revenues for the segment rose $9 million to $299 million. Trading revenues reached $109 million in the quarter, up $19 million from the first quarter of 2006. This increase was partially offset by the decline in gains on securities, which were $29 million as against $42 million a year earlier.

Operating expenses for the quarter ended January 31, 2007 were $168 million, up $15 million from the first quarter of 2006, owing to expenses associated with the integration of Credigy Ltd. The efficiency ratio went from 52.8% in the first quarter of 2006 to 56.2% in same period of 2007, mainly owing to the decrease in gains on securities. No provisions for credit losses were recorded in the quarter, compared to $1 million for the same period a year earlier.

Financial Market Revenues

(taxable equivalent basis)(1) *(millions of dollars)*	Q1 2007	Q1 2006
Trading revenues		
Equity	**88**	70
Interest rate	**5**	13
Commodity and foreign exchange	**16**	7
	109	90
Financial market fees	**66**	65
Gains on securities	**29**	42
Banking services	**46**	45
Other	**49**	48
Total	**299**	290

(1) See "Financial Reporting Method" on page 3.

Other

The "Other" heading of segment results recorded a net loss of $15 million for the first quarter of 2007, compared to a net loss of $17 million for the same period a year earlier. Higher operating expenses not allocated to the business segments offset the increase in securitization revenues.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2007, cash and cash equivalents remained unchanged compared to an increase of $2.1 billion in the first quarter of 2006. As at January 31, 2007, cash and cash equivalents totalled $10.8 billion versus $8.4 billion a year earlier.

The $2.6 billion increase in securities held for trading explains the $3.0 billion required for operating activities in the first quarter of 2007. For the corresponding quarter of 2006, operating activities generated $4.2 billion owing to the $3.1 billion decline in trading account securities.

Financing activities in the first quarter of 2007 provided cash inflows of $5.4 billion owing to an increase in securities sold short and securities sold under repurchase agreements. For the corresponding period of 2006, financing activities required cash of $3.1 billion because of the $1 billion decrease in securities sold short and the $5.1 billion decrease in securities sold under repurchase agreements, offset in part by the $2.7 billion increase in deposits.

Finally, investing activities required $2.5 billion in cash flows in the first quarter of 2007 because of the increase in available for sale securities while in the corresponding quarter of 2006, cash flows amounting to $1.0 billion were generated for investing activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Risk Management

Credit Risk
In the first quarter of 2007, the Bank recorded specific provisions for credit losses of $28 million. As at January 31, 2007, gross impaired loans stood at $239 million compared to $234 million at the end of fiscal 2006. This increase was primarily due to a decrease in recoveries on impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was 5.8% as at January 31, 2007 compared to 5.9% at the end of fiscal 2006. As at January 31, 2007, allowances for credit losses exceeded gross impaired loans by $196 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities
The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities (1)
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect (2)	6.6	10.6	6.7	3.4
Global VaR	(7.3)	(9.2)	(7.0)	(5.5)

Global VaR by risk category	For the quarter ended October 31, 2006			
	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)
Equity	(4.1)	(6.7)	(3.9)	(2.6)
Commodity	(1.5)	(2.1)	(1.2)	(0.8)
Correlation effect (2)	5.1	8.7	5.0	2.4
Global VaR	(5.8)	(9.1)	(5.6)	(4.1)

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2007, the Bank had assets of $122.8 billion, up $5.9 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were down $1.9 billion owing to a decline in loans to brokers. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $7.3 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2007**	October 2006	January 2006
Loans and acceptances*			
Residential mortgages	**21,689**	21,525	20,971
Consumer loans	**9,738**	9,490	8,482
Credit card receivables	**1,775**	1,743	1,734
SME loans	**13,599**	13,669	13,435
Corporate loans	**5,378**	5,308	4,479
	52,179	51,735	49,101
Deposits			
Personal (balance)	**29,579**	29,164	27,103
Off-balance sheet personal savings (balance)	**71,620**	70,164	66,993
Business	**11,029**	10,398	9,500

** Including securitized assets*

Residential mortgage loans rose $0.7 billion in the first quarter of 2007, reaching $21.7 billion as against $21.0 billion in the year-earlier period. Consumer loans climbed 15% to $9.7 billion primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.8 billion as at January 31, 2007. Business loans continued to grow, with the average volume of SME loans up $0.2 billion year over year to $13.6 billion as at January 31, 2007. Average volumes of corporate loans, for their part, rose 20% to $5.4 billion.

Personal deposits stood at $29.6 billion as at January 31, 2007, up $2.5 billion from the corresponding quarter of 2006, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2007 totalled $71.6 billion, up $4.6 billion or 7% in a year. The rise was attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies for the first quarter of 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0% as at January 31, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 717,000 common shares for a total of $46 million as part of its normal course issuer bid, which ended on January 22, 2007. On February 1, 2007, the Bank commenced a normal course issuer bid to repurchase, for cancellation, a maximum of 8,102,000 common shares during the 12-month period ending January 31, 2008.

Risk-weighted assets rose $1.8 billion during the quarter, of which $1 billion was due to market risk.

Dividends

At its most recent meeting, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 54 cent dividend per common share, payable on May 1, 2007 to shareholders of record on March 26, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007	2006				2005			2006	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	$ 989	$971	$922	$940	$971	$920	$882	$895	$3,804	$3,676
Total revenues (taxable equivalent basis)(1)	1,054	1,054	970	968	992	953	944	934	3,984	3,826
Net income	240	220	220	214	217	207	207	202	871	855
Earnings per share										
Basic	1.45	1.33	1.32	1.29	1.28	1.22	1.20	1.17	5.22	4.98
Diluted	1.43	1.31	1.30	1.26	1.26	1.20	1.18	1.15	5.13	4.90
Dividends per common share	0.54	0.50	0.50	0.48	0.48	0.44	0.44	0.42	1.96	1.72
Return on common shareholders' equity	20.7%	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	19.9%	20.1%	20.7%
Total assets	$122,816	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593	$99,917		
Impaired loans, net	112	116	98	111	113	117	114	119		
Per common share										
Book value	28.34	27.17	26.57	25.77	25.72	25.39	24.70	24.19		
Stock trading range										
High	66.59	62.86	62.69	65.60	63.90	61.47	58.21	55.24		
low	61.36	58.26	56.14	61.35	58.35	55.87	51.60	48.72		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS

Quarter ended January 31
(unaudited)

	2007	2006	% change
Operating results *(millions of dollars)*			
Total revenues	$989	$971	2
Total revenues (taxable equivalent basis)(1)	1,054	992	6
Net income	240	217	11
Return on common shareholders' equity	20.7%	19.9%	
Per common share			
Earnings – basic	$1.45	$1.28	13
Earnings – diluted	1.43	1.26	13
Dividends declared	0.54	0.48	13
Book value	28.34	25.72	10
Stock trading range			
High	66.59	63.90	
Low	61.36	58.35	
Close	64.29	61.75	

	January 31 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	$122,816	$116,885	5
Loans and acceptances	48,591	50,488	(4)
Deposits	72,463	71,989	1
Subordinated debentures and shareholders' equity	6,922	6,237	11
Capital ratios – BIS			
Tier 1	9.9 %	9.9 %	
Total	14.0 %	14.0 %(2)	
Impaired loans, net of specific and general allowances	(196)	(192)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	235,378	228,749	
Total personal savings	101,199	99,328	
Interest coverage	13.81	14.11	
Asset coverage	3.41	4.01	
Other information			
Number of employees	16,908	16,972	-
Number of branches in Canada	450	451	-
Number of banking machines	807	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

CONSOLIDATED STATEMENT OF INCOME

Quarter ended
(unaudited)
(millions of dollars)

	January 31 2007	October 31 2006	January 31 2006
Interest income			
Loans	729	720	614
Securities	-	260	204
Securities available for sale	68	-	-
Securities held for trading	267	-	-
Deposits with financial institutions	130	96	58
	1,194	1,076	876
Interest expense			
Deposits	659	558	439
Subordinated debentures	25	21	24
Other	234	192	135
	918	771	598
Net interest income	276	305	278
Other income			
Financial market fees	167	167	159
Deposit and payment service charges	53	53	50
Trading revenues	131	88	166
Gains on investment account securities, net	-	50	42
Gains on available for sale securities, net	29	-	-
Card service revenues	10	7	9
Lending fees	62	57	62
Acceptances, letters of credit and guarantee	17	17	16
Securitization revenues	48	58	40
Foreign exchange revenues	29	26	23
Trust services and mutual funds	85	73	78
Other	82	70	48
	713	666	693
Total revenues	989	971	971
Provision for credit losses	28	22	17
	961	949	954
Operating expenses			
Salaries and staff benefits	390	388	379
Occupancy	40	41	39
Technology	98	94	101
Communications	17	19	18
Professional fees	40	41	29
Other	72	91	70
	657	674	636
Income before income taxes and non-controlling interest	304	275	318
Income taxes	56	44	93
	248	231	225
Non-controlling interest	8	11	8
Net income	240	220	217
Dividends on preferred shares	5	5	5
Net income available to common shareholders	235	215	212
Number of common shares outstanding *(thousands)*			
Average – basic	161,681	161,969	164,903
Average – diluted	164,398	164,599	167,781
End of period	161,367	161,512	164,313
Net earnings per common share *(dollars)*			
Basic	1.45	1.33	1.28
Diluted	1.43	1.31	1.26
Dividends per common share *(dollars)*	0.54	0.50	0.48

CONSOLIDATED BALANCE SHEET

(unaudited)
(millions of dollars)

	January 31 2007	October 31 2006	January 31 2006
ASSETS			
Cash	262	268	250
Deposits with financial institutions	10,554	10,611	9,234
Securities			
Investment account	-	6,814	6,977
Trading account	-	31,864	23,095
Available for sale	9,378	-	-
Held for trading	34,429	-	-
	43,807	38,678	30,072
Securities purchased under reverse repurchase agreements	9,812	7,592	7,980
Loans (Notes 3, 4 and 5)			
Residential mortgage	14,800	15,230	15,348
Personal and credit card	11,645	11,280	10,126
Business and government	18,419	20,679	19,950
	44,864	47,189	45,424
Allowance for credit losses	(435)	(426)	(454)
	44,429	46,763	44,970
Other			
Customers' liability under acceptances	4,162	3,725	3,468
Fair value of derivative financial instruments	2,746	2,269	2,634
Premises and equipment	383	385	352
Goodwill	684	683	662
Intangible assets	176	177	178
Other assets	5,801	5,734	5,476
	13,952	12,973	12,770
	122,816	116,885	105,276
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	29,579	29,164	27,103
Business and government	31,960	33,998	29,640
Deposit-taking institutions	10,699	8,602	8,177
Deposit from NBC Capital Trust	225	225	-
	72,463	71,989	64,920
Other			
Acceptances	4,162	3,725	3,468
Obligations related to securities sold short	17,860	15,621	14,495
Securities sold under repurchase agreements	11,844	9,517	7,840
Fair value of derivative financial instruments	2,024	1,646	2,060
Other liabilities	6,827	7,574	5,788
	42,717	38,083	33,651
Subordinated debentures (Note 6)	1,949	1,449	1,600
Non-controlling interest	714	576	479
Shareholders' equity (Notes 8 and 9)			
Preferred shares	400	400	400
Common shares	1,583	1,566	1,573
Contributed surplus	24	21	15
Unrealized foreign currency translation adjustments	-	(92)	(49)
Retained earnings	3,003	2,893	2,687
Accumulated other comprehensive income (loss)	(37)	-	-
	4,973	4,788	4,626
	122,816	116,885	105,276

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007	2006
Preferred shares	**400**	400
Common shares at beginning	**1,566**	1,565
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	**4**	3
Stock Option Plan	**19**	22
Repurchase of common shares for cancellation (Note 8)	**(7)**	(17)
Impact of shares acquired or sold for trading purposes	**1**	–
Common shares at end	**1,583**	1,573
Contributed surplus at beginning	**21**	13
Stock option expense (Note 9)	**5**	2
Stock options exercised	**(3)**	–
Other	**1**	–
Contributed surplus at end	**24**	15
Unrealized foreign currency translation adjustments at beginning	**(92)**	(26)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	**–**	(23)
Reclassification of unrealized foreign currency translation adjustments to Accumulated other comprehensive income	**92**	–
Unrealized foreign currency translation adjustments at end	**–**	(49)
Retained earnings at beginning	**2,893**	2,645
Net income	**240**	217
Impact of initial adoption of financial instruments standards (Note 2)	**2**	–
Dividends		
Preferred shares	**(5)**	(5)
Common shares	**(88)**	(80)
Premium paid on common shares repurchased for cancellation (Note 8)	**(39)**	(90)
Retained earnings at end	**3,003**	2,687
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains (losses), net of hedging activities, net	**(60)**	–
Unrealized gains (losses) on available for sale securities, net	**48**	–
Gains (losses) on derivatives designated as cash flow hedges, net	**(25)**	–
Accumulated other comprehensive income (loss) at end	**(37)**	–
Shareholders' equity	**4,973**	4,626

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007
Net income	**240**
Other comprehensive income (loss)	
Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net	79
Impact of hedging foreign currency translation gains and losses	(69)
Income taxes (recovery)	(22)
	(47)
Change in unrealized foreign currency translation gains and losses, net of hedging activities and income taxes	32
Unrealized gains (losses) on available for sale securities, net	26
Income taxes (recovery)	8
	18
Reclassification adjustment for realized losses (gains) on available for sale securities included in the Consolidated Statement of Income	(2)
Income tax recovery (charge)	(1)
	(1)
Change in unrealized gains and losses on available for sale securities, net of income taxes	17
Gains (losses) on derivatives designated as cash flow hedges, net	(31)
Income taxes (recovery)	(10)
	(21)
Losses (gains) on derivatives designated as cash flow hedges transferred to the Consolidated Statement of Income in the current period, net	3
Income tax recovery (charge)	1
	2
Change in gains and losses on derivatives designated as cash flow hedges, net of income taxes	(19)
Total other comprehensive income (loss), net of income taxes	30
Comprehensive income	270

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007	2006
Cash flows from operating activities		
Net income	240	217
Adjustments for:		
Provision for credit losses	28	17
Amortization of premises and equipment	18	16
Future income taxes	3	4
Translation adjustment on foreign currency subordinated debentures	–	(2)
Gains on sale of investment account securities, net	–	(42)
Gains on sale of available for sale securities, net	(29)	–
Gains on asset securitizations and other transfers of receivables, net	(29)	(22)
Stock option expense	5	2
Change in interest payable	60	83
Change in interest and dividends receivable	119	71
Change in income taxes payable	(22)	48
Change in fair value of derivative financial instruments, net	(99)	(30)
Change in trading account securities	–	3,088
Change in held for trading securities	(2,565)	–
Change in other items	(728)	740
	(2,999)	4,190
Cash flows from financing activities		
Change in deposits	474	2,701
Issuance of subordinated debentures	500	500
Issuance of common shares	23	25
Repurchase of common shares for cancellation	(46)	(107)
Dividends paid on common shares	(165)	(73)
Dividends paid on preferred shares	(5)	(5)
Change in obligations related to securities sold short	2,239	(1,009)
Change in securities sold under repurchase agreements	2,327	(5,075)
Change in other items	54	(23)
	5,401	(3,066)
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	(22)	2,935
Change in loans	1,288	(1,478)
Proceeds from securitization of new assets and other transfers of receivables	1,018	560
Purchases of investment account securities	–	(6,991)
Purchases of available for sale securities	(6,086)	–
Sales of investment account securities	–	6,925
Sales of available for sale securities	3,551	–
Change in securities purchased under reverse repurchase agreements	(2,220)	(957)
Net acquisitions of premises and equipment	(16)	(13)
	(2,487)	981
Increase (decrease) in cash and cash equivalents	(85)	2,105
Cash and cash equivalents at beginning	10,869	6,276
Cash and cash equivalents at end	10,784	8,381
Cash and cash equivalents		
Cash	262	250
Deposits with financial institutions	10,554	9,234
Less: Amount pledged as collateral	(32)	(1,103)
	10,784	8,381
Supplementary information		
Interest paid	858	515
Income taxes paid	65	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2007.

1 Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2006 except for the recent accounting standards adopted described in Note 2.

2 Recent Accounting Standards Adopted

a) Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On November 1, 2006, the Bank adopted the standards set out in the new sections of the Canadian Institute of Chartered Accountants (CICA) Handbook relating to financial instruments as described in Note 2 of its Annual Report for the fiscal year ended October 31, 2006.

Transition
The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to November 1, 2006 were unchanged and, therefore, those financial statements have not been restated.

On November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of "Accumulated other comprehensive income," net of income taxes.

The items recorded as an adjustment to the opening balance of retained earnings, net of income taxes, totalled $2 million.

The items recognized as an adjustment to the opening balances of "Accumulated other comprehensive income," net of income taxes, are:

- A net unrealized loss on the translation of the financial statements of self-sustaining foreign operations, net of hedge transactions, in the amount of $92 million
- A net unrealized gain on available for sale securities in the amount of $31 million
- A net loss on derivatives designated as cash flow hedges, in the amount of $6 million

Risk Management
In the context of its day-to-day operations, the Bank exposes itself to certain categories of risks, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Credit risk is controlled through a rigourous and methodical process that includes the following: credit risk assessment, credit granting process and portfolio diversification and management.

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. One of the main tools used to manage market risk is the Value-at-Risk simulation model.

The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks. Some derivatives used to manage these risks are specifically designated as hedges and qualify for hedge accounting.

Hedge Accounting Policy
The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of an asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative instruments used will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the quarter ended January 31, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible. All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge
Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. In a cash flow hedge, the derivative instruments related to the hedged item will mitigate the variability in future cash flows. The Bank uses this strategy primarily for its loan portfolios.

For the quarter ended January 31, 2007, an unrealized loss of $31 million was recorded in "Other comprehensive income" for the effective portion of changes in fair value of derivative instruments designated as cash flow hedges. The amounts recognized are reclassified to "Net interest income" in the periods during which the variability in cash flows of the hedged item affects net interest income. A net loss of $3 million was reclassified to net income during the quarter. An estimated net gain of $3 million deferred in "Accumulated other comprehensive income" as at January 31, 2007 is expected to be reclassified to net income during the next 12 months.

For the quarter ended January 31, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible. All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

Hedge of a net investment in a self-sustaining foreign operation
The Bank uses financial instruments denominated in foreign currencies to hedge the foreign exchange risk related to investments in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. In a hedge of a net investment in a self-sustaining foreign operation, the monetary items used will offset the foreign exchange gains and losses on the investments.

For the quarter ended January 31, 2007, unrealized foreign exchange gains of $79 million were recorded in "Other comprehensive income" related to the Bank's net investment in self-sustaining foreign operations and were offset by losses of $69 million related to financial instruments designated as foreign currency risk hedges.

Available for sale securities presented at cost
The Bank's equity securities, mutual fund units and other securities that are classified as available for sale but which do not have a quoted market price in an active market must be recognized at cost on the Consolidated Balance Sheet. These available for sale securities, presented at cost on the Consolidated Balance Sheet, totalled $476 million.

Impairment in value not recognized in the Consolidated Statement of Income
Securities classified as available for sale will be measured periodically to determine whether an objective indication of an other-than-temporary impairment exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

The gross unrealized gains (losses) are presented in the table below.

				For the quarter ended January 31, 2007
	Unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by the Canadian or U.S. governments	6,694	7	(16)	6,685
Other debt securities	1,410	16	(7)	1,419
Equity securities (cost)	1,201	89	(16)	1,274
Total securities available for sale	9,305	112	(39)	9,378

Financial instruments designated as held for trading

The Bank may irrevocably designate any financial instrument as held for trading when it is first recognized; as a result, the instrument will be measured at fair value and the gains and losses will be recognized in the Consolidated Statement of Income during the period in which they occur. The Superintendent of Financial Institutions Canada has issued guidelines limiting the circumstances under which this option may be used. The Bank can use this option in the following cases:

- If, in accordance with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the valuation or recognition inconsistency and if the fair values are reliable.
- For hybrid financial instruments with one or more embedded derivatives which would significantly affect the cash flows of these financial instruments and which would be accounted for separately.

During the quarter, the Bank designated certain deposits with one or more embedded derivatives as held for trading. These deposits are presented as "Deposits" in the Consolidated Balance Sheet.

The fair value of these deposits was $63 million as at January 31, 2007. The change in fair value in the amount of $2 million was recognized as "Trading revenues" in the Consolidated Statement of Income.

At maturity, the amount that the Bank will be required contractually to pay to the deposit holders may vary and will be different than the fair value as at January 31, 2007.

The change in fair value not attributable to changes in an essentially risk-free interest rate totalled $1 million.

b) Stock-Based Compensation

On November 1, 2006, the Bank adopted the accounting treatment set out in EIC-162 "*Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date*" issued by the Emerging Issues Committee. The EIC specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

3 Loans and Impaired Loans

		Impaired loans		
	Gross loans	Gross	Specific allowances	Net balance
January 31, 2007				
Residential mortgage	**14,800**	**13**	**1**	**12**
Personal and credit card	**11,645**	**37**	**18**	**19**
Business and government	**18,419**	**189**	**108**	**81**
	44,864	**239**	**127**	**112**
General allowance (1)				**(308)**
Impaired loans, net of specific and general allowances				**(196)**
October 31, 2006				
Residential mortgage	15,230	13	2	11
Personal and credit card	11,280	36	16	20
Business and government	20,679	185	100	85
	47,189	234	118	116
General allowance (1)				(308)
Impaired loans, net of specific and general allowances				(192)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4 Allowance for credit losses

The changes made to allowances are as follows for the quarter ended:

	Specific allowances	**General allowance**	**January 31 2007**	Specific allowances	General allowance	January 31 2006
Allowances at beginning	**118**	**308**	**426**	143	308	451
Provision for credit losses	**28**	**–**	**28**	17	–	17
Write-offs	**(34)**	**–**	**(34)**	(32)	–	(32)
Recoveries	**15**	**–**	**15**	18	–	18
Allowances at end	**127**	**308**	**435**	146	308	454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)
(unaudited) (millions of dollars)

5 Transfers of Receivables

Securitization transactions
CMHC-insured mortgage loans

The Bank securitizes residential mortgage loans through the creation of mortgage-backed securities. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization activities for the quarter ended:	**January 31, 2007**	October 31, 2006	January 31, 2006
	Mortgage loans	Mortgage loans	Mortgage loans
Net cash proceeds	**918**	820	419
Retained interests	**27**	25	13
Retained servicing liability	**(5)**	(5)	(2)
	940	840	430
Receivables securitized and sold	**926**	821	425
Gain before income taxes, net of transaction fees	**14**	19	5
Mortgage-backed securities created and retained included in "Securities – Investment account"	**–**	78	275

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during the quarter ended January 31, 2007 were as follows:

Weighted average term (months)	**30.1**
Prepayment rate	**20.0 %**
Excess spread, net of credit losses	**1.3 %**
Expected credit losses	**–**
Discount rate	**4.0 %**

Other transfers
The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recognized in the Consolidated Statement of Income under "Other income – Other." The table below summarizes the other transfers carried out by the Bank:

Quarter ended	**January 31, 2007**	October 31, 2006	January 31, 2006
Net cash proceeds	**100**	–	141
Insured and uninsured mortgage loans sold	**100**	–	140
Gain before income taxes	**–**	–	1

6 Subordinated Debentures

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

7 Pension and Other Employee Future Benefits

	January 31, 2007	October 31, 2006	January 31, 2006
Pension benefit expense	15	15	15
Other employee future benefit expense	3	3	2

8 Capital Stock

Shares outstanding and dividends as at January 31, 2007

	Number of shares	Shares $	$	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
	16,000,000	400	5	
Common shares	161,367,076	1,583	88	0.5400
		1,983	93	

Repurchase of common shares

On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period that ended on January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period that ended on January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at January 31, 2007, the Bank had completed the repurchase of 717,000 common shares (1,792,100 in 2006) at a cost of $46 million ($107 million in 2006), which reduced common share capital by $7 million ($17 million in 2006) and retained earnings by $39 million ($90 million in 2006).

On February 1, 2007, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

9 Stock-Based Compensation

Stock Option Plan

During the quarter ended January 31, 2007, the Bank awarded 1,493,504 stock options (943,200 in 2006) at a fair value of $11.32 ($12.81 in 2006).

As at January 31, 2007, a total of 6,341,868 stock options were outstanding.

The fair value of options granted was valued on the award date using the Black-Scholes model. The following assumptions were used:

Quarter ended	**January 31, 2007**	January 31, 2006
Risk-free interest rate	**4.05%**	4.18%
Expected life of the options	**5 years**	6 years
Expected volatility	**22.5%**	24.0%
Expected dividend yield	**5%**	5%

The following table presents the compensation expense recorded for the stock options:

Quarter ended	**January 31, 2007**	October 31, 2006	October 31, 2006
Bank stock options	**5**	4	2

Stock Appreciation Rights (SAR) Plan

During the quarter ended January 31, 2007, the Bank awarded 48,396 SARs. As at January 31, 2007, a total of 326,134 SARs were outstanding.

Deferred Stock Unit (DSU) Plan

During the quarter ended January 31, 2007, the Bank awarded 32,358 DSUs. As at January 31, 2007, a total of 247,868 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)

During the quarter ended January 31, 2007, the Bank awarded 47,335 RSUs. As at January 31, 2007, a total of 202,100 RSUs were outstanding.

Deferred Compensation Plan of National Bank Financial

During the quarter ended January 31, 2007, National Bank Financial awarded 75,556 units. As at January 31, 2007, a total of 870,294 units were outstanding.

10 Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income (1)	**346**	328	**34**	31	**(3)**	(6)	**(101)**	(75)	**276**	278
Other income (1)	**192**	181	**190**	175	**302**	296	**29**	41	**713**	693
Total revenues	**538**	509	**224**	206	**299**	290	**(72)**	(34)	**989**	971
Operating expenses	**310**	317	**156**	148	**168**	153	**23**	18	**657**	636
Contribution	**228**	192	**68**	58	**131**	137	**(95)**	(52)	**332**	335
Provision for credit losses	**43**	31	**-**	–	**–**	1	**(15)**	(15)	**28**	17
Income before income taxes and non-controlling interest	**185**	161	**68**	58	**131**	136	**(80)**	(37)	**304**	318
Income taxes (1)	**62**	55	**21**	19	**43**	43	**(70)**	(24)	**56**	93
Non-controlling interest	**-**	–	**2**	2	**1**	2	**5**	4	**8**	8
Net income (net loss)	**123**	106	**45**	37	**87**	91	**(15)**	(17)	**240**	217
Average assets	**47,389**	45,336	**435**	705	**83,802**	65,550	**(11,709)**	(8,000)	**119,917**	103,591

Personal and Commercial

The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management

The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets

The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other

The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent

(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $44 million ($20 million in 2006) and other income by $21 million ($1 million in 2006). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly report publication dates for fiscal 2007
Second quarter: May 31, 2007
Third quarter: August 30, 2007
Fourth quarter: November 29, 2007

Disclosure of First Quarter Results

Conference call
- A conference call for analysts and institutional investors will be held on March 1, 2007 at 1:00 p.m. ET.
- Access by telephone in listen-only mode: 1-866-898-9626 or 416-340-2216
- A recording of the conference call can be heard until March 8, 2007 by calling 1-800-408-3053 or 416-695-5800. The access code is 3214628#.

Webcast
- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents
- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).



NATIONAL BANK OF CANADA

Head Office
600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

This Pricing Supplement together with the short form base shelf prospectus dated April 5, 2006, to which it relates, as amended or supplemented (the "Prospectus"), and each document incorporated by reference in the Prospectus constitutes a public offering of securities only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar regulatory authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence. The Note Securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America to or for the account or benefit of U.S. persons.

Pricing Supplement No. 8 dated March 21, 2007
(to the short form base shelf prospectus dated April 5, 2006)

NATIONAL BANK OF CANADA

Agricultural Commodity ART™ Note Securities (Accelerated Return Term Note Securities) linked to the Goldman Sachs Agricultural Excess Return Index®, Series 1
(non principal protected notes with an accelerated positive return at maturity, if any)

Maximum CAD$100,000,000 (1,000,000 Note Securities)

This Pricing Supplement qualifies the distribution of a maximum of $100,000,000 of Agricultural Commodity ART™ Note Securities (Accelerated Return Term Note Securities) linked to the Goldman Sachs Agricultural Excess Return Index®, Series 1 of National Bank of Canada (the "Bank") maturing seven years following the closing date, being on or about March 31, 2014, which are non principal protected notes with an accelerated positive return at maturity, if any (the "Note Securities"). The Note Securities will not pay any interest prior to maturity. The return on the Note Securities at maturity will vary depending on the performance of the Goldman Sachs Agricultural Excess Return Index® (the "Reference Index"), a sub-index of the Goldman Sachs Commodity Index®, an index designed as measure of commodity market performance over time. **The Note Securities are not principal protected and the Holder may receive less than the principal amount at maturity.**

The objectives of the Note Securities are:

(i) to provide a return based on the long-term appreciation of the Reference Index, with no exposure to currency fluctuations; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index at maturity and (ii) a call option contract providing 50% of any positive return of the Reference Index at maturity.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

PRICE: $100 per non principal-protected Note Security

Minimum Subscription: $5,000 (50 Note Securities)

	Price to the Public	Selling Concession and Structuring Fees[1]	Net Proceeds to the Bank
Per Note Security	$100.00	$4.25	$95.75
Total[2]	$100,000,000	$4,250,000	$95,750,000

(1) A selling concession fee of $3.00 per Note Security is payable by the Bank to the Agents for further payment to representatives, including representatives employed by the Agents, whose clients purchase Note Securities. A fee of $0.10 per Note Security will be payable by the Bank to Merill Lynch Canada Inc. at closing for acting as agent and a structuring fee of $1.15 per Note Security will be payable by the Bank to National Bank Financial Inc. at closing. See "Plan of Distribution".

(2) Reflects the maximum offering size. There is no minimum offering size.

At maturity, holders of Note Securities ("Holders") will be entitled to receive payment of an amount per Note Security equal to the product of (A) $100.00 and (B) the Variable Return plus 1. The Variable Return will be equal to 150% of the Reference Index Return if such return as of the Valuation Date is positive and 100% of the Reference Index Return if such return as of the Valuation Date is nil or negative. The Reference Index Return will be equal to (i) the quotient of official closing level of the Reference Index on the Valuation Date ("Final Index Level") over the official closing level of Reference Index on the Closing Date ("Initial Index Level"), (ii) minus 1. Notwithstanding the foregoing, the Maturity Redemption Amount will be subject to a minimum of $1.00 per Note Security.

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. **The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.**

The Note Securities are not redeemable prior to maturity, except by the Bank under a Reimbursement Under Special Circumstances (as defined in this Pricing Supplement). See "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index. Prospective purchasers should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid. Holders wishing to sell their Note Securities prior to maturity may receive a price at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities where maturing on such day. The price paid to a Holder in connection with a sale through National Bank Financial Inc. made during the first 18 months following the date of issuance of the Note Securities will reflect a pre-determined early trading charge. See "Secondary Market for the Note Securities" and "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices may not reflect the appreciation of the Reference Index".

National Bank Financial Inc. and Merrill Lynch Canada Inc. (collectively, the "Agents"), as agents, are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the conditions contained in the Dealer Agreement between the Bank and the Agents dated as of the date hereof and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents. Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur on or about April 13, 2007, but no later than May 10, 2007. The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS Clearing and Depository Services Inc. ("CDS") or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through CDS's book-entry system. See "Description of the Notes – Depository" in the Prospectus.

National Bank Financial Inc. is an indirect wholly-owned subsidiary of the Bank. **As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc. within the meaning of the securities legislation of certain provinces of Canada.** See "Plan of Distribution".

ART™ Note Securities (Accelerated Return Term Note Securities) is a trademark of National Bank of Canada.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

Based on the current administrative position of the Canada Revenue Agency and on the legislation in effect on the date hereof, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

DOCUMENTS INCORPORATED BY REFERENCE

In addition to this Pricing Supplement, the following documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as of the date of this Pricing Supplement:

(i) the Audited Consolidated Financial Statements for the year ended October 31, 2006, which include comparative consolidated financial statements for the year ended October 31, 2005;

(ii) the Auditors' Report issued to the shareholders of the Bank on the consolidated financial statements as at October 31, 2006 and 2005 and for the years then ended;

(iii) the Management's Discussion and Analysis for the year ended October 31, 2006;

(iv) the Unaudited Consolidated Financial Statements for the quarter ended January 31, 2007 which includes the comparative unaudited consolidated financial statements of the Bank for the quarter ended January 31, 2006 and which are included in the Bank's Report to Shareholders for the First Quarter 2007 together with the Management's Discussion and Analysis for the quarter ended January 31, 2007 included in such report;

(v) the Annual Information Form dated January 16, 2007;

(vi) the Management Proxy Circular dated January 16, 2007 in connection with the Bank's annual meeting of shareholders held on March 7, 2007, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference herein; and

(vii) the Material Change Report dated January 15, 2007 relating to the appointment of Louis Vachon as President and Chief Executive Officer of the Bank effective June 1, 2007.

ABOUT THIS PRICING SUPPLEMENT

This Pricing Supplement supplements the short form base shelf prospectus dated April 5, 2006 relating to $2,000,000,000 Medium Term Notes of the Bank. If the information in this Pricing Supplement differs from the information contained in the Prospectus, you should rely on the information in this Pricing Supplement. Holders should carefully read this Pricing Supplement along with the accompanying Prospectus to fully understand the information relating to the terms of the Note Securities and other considerations that are important to Holders. Both documents contain information Holders should consider when making their investment decision. The information contained in this Pricing Supplement and the accompanying Prospectus is current only as of the date of each.

PUBLIC INFORMATION

All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. That information reflects the policies of, and is subject to change by Goldman, Sachs & Co., the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Index at any time. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information. Investors in the Note Securities, should make their own investigation into the Reference Index and the Index Sponsor.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this Pricing Supplement, including those that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Bank. These statements are not historical facts but instead represent only the Bank's expectations, estimates and projections regarding future events.

By their very nature, forward looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward looking statements will be not achieved. Readers are cautioned not to place undue reliance on these statements as a number of important factors could cause results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, but are not limited to: the strength of the Canadian economy in general and the strength of the local economies within Canada in which the Bank conducts operations; the strength of the economies of other nations in which the Bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the Bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in respective markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and other developments including those relating to the war on terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. See ''Risk Factors''. The foregoing list of important factors is not exhaustive. When relying on the Bank's forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other

uncertainties and potential events. The Bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Bank unless required by applicable laws.

SUITABILITY FOR INVESTMENT

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly even none of the principal amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index. Prospective purchasers should take into account additional risk factors associated with this offering of Note Securities. See "Risk Factors".

SUMMARY

The following is a summary of the terms of the Note Securities. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this Pricing Supplement and the accompanying prospectus. References to the "Prospectus" mean the Bank's short form base shelf prospectus dated April 5, 2006. Capitalized terms not otherwise defined in this Pricing Supplement have the meanings attributed to them in the Prospectus.

Issuer: National Bank of Canada.

Principal Amount: $100 per Note Security.

Issue Size: Maximum $100,000,000 (1,000,000 Note Securities).

Minimum Subscription: $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Objectives of the Note Securities:

(i) To provide a return based on the long-term appreciation of the Reference Index with no exposure to currency fluctuations; and

(ii) To provide an accelerated participation rate of 150% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Index as of the Valuation Date.

Reference Index: *All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information.*

The Reference Index, also known as the GSCAGER, is a sub-index of the Goldman Sachs Commodity Index (the "GSCI"), and reflects the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts included in the GSCI. The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The Reference Index is comprised solely of those agricultural commodities futures contracts included in the GSCI.

The GSCI and the Reference Index

For a detailed explanation on the methodology used to compose and calculate the GSCI, please refer to the GSCI Manual, a guide to the Goldman Sachs Commodity Index, 2007 edition, which is available at www2.goldmansachs.com/gsci.

Three GSCI indices are calculated and published by the Index Sponsor: GSCI total return, GSCI excess return (the GSCI Excess Return Index®) and GCSI spot. The Reference Index is a sub-index of the GSCI Excess Return Index®.

The GSCI Excess Return Index® measures the return from investing in uncollateralized nearby GSCI futures and rolling them forward each month (on the 5th - 9th business days of each month) always keeping the investment in nearby futures.

The Reference Index is calculated in the same manner as for the GSCI Excess Return Index® except that the daily references prices, the contract production weights, the contract roll weights and the normalizing constant used in the calculations for the Reference Index are limited to the Index Commodities comprising such sub-index of the GSCI.

The GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity performance over time.

In order to accomplish these objectives, the GSCI is calculated primarily on a world production-weighted basis and comprises the principal physical commodities that are the subject of active, liquid futures markets.

Components and Weights of the Reference Index

The Reference Index consists of the agricultural commodities of the GSCI and as of March 6, 2007, was composed as follows:

Index Commodity	Weight in the Reference Index
Wheat	22.5%
Red Wheat	8.3%
Corn	30.7%
Soybeans	14.4%
Cotton	6.8%
Sugar	10.1%
Coffee	5.5%
Cocoa	1.7%

Historical Performance of the Reference Index

The Index Sponsor first began publishing the GSCI, as well as the related indices, in 1991. In addition, although the GSCI was not published prior to that time, the Index Sponsor has calculated the historical value of the GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The GSCI has been normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time.

The following graph illustrates the performance of the Reference Index for the period from January 1990 to February 2007. Historical performance is not a guarantee of future performance.


Historical GS Agriculture Excess Return Index Data
250
200
150
100
50
0
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Source of data: Bloomberg

Closing Date: On or about April 13, 2007, but no later than May 10, 2007.

Maturity Date: The date falling on the seventh anniversary date of the closing of the offering (provided that if such date is not a Business Day, it will be postponed until the immediately following Business Day). Based on a closing on April 13, 2007, the Maturity Date will be April 14, 2014.

Maturity Redemption Amount: Holders of record on the Valuation Date will be entitled to receive on the Maturity Payment Date payment of an amount per Note Security equal to the product of (A) $100.00 and (B) the Variable Return plus 1, subject to a minimum of $1.00.

The Variable Return will be equal to 150% of the Reference Index Return if such return as of the Valuation Date is positive and 100% of the Reference Index Return if such return as of the Valuation Date is nil or negative.

The Reference Index Return is a number (which may be positive or negative), expressed as a percentage, equal to:

(Final Index Level / Initial Index Level) – 1

where the Initial Index Level is equal to the official closing level of the Reference Index on the Closing Date, and

where the Final Index Level is equal to the official closing level of the Reference Index on the Valuation Date.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

No Return until Maturity: No interest or any other amount will be paid during the term of the Note Securities.

Use of Proceeds: The Bank will use the net proceeds of this offering of Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to

hedge the Bank's obligations under the Note Securities, including forward and option contracts of the nature described under "Use of Proceeds and *Hedging*". The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. See "Use of Proceeds and Hedging" and "Risk Factors – Hedging Transactions may affect the Reference Index".

Calculation Agent: The Bank.

Agents: National Bank Financial Inc. and Merrill Lynch Canada Inc.

Listing and Secondary Market: The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Note Securities facilitated by National Bank Financial Inc. will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, of up to 4.25% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

IF SOLD	EARLY TRADING CHARGE PER NOTE SECURITY
From 0 to 6 months (inclusively) following the Closing Date	$4.25
From 7 to 12 months (inclusively) following the Closing Date	$3.00
From 13 to 18 months (inclusively) following the Closing Date	$1.50
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market maintained by National Bank Financial Inc. will not be subject to such early trading charge.

Holders choosing to sell their Note Securities prior to maturity will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". See "Secondary Market for the Note Securities" and "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index".

Holders should consult their advisors on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until maturity. Holders should also consult their tax advisors as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

Reimbursement Under Special The Bank may redeem all of the Note Securities upon the occurrence of a Special Circumstance. See "Description of the Note Securities – Reimbursement under Special

Circumstances:	Circumstances and Payment".
Certain Canadian Federal Income Tax Considerations:	This income tax summary is subject to the limitations and qualifications set out under "Certain Canadian Federal Income Tax Considerations". The amount by which the Maturity Redemption Amount or the Actualized NAV, as the case may be, exceeds the Principal Amount of a Note Security on the Valuation Date or on a redemption of a Note Security by or on behalf of the Bank at another date, as the case may be, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date occurs or on the date of redemption of a Note Security by or on behalf of the Bank, as the case may be. Assuming that the Noteholder holds the Note Securities as capital property, if the Maturity Redemption Amount is less than the Principal Amount, the Holder will realize a capital loss on the redemption of the Note Securities. A Holder should generally realize a capital gain (or capital loss) on the disposition of a Note Security (other than on a payment from or on behalf of the Bank), equal to the amount by which the proceeds of disposition net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base of the Note Security to the Holder. **Holders who dispose of a Note Security, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.** See "Certain Canadian Federal Income Tax Considerations".
Eligibility for Investment:	Based on the current position of the Canada Revenue Agency and on the legislation in effect on the date of this Pricing Supplement, the Note Securities will, at the Closing Date, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than deferred profit sharing plans to which contributions are made by the Bank, or a person or partnership with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).
Rank:	The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.
Credit Rating:	The Note Securities have not been rated by any rating agencies. The long-term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by S&P and Aa1 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long-term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.
Risk Factors:	Prospective investors should carefully consider all of the information set forth in this Pricing Supplement and the Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors" for a discussion of certain risks involved in evaluating an investment in the Note Securities.

Risk factors related to the offering of Note Securities include:

- The Note Securities are not suitable for all investors
- The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities

- The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank
- The Note Securities will not be insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime
- Holders have no ownership interest in the Index Commodities or the Reference Index
- The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances
- There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index
- Conflicts of interest may affect the Calculation Agent
- Hedging transactions may affect the Reference Index
- The Valuation Date or the Maturity Payment Date may be postponed if a Market Disruption Event occurs on the Valuation Date

Risks Relating to the Reference Index and Index Commodities:

- Trading prices
- The value of the Note Securities may be adversely affected by existing and changing regulation of commodity markets and suspensions or disruptions of market trading in commodity markets
- Commodity prices may change unpredictably, affecting the performance of the Reference Index and the value of the Note Securities in unforeseeable ways
- Changes that affect the Reference Index will affect the market value of the Note Securities and the Maturity Redemption Amount
- Potential modifications of the Reference Index may adversely affect the value of the Note Securities
- The Bank and its affiliates have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information

Book-Entry Registration: Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

The Note Securities will be issued in book-entry form and will be represented by a registered global note certificate held by CDS or its nominee. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to purchasers and registration of ownership of the Note Securities will be made only through the book-entry system of CDS.

Timely Information on the Note Securities: The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities, including the daily level of the Reference Index.

SUMMARY OF FEES AND EXPENSES

The Bank will pay to the Agents out of its own funds for payment by the Agents to representatives, including representatives employed by the Agents, whose clients purchase Note Securities a selling concession fee equal to 3.00% of the Principal Amount of each Note Security sold. The expenses of the offering will be borne by the Bank.

The Bank will pay to National Bank Financial Inc. out of its own funds a structuring fee of $1.15 per Note Security issued under this offering. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first 18 months of their issuance will be subject to an early trading charge of up to $4.25 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge.

DEFINITIONS

In addition to the terms defined in the Prospectus, unless the context otherwise requires, terms not otherwise defined in this Pricing Supplement will have the meaning ascribed thereto hereunder:

"**Act**" means the *Income Tax Act* (Canada).

"**Actualized NAV**" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"**Agents**" means National Bank Financial Inc. and Merrill Lynch Canada Inc.

"**Bank**" means National Bank of Canada.

"**Business Day**" means any day, other than a Saturday or a Sunday or a day on which commercial banks in either Montreal or Toronto are required or authorized by law to remain closed. Unless otherwise mentioned, if a deadline specified in this Pricing Supplement in respect of Note Securities falls on a day which is not a Business Day, the deadline will be postponed to the following Business Day.

"**Calculation Agent**" means the Bank.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**Closing Date**" means the date of closing of the offering of Note Securities, being on or about April 13, 2007 or such other date agreed to between the Bank and the Agents, but no later than May 10, 2007.

"**DBRS**" means Dominion Bond Rating Service Limited.

"**Final Index Level**" means the official closing level of the Reference Index on the Valuation Date as reported on Reuters page GSCI (or any successor or replacement page) or, if unavailable, any other source deemed reliable by the Calculation Agent.

"**GSCI**" means the Goldman Sachs Commodity Index®.

"**Holder**" means an owner of record or beneficial owner of a Note Security.

"**Index Commodities**" means the commodities comprising the Reference Index.

"**Index Sponsor**" means Goldman, Sachs & Co., or any successor calculator and publisher of the Reference Index.

"**Initial Index Level**" means the official closing level of the Reference Index on the Closing Date as reported on Reuters page GSCI (or any successor or replacement page) or, if unavailable, any other source deemed reliable by the Calculation Agent.

"**Market Disruption Event**" has the meaning ascribed thereto under "Description of the Note Securities – Market Disruption Event".

"**Maturity Date**" means the date falling on the seventh anniversary date of the Closing Date (provided that if such date is not a Business Day, it will be postponed until the immediately following Business Day).

"**Maturity Payment Date**" means the fifth Business Day following the Valuation Date.

"**Maturity Redemption Amount**" means, at the Maturity Payment Date, an amount per Note Security equal to $100.00 x (Variable Return + 1), subject to a minimum of $1.00.

"Moody's" means Moody's Investors Service, Inc.

"Principal Amount" means $100.00 per Note Security.

"Prospectus" means the short form base shelf prospectus of the Bank dated April 5, 2006.

"Reference Index" means the Goldman Sachs Agricultural Excess Return Index®.

"Reference Index Return" means a number (which may be positive or negative), expressed as a percentage, equal to: (Final Index Level / Initial Index Level) – 1.

"Reimbursement Under Special Circumstances" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"Special Circumstance" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"Special Reimbursement Date" has the meaning ascribed thereto under "Description of the Note Securities – Reimbursement Under Special Circumstances and Payment".

"S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.

"Valuation Date" means the fifth Business Day immediately preceding the Maturity Date, subject to the occurrence of a Market Disruption Event.

"Variable Return" means, if the Reference Index Return is positive, an amount equal to the product of 150% and the Reference Index Return, OR, if the Reference Index Return is negative or nil, an amount equal to the product of 100% and the Reference Index Return.

"$" means Canadian dollars, unless otherwise mentioned.

OBJECTIVES OF THE NOTE SECURITIES

The objectives of the Note Securities are:

(i) to provide a return based on the long-term appreciation of the Reference Index with no exposure to currency fluctuations; and

(ii) to provide an accelerated participation rate of 150% of any positive return of the Reference Index at maturity, while limiting the participation rate of any negative return (or absence of return) of the Reference Index at maturity to 100%.

The return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Index as of the Valuation Date.

REFERENCE INDEX

The following is a description of the Reference Index: the Goldman Sachs Agricultural Excess Return Index®. All information regarding the Reference Index contained in this Pricing Supplement, including its make-up, method of calculation and changes in its components, has been obtained from publicly available information. That information reflects the policies and opinions of, and is subject to change by Goldman, Sachs & Co., the Index Sponsor. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Reference Index at any time. Neither the Bank nor the Agents make any representation or warranty as to the accuracy or completeness of such information. Investors in the Note Securities should make their own investigation into the Reference Index and the Index Sponsor.

General

The Reference Index, also known as the GSCAGER, is a sub-index of the Goldman Sachs Commodity Index (the "GSCI"), and reflects the excess returns that are potentially available through an unleveraged investment in the agricultural commodities futures contracts included in the GSCI. The GSCI is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria, and is designed to be a measure of the performance over time of the markets for these commodities. The Reference Index is comprised solely of those agricultural commodities futures contracts included in the GSCI.

The GSCI and the Reference Index

For a detailed explanation on the methodology used to compose and calculate the GSCI, please refer to the GSCI Manual, a guide to the Goldman Sachs Commodity Index, 2007 edition, which is available at www2.goldmansachs.com/gsci.

Three GSCI indices are calculated and published by the Index Sponsor: GSCI total return, GSCI excess return (the GSCI Excess Return Index®) and GCSI spot. The Reference Index is a sub-index of the GSCI Excess Return Index®.

The GSCI Excess Return Index® measures the return from investing in uncollateralized nearby GSCI futures and rolling them forward each month (on the 5th - 9th business days of each month) always keeping the investment in nearby futures.

The Reference Index is calculated in the same manner as for the GSCI Excess Return Index® except that the daily references prices, the contract production weights, the contract roll weights and the normalizing constant used in the calculations for the Reference Index are limited to the Index Commodities comprising such sub-index of the GSCI.

The GSCI is designed as a benchmark for investment in the commodity markets and as a measure of commodity performance over time.

In order to accomplish these objectives, the GSCI is calculated primarily on a world production-weighted basis and comprises the principal physical commodities that are the subject of active, liquid futures markets.

The Policy Committee

The Index Sponsor has established a Policy Committee to assist it in connection with the operation of the GSCI. The Policy Committee meets on an annual basis and at other times at the request of the Index Sponsor. The principal purpose of the Policy Committee is to advise the Index Sponsor with respect to, among other things, the calculation of the GSCI, the effectiveness of the GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the GSCI. The Policy Committee acts solely in an advisory and consultative capacity; all decisions with respect to the composition, calculation and operation of the GSCI are made by the Index Sponsor.

Eligibility of Commodity Contracts for inclusion in the GSCI

To be eligible for inclusion in the GSCI, a contract must be denominated in U.S. dollars and traded on or through a trading facility that has its principal place of business or operations in a country that is a member of the Organization for Economic Cooperation and Development (OECD) during the relevant calculation period. The requirement that contracts be U.S. dollar denominated facilitates the calculation and consistency of the GSCI, since numerous currency conversions and other adjustments would need to be made in order to accommodate contracts denominated in other currencies. The requirement that a contract be traded on or through a trading facility in an OECD country assures that the GSCI will be limited to those commodities for which there are trading facilities in industrialized countries. In addition, the trading facility must (i) make price quotations generally available to its members or participants in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time; (ii) make reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations; (iii) accept bids and offers from multiple participants or price providers; and (iv) be accessible by a sufficiently broad range of participants.

To be eligible for inclusion in the GSCI, a contract must be on a physical commodity and may not be on a financial commodity, such as securities, currencies or interest rates. The contracts need not require physical delivery by their terms in order to be considered a physical commodity.

In addition, in order for a contract to be eligible for inclusion in the GSCI, the following criteria must be satisfied: (i) the contract must have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified time period, in the future; and (ii) the contract must, at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and (iii) the trading facility on which the contract is traded must allow market participants to execute spread transactions, through a single order entry, between the pairs of contract expirations included in the GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods. The roll period usually corresponds to the period of five business days beginning on the fifth business day of each calendar month and ending on the ninth business day of such month.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the "daily contract reference price") generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, the Index Sponsor, in consultation with the Policy Committee, may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes. The requirement that a contract have a continuous price history of at least two years is mainly intended to ensure the reliability and availability of the prices necessary to enable the Index Sponsor to calculate the GSCI.

At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., New York City time, on each business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on

the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately proceeding the date on which the determination is made.

The GSCI is limited to those contracts that are actively traded in order to assure that the prices generated by the markets for such contracts represent reliable, competitive prices. The contracts that satisfy the general eligibility requirements set forth above, therefore, must also satisfy the volume trading requirements described below before being included in the GSCI:

- A contract not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15billion.

- A contract already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

- A contract not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized of at least US$30 billion.

- A contract already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

In addition to the volume requirements described above, there is a requirement that a contract, in order to be included in the GSCI, have a minimum reference percentage dollar weight. This provision is designed to enhance the tradability of the GSCI by eliminating from the index those contracts that would account for *de minimis* percentages of the GSCI, thereby requiring traders to maintain and roll small positions. A contract that is already included in the GSCI at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 1.00%. The reference percentage dollar weight of a contract is determined by multiplying the contract production weight of a contract or CPW (calculated based on world production and trading volume) by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI and each contract's percentage of the total is then determined.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, certain additional criteria will apply to make the selection.

Calculation of the Contract Production Weights

The GSCI, as noted, is a production-weighted index that is designed to reflect the relative significance of each of the constituent commodities to the world economy while preserving the tradability of the index by limiting eligible contracts to those with adequate liquidity. In addition to determining the list of GSCI contracts it is necessary to ascertain the quantity of each such contract to be included in the GSCI, that is, the "contract production weights" or "CPWs".

In order to maintain the liquidity and tradability of the GSCI throughout the year, there is a mechanism in place to review and reallocate the distribution of CPWs among the GSCI contracts on a particular GSCI commodity in the course of the year, if there has been a significant decline in the liquidity of any such contract. Any such reallocation may result in new contracts on the same GSCI commodity being included in the GSCI, or contracts that have been previously included in the GSCI being excluded. For this purpose, the liquidity of each contract is measured by its "trading volume multiple", which is calculated and reviewed on a monthly basis.

On each relevant monthly observation date, the Index Sponsor will calculate the trading volume multiple of each contract included in the GSCI, based on volume data for the relevant period. If on any such date, the trading volume multiple of any GSCI contract is below a certain trading volume multiple threshold, the Index Sponsor will adjust the composition of the GSCI, with respect to the GSCI commodity underlying such contract (but not with respect to any other GSCI commodities), in accordance with the pre-determined criteria and limits.

Contract Expirations and Replacement Contracts

Because GSCI contracts call for delivery or settlement on specified dates or during specified terms, it is necessary to determine the contract expirations that will be included in the GSCI in order to identify the appropriate prices of such contracts to be used in calculating the value of the GSCI. The identification of the contract expirations is made by the Index Sponsor, in consultation with the Policy Committee, provided that each such contract must be an "active contract", i.e. a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If two consecutive contract expirations for a particular contract have not been made available for trading on or through the relevant trading facility at least six months prior to the date on which the roll period is scheduled to begin with respect to the first of these two contract expirations, the Index Sponsor, in consultation with the Policy Committee, will determine what action, if any, should be taken. Such action may include, without limitation, a decision to delete the contract expirations or the contract from the GSCI for the relevant year in which the failure to make the contract expiration available for trading occurs (or for the relevant portion of such year) or a contingent decision to include such contract expirations or contract if the contract expiration is made available by a specified date.

If trading in all contract expirations with respect to a particular GSCI contract is terminated, or the relevant trading facility announces that no additional contract expirations will be made available with respect to a contract, a replacement contract on the relevant GSCI commodity (which replacement Contract must satisfy the eligibility criteria for the GSCI) may be included in the GSCI for the year in which the replacement is made and in subsequent years.

If a replacement contract is to be included in the GSCI, the Index Sponsor will publicly announce the manner in which the transfer from the existing contract to the replacement contract will be effected, and whether the CPWs of the other GSCI contracts on the relevant GSCI commodity and/or the normalizing constant will be recalculated.

The Normalizing Constant

In order to assure continuity of the GSCI and to allow comparisons of the value of the GSCI to be made over time, it is necessary to make an adjustment to the calculation of the GSCI each time the CPWs are changed. The factor used to make this adjustment is the "normalizing constant" and is used in the same manner as similar factors applied to the calculation of other published financial market indices. The "normalizing constant" is determined each time the composition of the GSCI is changed.

Calculation of the GSCI and the GSCI Excess Return Index

Because the GSCI is designed as a "tradable" index that can be used to replicate actual commodity market performance, the calculation of the GSCI takes into account the fact that a person holding positions in the first nearby contract expiration of each GSCI Contract would need to "roll" such positions forward as they approach settlement or delivery. For this reason, the methodology for calculating the GSCI includes a "rolling" procedure designed to replicate the rolling of actual positions in the GSCI contracts. Moreover, because the rolling of actual positions in a GSCI contract on a single day could be difficult to effect or, if completed on a single day, could have an adverse impact on the market, such rolling would most likely take place over a period of several days. The rolling of the GSCI into new contract expirations (referred to as the "roll contract expirations") therefore similarly takes place over periods of several days, which constitute the roll periods. The calculation of the GSCI, consequently, takes into account price levels of the first nearby contract expiration on each GSCI commodity and, during the roll periods, price levels of the roll contract expirations as well. Once the roll period has been completed, the roll contract expiration becomes the first nearby contract expiration.

The GSCI Excess Return Index, in contrast, represents the return of a portfolio of commodity futures contracts, the composition of which, on any given business day for the calculation of the GSCI, reflects the CPWs of all GSCI contracts and the contract roll weights of all GSCI contract expirations. The GSCI Excess Return Index is therefore calculated on the basis of the "contract daily return", as explained below.

The value of the GSCI on each business day for the calculation of the GSCI is equal to the total dollar weight of the GSCI divided by the normalizing constant. The daily contract reference prices used in performing the calculations are the most recent daily contract reference prices of the first nearby contract expirations or roll contract expirations, as the case may be, as made available by the relevant trading facility to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) as of the relevant settlement time on the business day on which the calculation is made, subject to certain adjustments in certain special circumstances.

The value of the GSCI Excess Return Index on any day where it is calculated is equal to the product of (i) the value of the GSCI Excess Return Index on the immediately preceding business day multiplied by (ii) one plus the "contract daily return" (which is obtained by dividing the total dollar weight of all GSCI contracts on such day by the total dollar weight invested on the immediately preceding business day, minus one, reflecting the percentage change in the total dollar weight of the GSCI) on the business day on which the calculation is made. The value of the GSCI Excess Return Index is indexed to a normalized value of 100 on January 2, 1970. The result of the foregoing calculation is then rounded to seven digits of precision.

GSCI Components and Weights

Currently, the GSCI contains 24 commodities from all commodity sectors: six energy products, five industrial metals, eight agricultural products, three livestock products and two precious metals.

According to the Index Sponsor, together, the diversity of its constituent commodities and their economic weighting allow the GSCI to respond in a stable way to world economic growth, even as the composition of global growth changes through time. When world growth is dominated by industrialized economies, the metals sector of the GSCI generally responds more than the agricultural components. Similarly, when emerging markets dominate world growth, agricultural and petroleum-based commodities generally respond the most.

The commodities comprising the GSCI and their dollar weights in the GSCI organized by subsector is presented in Table 1 below.

Table 1: GSCI Components and Dollar Weights (%) (March 6, 2007)									
Energy	**68.84**	**Industrial Metals**	**10.62**	**Precious Metals**	**2.41**	**Agriculture**	**13.00**	**Livestock**	**5.13**
Crude Oil	34.12	Aluminium	3.50	Gold	2.11	Wheat	2.93	Live Cattle	2.98
Brent Crude Oil	14.27	Copper	3.56	Silver	0.30	Red Wheat	1.08	Feeder Cattle	0.63
RBOB Gas	1.41	Lead	0.48			Corn	3.99	Lean Hogs	1.52
Heating Oil	5.67	Nickel	1.88			Soybeans	1.87		
GasOil	4.87	Zinc	1.21			Cotton	0.88		
Natural Gas	8.49					Sugar	1.31		
						Coffee	0.72		
						Cocoa	0.22		

Table 2 contains the index values for the GSCI and its main sub-indices. All sub-indices of the GSCI follow the same rules regarding world production weights, methodology for rolling and other functional characteristics.

GSCI Index Values

Table 2: GSCI Index Values (March 6, 2007)

	GSCI	**Energy**	**Non-Energy**	**Industrial Metals**	**Precious Metals**	**Agriculture**	**Livestock**	**Agriculture &Livestock**
Excess Return	579.2089	387.8497	263.8819	298.5186	106.8334	65.59305	381.944	128.1684

Components and Weights of the Reference Index

The Reference Index consists of the agricultural commodities of the GSCI and as of March 6, 2007, was composed as follows:

Index Commodity	Weight in the Reference Index
Wheat	22.5%
Red Wheat	8.3%
Corn	30.7%
Soybeans	14.4%
Cotton	6.8%
Sugar	10.1%
Coffee	5.5%
Cocoa	1.7%

Historical Performance of the Reference Index

The Index Sponsor first began publishing the GSCI, as well as the related indices, in 1991. In addition, although the GSCI was not published prior to that time, the Index Sponsor has calculated the historical value of the GSCI and related indices beginning on January 2, 1970, based on actual prices from that date forward and the selection criteria, methodology and procedures in effect during the applicable periods of calculation (or, in the case of all calculation periods prior to 1991, based on the selection criteria, methodology and procedures adopted in 1991). The GSCI has been normalized to a value of 100 on January 2, 1970, in order to permit comparisons of the value of the GSCI to be made over time.

The following graph illustrates the performance of the Reference Index for the period from January 1990 to February 2007. Historical performance is not a guarantee of future performance.



Historical GS Agriculture Excess Return Index Data
250
200
150
100
50
0
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07

Source of data: Bloomberg

License Agreement and Disclaimer

The Bank has entered into a non-exclusive license agreement with the Index Sponsor, which allows the Bank and its affiliates to use the Reference Index in connection with the issuance of certain securities, including the Note Securities. The Bank is not affiliated with the Index Sponsor; the only relationship between the Index Sponsor and the Bank is the licensing of the use of the Reference Index and trademarks relating to the Reference Index.

The Index Sponsor is under no obligation to continue the calculation and dissemination of the Goldman Sachs Agricultural Excess Return Index®. The Note Securities are not sponsored, endorsed, sold or promoted by the Index Sponsor. No inference should be drawn from the information contained in this Pricing Supplement that the Index Sponsor makes any representation or warranty, implied or express, to us, any holder of the Note Securities or any member of the public regarding the advisability of investing in securities generally or in the Note Securities in particular or the ability of the Reference Index to track general commodity market performance.

The Index Sponsor determines, composes and calculates the Goldman Sachs Agricultural Excess Return Index® without regard to the Note Securities. Goldman Sachs & Co. has no obligation to take into account your interest, or that of anyone else having an interest, in the Note Securities in determining, composing or calculating the Goldman Sachs Agricultural Excess Return Index®.

The Index Sponsor is not responsible for, and has not participated in the determination of, the terms, prices or amount of the Note Securities and will not be responsible for, or participate in, any determination or calculation regarding the principal amount of the Note Securities payable at maturity. The Index Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Note Securities. The Index Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Goldman Sachs Agricultural Excess Return Index® or the manner in which the Goldman Sachs Agricultural Excess Return Index® is applied in determining the Initial Index Level or the Final Index Level or any amount payable upon maturity of the Note Securities.

Goldman Sachs, GSCI®, GSCI® Excess Return Index, Goldman Sachs Agricultural Excess Return Index® and Goldman Sachs Commodity Index are trademarks or service marks of the Index Sponsor and have been licensed for use by us in connection with the Note Securities.

The Note Securities are not sponsored, endorsed, sold or promoted by Goldman, Sachs & Co. or any of its affiliates (collectively, "Goldman"). Goldman makes no representation or warranty, express or implied, to the holders of the Note Securities or any member of the public regarding the advisability of investing in securities generally or in the Note Securities particularly or the ability of the Goldman Sachs Agricultural Excess Return Index® to track general commodity market performance. Goldman's only relationship to us is the licensing of the GSCI Index, which is determined, composed and calculated by Goldman without regard to us or the Note Securities. Goldman has no obligation to take the needs of us or the Holders of the Note Securities into consideration in determining, composing or calculating the GSCI Index. Goldman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Note Securities to be issued or in the determination or calculation of the equation by which the Note Securities are to be converted into cash. Goldman has no obligation or liability in connection with the administration, marketing or trading of the Note Securities.

GOLDMAN DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GOLDMAN SACHS AGRICULTURAL EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. GOLDMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI EXCESS RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuance or Modification of the Reference Index; Alteration of Method of Calculation

If the calculation or publication of the Reference Index is discontinued and a successor or substitute index is calculated or published (such successor or substitute index being referred to herein as a "Successor Index") that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Reference Index (the "Discontinued Index"), then any reference level for such Discontinued Index will be determined by reference to the level of such Successor Index. If no successor or substitute index is provided with respect to a Discontinued Index, the Calculation Agent will designate another index to replace the Reference Index (such index being also referred to herein as a "Successor Index"), provided that the Calculation Agent reasonably determines that the Successor Index substantially tracks the market performance of the broad class and market in which the Discontinued Index participated and with adjustments as may be determined by the Calculation Agent. From then, any calculations will be determined by reference to the price of such Successor Index.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Agents and to the Holders within three Business Days of such selection. If a Successor Index is selected by the Calculation Agent, the Successor Index will be used as a substitute for the relevant Discontinued Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If at any time the method of calculation of the Reference Index or a Successor Index, or the level thereof, is changed in a material respect, or if the Reference Index or Successor Index is in any other way modified so that the Reference Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Reference Index or Successor Index had such changes or modifications not been made, then, for purposes of calculating the Final Index Level or making any other determinations as of or after such time, the Calculation Agent will make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of an index comparable to the Reference Index or Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Final Index Level with reference to the Reference Index or Successor Index, as adjusted.

DESCRIPTION OF THE NOTE SECURITIES

The following is a summary of the material attributes and characteristics of the Note Securities and is entirely qualified by and subject to the global certificate referred to below, which contains the full text of such attributes and characteristics.

General

This offering consists of Note Securities at a price of $100.00 each. The minimum subscription price per Holder is $5,000 (50 Note Securities) and integral multiples of $1,000 (10 Note Securities) in excess thereof.

Global Certificate

A global certificate for the full amount of the issue of Note Securities will be issued by the Bank in registered form to CDS. Subject to limited exceptions, certificates evidencing the Note Securities will not be available to Holders and registration of ownership of the Note Securities will be made only through the book-entry system of CDS. See "Description of the Notes – Depository" in the Prospectus.

Currency

The Principal Amount of the Note Securities and all payments under the Note Securities will be in Canadian dollars.

Redemption upon Maturity

The Note Securities will mature on the seventh anniversary of the Closing Date, provided that if such day is not a Business Day, it will be postponed until the immediately following Business Day. At the Maturity Payment Date, a Holder of record on the Valuation Date will be entitled to receive from the Bank in respect of each Note Security held by such Holder, the following amount:

> $100.00 x (Variable Return + 1)
>
> where Variable Return is equal to: (i) 150% x Reference Index Return if the Reference Index Return is positive and (ii) 100% x Reference Index Return if the Reference Index Return is negative or nil,
>
> and where the Reference Index Return is a number (which may be positive or negative), expressed as a percentage, equal to: (Final Index Level / Initial Index Level) – 1

Notwithstanding the foregoing, in no event shall the Maturity Redemption Amount be less than $1.00 per Note Security.

Although the Reference Index is calculated in US dollars, the foreign exchange rate between the Canadian dollar and the US dollar will not have any impact as the return of the Reference Index used to calculate the amount payable at maturity will be an absolute return, without conversion back into Canadian dollars.

The following are hypothetical examples that illustrate how the Reference Index Return, the Variable Return and the Maturity Redemption Amount are calculated. These examples are included for illustration purposes only. The amounts used are hypothetical and are not forecasts or projections of the performance of the Reference Index or the Note Securities. No assurance can be given that the results shown in these examples will be achieved.

Example 1: Positive Return Example

The Reference Index has a positive performance over the 7-year term to maturity and the Reference Index Return is 60.00%. Because the Reference Index Return is positive, it will be multiplied by 150% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $190.00 Maturity Redemption Amount represents an annualized return of 9.60%.

Initial Index Level		66.06
Final Index Level		105.70
Reference Index Return	=	(105.70 / 66.06) – 1
	=	60.00%
Variable Return	=	150.00% x 60.00%
	=	90.00%
Maturity Redemption Amount	=	$100.00 x (90.00% + 1)
	=	$190.00
Annualized return	=	9.60%

Example 2: Small Positive Return Example

The Reference Index has a small positive performance over the 7-year term to maturity and the Reference Index Return is 6.12%. Because the Reference Index Return is positive, it will be multiplied by 150% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $109.18 Maturity Redemption Amount represents an annualized return of 1.26%.

Initial Index Level		66.06
Final Index Level		70.10
Reference Index Return	=	(70.10 / 66.06) – 1
	=	6.12%
Variable Return	=	150.00% x 6.12%
	=	9.18%
Maturity Redemption Amount	=	$100.00 x (9.18% + 1)
	=	$109.18
Annualized return	=	1.26%

Example 3: Negative Return Example

The Reference Index has a negative performance over the 7-year term to maturity and the Reference Index Return is – 20.00%. Because the Reference Index Return is negative, it will be multiplied by 100% when calculating the Variable Return used to calculate the Maturity Redemption Amount. In this example, the $80.00 Maturity Redemption Amount represents an annualized return of –3.14%.

Initial Index Level		66.06
Final Index Level		52.85
Reference Index Return	=	(52.85 / 66.06) – 1
	=	–20.00%
Variable Return	=	100.00% x –20.00%
	=	–20.00%
Maturity Redemption Amount	=	$100.00 x (–20.00% + 1)
	=	$80.00
Annualized return	=	–3.14%

Payment of the Maturity Redemption Amount

Subject to certain exceptions, the Bank will be required to make available to the Holders of record on the Valuation Date, no later than 10:00 a.m. (Montreal time) on the Maturity Payment Date, funds in an amount sufficient to pay the Maturity Redemption Amount. The Maturity Payment Date will be the fifth Business Day immediately following the Valuation Date. The Valuation Date will be the fifth Business Day immediately prior to the Maturity Date, provided that it may be postponed if there is a Market Disruption Event on such date, up to a maximum of five Business Days.

The Maturity Redemption Amount, or, as the case may be, the amount payable under a Reimbursement under Special Circumstances, will be paid through CDS as set forth under "Description of the Notes – Depository – CDS Procedures" in the Prospectus.

Timely Information on the Note Securities

The Bank will seek to make available at www.fpsgroup.ca, certain information regarding the Note Securities, including the daily level of the Reference Index.

No Early Retraction by the Holders

The Note Securities are not retractable at the option of the Holders.

No Early Redemption by the Bank

Except for a Reimbursement Under Special Circumstances, the Note Securities are not redeemable by the Bank prior to the Maturity Date. See "Description of Notes - Reimbursement Under Special Circumstances and Payment" in the Prospectus.

Rank

The Note Securities constitute direct, unsecured and unsubordinated debt obligations of the Bank ranking *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Bank. The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Credit Rating

The Note Securities have not been rated by any rating agencies. The long term deposits of the Bank are, at the date of this Pricing Supplement, rated AA (low) by DBRS and A by S&P and Aa1 by Moody's. There can be no assurance that, if the Note Securities were specifically rated by these agencies, they would have the same ratings as the long term deposits of the Bank. A credit rating is not a recommendation to buy, sell or hold investments, and may be subject to revision or withdrawal at any time by the relevant rating agency.

Deferred Payment

Under the *Criminal Code* (Canada), a lender is prohibited from entering into an agreement or arrangement to receive interest at an effective annual rate of interest, calculated in accordance with generally accepted actuarial practices and principles, exceeding 60% of the credit advanced under the agreement or arrangement. The Bank hereby undertakes, for the benefit of the Holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest. If not permitted by law to do so when any payment is to be made by the Bank to a Holder on account of the Maturity Redemption Amount of a Note Security, payment of a portion of such amount may be deferred to ensure compliance with such laws.

Reimbursement Under Special Circumstances and Payment

In the event of a Special Circumstance, all of the outstanding Note Securities may be redeemed, at the option of the Bank (a "Reimbursement Under Special Circumstances"), upon 30 Business Days' prior notice furnished in writing by the Bank in the manner set forth under "Description of the Notes – Notice to Holders" in the Prospectus.

A "Special Circumstance" means a case of an income tax nature where, in the opinion of the Bank acting reasonably and in good faith, an amendment or a change is made to an act or regulation; to taxation practices, policies or administration; to the interpretation of an act or regulation or taxation practice, policy or administration; or an event occurs, now or in future, caused by circumstances beyond the control of the Bank making it illegal or disadvantageous, from a legislative or regulatory point-of-view, or disadvantageous, from a financial point-of-view, for the Bank to allow the Note Securities to remain outstanding.

In the event of a Reimbursement Under Special Circumstances for which the Bank has opted to reimburse the Note Securities, the Bank, acting in good faith, will set a date for the reimbursement of the Note Securities (the "Special Reimbursement Date") and the Maturity Date will be accelerated to the Special Reimbursement Date. In such event, the Bank will seek market quotations for the value of the Note Securities to be redeemed from three external financial institutions and will use the average of those quotations; provided that if such quotations are deemed not to be reasonable by the Bank, acting in good faith, or if the Bank is unable to obtain such quotations, the Bank will establish a value for the Note Securities, acting in good faith in accordance with industry-accepted methods based on a number of interrelated factors, such as the appreciation and the volatility of the Reference Index, interest rates, prices, liquidity and volatility of the Index Commodities and the time remaining to the Valuation Date (the "Actualized NAV"). Holders of record on the Special Reimbursement Date will be entitled to receive the Actualized NAV of their Note Securities. The Bank will make available to Holders, no later than 10:00 a.m. (Montreal time) on the fifth Business Day following the determination of the Actualized NAV, the amount payable pursuant to such redemption, through CDS or its nominee.

Market Disruption Event

If the Calculation Agent determines that a Market Disruption Event exists on the Valuation Date, then the Valuation Date will be postponed to the next Business Day on which there is no Market Disruption Event. However, if on the fifth Business Day following the date originally scheduled as the Valuation Date, the Valuation Date has not occurred, then despite the continuance of such Market Disruption Event on or after such Business Day: (a) such Business Day shall be the Valuation Date in respect of the Reference Index; and (b) the level of the Reference Index used for determining the Maturity Redemption Amount will be a level estimated by the Calculation Agent as at such Valuation Date, taking into account all relevant market circumstances.

"Market Disruption Event" means any bona fide event, circumstance or cause (whether or not reasonably foreseeable) beyond the reasonable control of the Calculation Agent or any person that does not deal at arm's length with the Calculation Agent which has or will have a material adverse effect on the ability of the Bank and/or its affiliates generally to place, maintain or modify hedge positions in respect of the Reference Index or the Note Securities. A Market Disruption Event may include, without limitation, any of the following events:

- a suspension, absence or material limitation of trading in the Index Commodities, as determined by the Calculation Agent in its sole discretion;

- a suspension, absence or material limitation of trading in option or futures contracts relating to the Reference Index or the Index Commodities in the primary market for those contracts for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the Calculation Agent in its sole discretion; or

- the Reference Index is not published, as determined by the Calculation Agent in its sole discretion; or

- in any other event, if the Calculation Agent determines in its sole discretion that the event materially affects the ability of the Bank and/or its affiliates to hedge or unwind all or a material portion of a hedge with

respect to the Note Securities that has been effected or may come into effect as described below under "Use of Proceeds and Hedging".

For the purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of an exchange or related market, and (2) a "a suspension, absence or material limitation of trading" on any exchange or related market will not include any time when such exchange or related market itself is closed for trading under ordinary circumstances.

Events of Default

If an Event of Default (as described under "Description of the Notes – Events of Default" in the Prospectus) with respect to any Note Securities occurs and is continuing, the Holders of not less than 25% of the aggregate principal amount of the outstanding Note Securities may declare the Actualized NAV to be immediately due and payable. At any time after the Holders have made such a declaration of acceleration with respect to the Note Securities but before a judgment or decree for payment of money due has been obtained, the Holders of a majority in principal amount of the outstanding Note Securities, may rescind any such declaration of acceleration and its consequences, provided that all payments due, other than those due as a result of acceleration, have been made and all Events of Default with respect to the Note Securities, other than the non-payment of the Actualized NAV which has become due solely by such declaration of acceleration, have been remedied or waived.

The Holders of a majority in principal amount of the outstanding Note Securities may waive an Event of Default, on behalf of the Holders of all the Note Securities, except a default:

(i) in the payment of any amounts due and payable under the Note Securities; or

(ii) in respect of an obligation of the Bank contained in, or a provision of, the Global Note (as defined in the Prospectus) which cannot be modified under the terms of the Global Note without the consent of the Holder of each outstanding Note Security affected.

The Holders of a majority in principal amount of the outstanding Note Securities may direct the time, method and place of conducting any proceeding for any remedy or exercising any rights with respect to the Note Securities, provided that such direction does not conflict with any applicable law or the Global Note.

The Note Securities will not have the benefit of any cross-default provisions with other indebtedness of the Bank.

The terms under which a Holders' meeting may take place for the purposes of the foregoing rights are the following:

(i) At any time and from time to time the Bank shall as soon as practicable after being served with a requisition signed by Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities, convene a meeting of the Holders. In the event that the Bank fails within 30 days after receipt of such requisition to convene a meeting, such Holders representing at least 25% of the aggregate principal amount of the outstanding Note Securities may themselves convene such meeting and the notice calling such meeting may be signed by such person as such Holders may specify. Such meeting shall be held at the City of Montreal or at such other place as the Bank, or such Holders in the event such meeting is called by the Holders, may in any case determine or approve;

(ii) At least 30 days' notice of any meeting shall be given to the Holders. Such notice shall state the time when, and the place where, the meeting is to be held and shall specify in general terms the nature of the business to be transacted at such meeting, but it shall not be necessary to set out in the notice the text of any resolution to be proposed or any of the provisions of these procedures. Notices shall be sent to Holders by ordinary surface or air mail postage prepaid addressed to such Holders at their respective addresses appearing in the registers. It shall not be necessary to specify in the notice of any adjournment of a meeting the nature of the business to be transacted at the adjourned meeting. The accidental omission to give such notice to or non-receipt of any such notice by a Holder shall not invalidate any resolution passed at such meeting;

(iii) To be entitled to vote at any meeting of Holders, a person shall be (a) a Holder of outstanding Note Securities, or (b) a person appointed by an instrument in writing as proxy for a Holder or Holders of outstanding Note Securities by such Holder or Holders. The only persons who shall be entitled to be present or speak at any meeting of Holders shall be the persons entitled to vote at such meeting and their counsel. In addition, the Bank by their respective officers and directors and the legal advisers of the Bank may attend and speak at any meetings of the Holders;

(iv) At any meetings, each Holder of a Note Security or a proxy thereof shall be entitled to one vote for each $100 principal amount of Note Securities held or represented by him. The Chairman of the meeting shall have no right to vote, except as a Holder of Note Security or a proxy thereof;

(v) At any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy and representing not less than 10% or more of the aggregate principal amount of the outstanding Note Securities. If a quorum is not reached at any meeting, that meeting must be adjourned to a later date not earlier than seven Business Days after the original meeting date, in which case the quorum required shall be the Holders present at such adjourned meeting;

(vi) Some individual person, who need not to be a Holder, nominated in writing by the Bank, shall be Chairman of the meeting but, if no person is so nominated or if the person so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be Chairman. The Chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Note Securities represented at such meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe;

(vii) Proposed rules of procedures (such as vote on a show of hands or secret ballot, scrutineers, declarations by Chairman, minutes of meeting, etc.) of any meetings will be submitted by the Bank at the meeting to the Holders for their approval. Such approval will require the affirmative vote of a majority in principal amount of the Note Securities present or represented at the meeting; and

(viii) All actions that may be taken and all powers that may be exercised by the Holders at a meeting may also be taken and exercised by the Holders of a majority in principal amount of Note Securities by an instrument in writing signed in one or more counterparts.

FEES AND EXPENSES

The Bank will pay to the Agents out of its own funds for payment by the Agents to representatives, including representatives employed by the Agents, whose clients purchase Note Securities a selling concession fee equal to 3.00% of the Principal Amount of each Note Security sold. The expenses of the offering will be borne by the Bank.

The Bank will pay to National Bank Financial Inc. out of its own funds a structuring fee of $1.15 per Note Security issued under this offering. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

Holders wishing to sell their Note Securities within the first 18 months of their issuance will be subject to an early trading charge of up to $4.25 per Note Security. See "Secondary Market for the Note Securities" for a description of such charge.

CALCULATION AGENT

The Bank will be the Calculation Agent for the Note Securities. The Calculation Agent will be solely responsible for the determination and calculation of the Maturity Redemption Amount, the Actualized NAV and any other determinations and calculations with respect to any payment in connection with the Note Securities, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Note Securities. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and

binding upon the Holders. Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders. The Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment. See "Risk Factors – Conflicts of interest may affect the Calculation Agent".

USE OF PROCEEDS AND HEDGING

The Bank will use the net proceeds received from the sale of the Note Securities for general banking purposes. The Bank and/or its affiliates may use the proceeds in transactions intended to hedge the Bank's obligations under the Note Securities as described below, including forward and option contracts of the nature described under "Objectives of the Note Securities".

In anticipation of the sale of the Note Securities, the Bank and/or its affiliates expect to enter into hedging transactions involving purchases and/or sales of Index Commodities and/or listed and/or over-the-counter options or futures on the Reference Index and/or over-the-counter options or futures on Index Commodities prior to or on the Closing Date.

From time to time, the Bank and/or its affiliates may enter into additional hedging transactions or unwind those they have entered into. In this regard, the Bank and/or its affiliates may:

- acquire or dispose of Index Commodities;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Reference Index or the value of the Index Commodities;
- acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments based on the level of other similar market indices or commodities; or
- any combination of the above three.

The Bank and/or its affiliates may acquire a long or short position in securities similar to the Note Securities from time to time and may, in their sole discretion, hold or resell those securities. The Bank and/or its affiliates may close out their hedge on or before the Valuation Date. That step may involve sales or purchases of Index Commodities, listed or over-the-counter options or futures on the Index Commodities or listed or over-the-counter options, futures or other instruments based on the level of the Reference Index or indices designed to track the performance of the Reference Index or other components of the commodity markets.

The hedging activity discussed above may adversely affect the market value of the Note Securities from time to time. See "Risk Factors – Hedging Transactions may affect the Reference Index" in this Pricing Supplement for a discussion of these adverse effects.

The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation.

SECONDARY MARKET FOR THE NOTE SECURITIES

The Note Securities will not be listed on any securities exchange or quotation system. National Bank Financial Inc. intends to maintain a secondary market for the Note Securities. National Bank Financial Inc. may stop maintaining a market for the Note Securities at any time without any prior notice to Holders. There can be no assurance that a secondary market will develop or, if one develops, that it will be liquid.

In addition, any sale of Note Securities facilitated by National Bank Financial Inc. will be subject to an early trading charge, deductible from the sale proceeds of the Note Securities, of up to 4.25% of the Principal Amount of the Note Securities, depending on the time at which the Note Securities are sold following the Closing Date, determined as follows:

IF SOLD	EARLY TRADING CHARGE PER NOTE SECURITY
From 0 to 6 months (inclusively) following the Closing Date	$4.25
From 7 to 12 months (inclusively) following the Closing Date	$3.00
From 13 to 18 months (inclusively) following the Closing Date	$1.50
Thereafter	Nil

The foregoing early trading charges will apply even in respect of the sale of Note Securities purchased by Holders on the secondary market. For greater certainty, the Note Securities sold other than through the secondary market maintained by National Bank Financial Inc. will not be subject to such early trading charge.

Holders choosing to sell their Note Securities prior to maturity will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 below. See "Risk Factors – There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index".

Holders should consult their advisors on whether it would be more favourable in the circumstances at any time to sell the Note Securities (assuming the availability of a secondary market) or hold the Note Securities until maturity. Holders should also consult their tax advisors as to the tax consequences arising from a sale of a Note Security prior to the Maturity Date as compared to holding the Note Securities until the Maturity Date. See "Certain Canadian Federal Income Tax Considerations".

The price at which a Holder will be able to sell the Note Securities prior to maturity may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory, judicial or other events that affect the price of the Index Commodities and the level of the Reference Index; and the market price of the Index Commodities or factors that affect commodities generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to maturity. As indicated, the return on the Note Securities is expected to be equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Index as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates; and (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

The chart below serves to hypothetically illustrate the potential theoretical fluctuation of the price of the Note Securities relative to the level of the Reference Index and the time remaining to maturity. **This hypothetical illustration is based on the assumption that all other factors remain constant, including interest rates and**

volatility. As a result, the following is hypothetical and should not be construed as a forecast or projection of how the Note Securities will trade in any secondary market that may develop. The net asset value of the Note Securities may be lower or higher than the potential theoretical prices of the Note Securities hypothetically illustrated below, and such difference may be substantial, when taking into account all relevant factors, including the level of interest rates and volatility. For example, the level of the Reference Index could rise (which would imply an increase in the price of the Note Securities) but the price of the Note Securities could decline if the value of the accelerator option was reduced by lower volatility of the underlying Reference Index. The first column represents different levels of the Reference Index while the first row represents a time line from the end of the first year following the Closing Date up to the Maturity Date.

The chart below has been prepared assuming an Initial Index Level of 100, the current early trading charge structure described under "Secondary Market for the Note Securities" and an accelerated participation rate of 150%.

Reference Index Level	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
10	8.02	8.48	8.75	9.04	9.35	9.67	10.00
20	16.41	16.95	17.51	18.09	18.70	19.34	20.00
30	26.59	26.76	27.14	27.55	28.05	29.01	30.00
40	37.04	36.80	36.93	37.09	37.42	38.68	40.00
50	47.87	47.18	47.01	46.82	46.88	48.36	50.00
60	57.57	56.98	56.89	56.82	56.79	58.17	60.00
70	67.43	67.02	67.07	67.07	67.02	68.23	70.00
80	77.64	77.44	77.67	77.81	77.80	78.80	80.00
90	88.64	88.66	89.09	89.03	89.15	90.09	90.00
100	97.90	98.32	98.73	99.52	100.10	101.26	100.00
110	109.40	109.61	110.35	111.49	112.44	114.02	115.00
120	120.02	121.14	122.25	123.81	125.22	127.42	130.00
130	131.35	132.86	134.39	136.41	138.35	141.28	145.00
140	142.84	144.76	146.73	149.23	151.73	155.42	160.00
150	154.45	156.78	159.22	162.23	165.31	169.72	175.00
160	166.16	168.93	171.84	175.36	179.02	184.12	190.00
170	177.95	181.16	184.55	188.59	192.82	198.57	205.00
180	189.82	193.47	197.35	201.90	206.70	213.04	220.00

Illustrative Example 1 - After Three Years – Referring to the table above

Initial Index Level	100
Reference Index Level	140
Reference Index Return	40.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $146.73	The investment would be worth $140.00
This represents a return of 46.73% (or $46.73) over an initial investment of $100.00	This represents a return of 40% (or $40.00) over an initial investment of $100.00
There would therefore be a 16.83% acceleration of the return of $40.00 after three years, as a Note Security would theorically be worth $6.73 more than the value of a direct investment in the Reference Index. A Holder would not receive the full 50% acceleration of the return if the Note Security was sold at this point as the Note Securities have not yet reached maturity.	

Illustrative Example 2 - After Seven Years – Referring to the table above

Initial Index Level	100
Reference Index Level	140
Reference Index Return	40.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $160.00	The investment would be worth $140.00
This represents a return of 60.00% (or $60.00) over an initial investment of $100.00	This represents a return of 40% (or $40.00) over an initial investment of $100.00
There would therefore be a 50% acceleration of the return of $40.00 after seven years, as the Note Security would theorically be worth $20.00 more than the value of a direct investment in the Reference Index.	

Illustrative Example 3 - After Six Years – Referring to the table above

Initial Index Level	100
Reference Index Level	80
Reference Index Return	-20.0%

Comparison	
$100.00 invested in the Note Securities	$100.00 invested in the Reference Index directly
The Note Security would be worth $78.80	The investment would be worth $80.00
This represents a negative return of -21.20% (or -$21.20) over an initial investment of $100.00	This represents a negative return of -20% (or -$20.00) over an initial investment of $100.00
The amount of $78.80 represents approximately a one-for-one decline in the value of the investment in the Note Security and the value of a direct investment in the Reference Index. The slight discrepancy in these amounts is attributable to the fact that the exact one-for-one decline will be obtained at maturity only.	

PLAN OF DISTRIBUTION

The Agents are conditionally offering the Note Securities subject to prior sale on a best efforts basis, if, as and when issued by the Bank and accepted by the Agents in accordance with the terms and conditions contained in the Dealer Agreement and subject to the approval of certain legal matters by Fasken Martineau DuMoulin LLP, on behalf of the Bank, and McMillan Binch Mendelsohn LLP, on behalf of the Agents.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the offering of the Note Securities is expected to occur on or about April 13, 2007, but no later than May 10, 2007.

National Bank Financial Inc. is an indirect wholly owned subsidiary of the Bank. As a result, the Bank is a "related issuer" and a "connected issuer" of National Bank Financial Inc within the meaning of the securities legislation of certain provinces of Canada. National Bank Financial Inc. has participated in the structuring and pricing of this offering. In connection with this offering, no benefit will be received by National Bank Financial Inc. other than its portion of the selling concession fee, if any, and a structuring fee of $1.15 per Note Security. See "Fees and Expenses". Merrill Lynch Canada Inc., the independent Agent, has performed due diligence in connection with the offering of the Note Securities and participated, together with National Bank Financial Inc., in the structuring and pricing of the Note Securities. The Bank will pay to Merrill Lynch Canada Inc. out of its own funds a one-time fee of 0.10% of the Principal Amount of Note Securities issued under this offering.

RISK FACTORS

This section describes some of the most significant risks relating to an investment in the Note Securities. Purchasers are urged to read the following information about these risks, together with the other information in this Pricing Supplement and the Prospectus, before investing in the Note Securities.

Certain risk factors related to the offering of Note Securities:

The Note Securities are not suitable for all investors

An investor should reach a decision to invest in the Note Securities after carefully considering, in conjunction with his or her advisors, the suitability of the Note Securities in light of his or her investment objectives and the other information set out in this Pricing Supplement.

The Note Securities differ from conventional debt and fixed income investments because they do not provide Holders with a return or income stream prior to maturity and the return is not determinable prior to maturity. The Note Securities are not principal protected. Any payment on the Note Securities at maturity depends on the Final Index Level and the Note Securities may return less, and possibly none of the Principal Amount invested (except for the minimum $1.00 repayment). Consequently, investors could lose their entire investment in the Note Securities. A return, if any, is payable on the Note Securities at maturity only to the extent that the Final Index Level is greater than the Initial Index Level. There can be no assurance that the Note Securities or the Reference Index will show any return. Accordingly, the Note Securities are suitable for investors that do not require interest income and that can withstand a total loss of their investment (except for the minimum $1.00 repayment). Moreover, the value of an investment in the Note Securities may diminish over time owing to inflation and other factors that adversely affect the present value of future payments. Accordingly, an investment in the Note Securities may result in a lower return when compared to other investment alternatives. The Note Securities are designed for investors with a long-term investment horizon who are prepared to hold the Note Securities to maturity and are prepared to assume risks with respect to a return tied to the performance of the Reference Index.

The Note Securities do not guarantee return of the Principal Amount at maturity and investors could lose their investment in the Note Securities

The Note Securities may return less, and possibly even none of the principal amount invested (subject to the minimum $1.00 per Note Security repayment). The value of the Note Securities, and the Maturity Redemption Amount to be received at maturity, will fluctuate with the level of the Reference Index and may be less than the Principal Amount depending on the performance of the Reference Index. **Investors could lose their investment in the Note Securities.**

There can be no assurance that the Note Securities or the Reference Index will show any return. The fluctuations in the level of the Reference Index are unpredictable and will be influenced by factors that are beyond the control of the Bank. As a result, the value of the Note Securities will fluctuate. Historical prices of the Index Commodities and historical levels of the Reference Index should not be considered as any indication of the future performance thereof.

The payment of the Maturity Redemption Amount is dependent upon the creditworthiness of the Bank

Because the obligation to make payments to Holders of the Note Securities is incumbent upon the Bank, the likelihood that such Holders will receive the Maturity Redemption Amount, will be dependent upon the financial health and creditworthiness of the Bank.

The Note Securities will not be insured under the Canada Deposit Insurance Corporation Act or any other deposit insurance regime

The Note Securities will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act* or any other deposit insurance regime designed to ensure the payment of all or a portion of a deposit upon insolvency of the deposit taking institution.

Holders have no ownership interest in the Index Commodities or the Reference Index

An investment in the Note Securities does not constitute an investment in the Index Commodities or the Reference Index. The Holders of Note Securities will not be the owners of the Index Commodities and therefore, there is no recourse to the Index Commodities to satisfy amounts owing under the Note Securities.

The Note Securities could be redeemed prior to maturity under a Reimbursement Under Special Circumstances

Upon the occurrence of a Special Circumstance, the Bank may redeem the Note Securities pursuant to a Reimbursement Under Special Circumstances. Under such circumstances, the investor will not be able to participate fully in the appreciation of the Reference Index that might have occurred up to the payment date pursuant to a Reimbursement Under Special Circumstances.

There is no assurance of a secondary market and any developing secondary market may be illiquid or offer prices which may not reflect the appreciation of the Reference Index

Investors should be willing to hold their Note Securities to maturity. There may be little or no secondary market for the Note Securities. The Note Securities will not be listed on any stock exchange. There is no assurance that a secondary market will develop.

Despite the fact that National Bank Financial Inc. intends to maintain a secondary market for the Note Securities, there can be no assurance that a secondary market will develop, and if one develops, it is not possible to predict how the Note Securities will trade in the secondary market or whether such market will be liquid. If the secondary market for the Note Securities is limited, there may be fewer buyers when an investor decides to sell his or her Note Securities prior to the Maturity Date, affecting the price such a Holder will receive. Moreover, National Bank Financial Inc. reserves the right not to maintain such a secondary market in the future in its sole discretion, without providing prior notice to Holders.

Holders choosing to sell their Note Securities prior to the Valuation Date will receive an amount which may not necessarily reflect the appreciation of the Reference Index up to the date of such sale and may not capture the full "accelerated" return as illustrated under examples 1 and 2 described under section "Secondary Market for the Note Securities". The price at which a Holder will be able to sell the Note Securities prior to the Valuation Date may be at a discount, which could be substantial, from the Maturity Redemption Amount that would be payable if the Note Securities were maturing on such day, based upon one or more factors. The value of the Note Securities in the secondary market will be affected by a number of complex and inter related factors, including supply and demand for the Note Securities; inventory positions with market-makers; interest rates in the market; the time remaining to the maturity of the Note Securities; the creditworthiness of the Bank; economic, financial, political, regulatory, judicial or other events that affect the price of the Index Commodities and the level of the Reference Index; and the market price of the Index Commodities or factors that affect commodities generally. The effect of any one factor may be offset or magnified by the effect of another factor.

In addition, Holders should appreciate that the strategy behind the Note Securities, which is described under "Objectives of the Note Securities" will affect the price at which a Holder will be able to sell the Note Securities prior to the Maturity Date. As indicated, the return on the Note Securities is equivalent to an indirect and notional economic exposure to (i) a forward contract providing 100% of any positive or negative return of the Reference Index as of the Valuation Date and (ii) a call option contract providing 50% of any positive return of the Reference Index as of the Valuation Date. As a result, similar factors to those which may impact the value of forwards and options will have an impact on the price of the Note Securities. Such factors include (i) the time remaining to the Valuation Date – where the value may be discounted prior to such date; (ii) volatility of the underlying interests; (iii) correlation between the underlying interests; (iv) time to maturity of the instruments; (v) interest rates; and (vi) liquidity of the underlying interests. The effect of any one factor may be offset or magnified by the effect of another factor.

Conflicts of interest may affect the Calculation Agent

Since the Bank and the Calculation Agent are the same person, the Calculation Agent may have economic interests adverse to those of the Holders, including with respect to certain determinations that the Calculation Agent must make in determining the Maturity Redemption Amount and in making certain other determinations with regard to the Note Securities. However, the Calculation Agent will carry out its duties and functions in good faith and using its reasonable judgment.

Moreover, as noted above, the Bank and/or its affiliates expect to engage in trading activities related to the Reference Index and the Index Commodities that are not for the account of Holders or on their behalf. These trading activities may present a conflict between the Holders' interest in the Note Securities and the interests of the Bank and/or its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Index, could be adverse to the interests of the Holders. Moreover, subsidiaries of the Bank, including National Bank Financial Inc., have published, and in the future expect to publish, research reports with respect to some or all of the Index Commodities. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Note Securities. Any of these activities by the Bank, National Bank Financial Inc. and/or other affiliates thereof may affect the market price of the Index Commodities and/or the level of the Reference Index and, therefore, the market value of the Note Securities.

Hedging transactions may affect the Reference Index

As described above under "Use of Proceeds and Hedging", the Bank and/or its affiliates may hedge the Bank's obligations under the Note Securities by purchasing or selling Index Commodities and/or futures or options on the Reference Index or Index Commodities, or other derivative instruments with returns linked or related to changes in the performance of the Reference Index or Index Commodities, and the Bank and/or its affiliates are likely to adjust these hedges by, among other things, purchasing or selling or Index Commodities and/or futures, options, or other derivative instruments with returns linked or related to changes in the performance of the Reference Index or the Index Commodities, from time to time. Although they are not expected to, any of these hedging activities may decrease the market price of the Index Commodities and/or the level of the Reference Index, and, therefore, decrease the market value of the Note Securities. It is possible that the Bank and/or its affiliates could receive substantial returns from these hedging activities while the market value of the Note Securities declines. The Bank may benefit from the difference between the amount it is obligated to pay under the Note Securities, net of related expenses, and the returns it may generate in hedging such obligation. The Bank and/or its affiliates may also engage in trading in the Index Commodities and other investments relating to the Reference Index or the Index Commodities on a regular basis as part of their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities, among others, could decrease the market price of the Index Commodities and/or the level of the Reference Index and, therefore, decrease the market value of the Note Securities. The Bank and/or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Index or the Index Commodities. By introducing competing products into the marketplace in this manner, the Bank and/or its affiliates could adversely affect the market value of the Note Securities.

The Valuation Date or the Maturity Payment Date may be postponed if a Market Disruption Event occurs on the Valuation Date

The determination of the Final Index Level may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on the Valuation Date. If such a postponement occurs, the Calculation Agent will calculate the Final Index Level on the first Business Day immediately after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will the Valuation Date be postponed by more than five Business Days. As a result, the Maturity Payment Date for the Note Securities could also be postponed, although not by more than five Business Days. If the Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Final Index Level of the Reference Index that would have prevailed in the absence of the Market Disruption Event.

Risks Relating to the Reference Index and Index Commodities:

Trading prices

Historical returns of the Reference Index should not be taken as an indication of its future returns. The trading prices of the Index Commodities comprising the Reference Index will fluctuate and will determine its return, and it is impossible to predict whether the return of the Index Commodities will increase or decrease. Trading prices of the Index Commodities will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the commodities markets on which the Index Commodities are traded, and by various circumstances that can influence the value of a particular commodity. The composition of the Reference Index may also change from time to time.

The value of the Note Securities may be adversely affected by existing and changing regulation of commodity markets and suspensions or disruptions of market trading in commodity markets

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention. In addition, commodity exchanges, including exchanges on which the Index Commodities are traded have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price". Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices which could lead to substantial losses. Moreover, commodities exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. These circumstances could adversely affect the market price of the relevant futures contracts on commodities and swap agreements on futures contracts on commodities and, therefore, the value of the Note Securities. Futures contracts and options on futures contracts markets, including those related to agricultural commodities, are subject to extensive statutes, regulations and margin requirements. The regulation of commodity transactions in the United States is subject to ongoing modification by government, regulatory authority and judicial action. In addition, various national governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivatives markets in general. The effect of any future regulatory change on the value of the Note Securities is impossible to predict, but could be substantial and adverse to holders of the Note Securities.

Commodity prices may change unpredictably, affecting the performance of the Reference Index and the value of the Note Securities in unforeseeable ways

Trading in futures contracts and commodities and swap agreements on futures contracts on commodities is speculative and can be extremely volatile. Market prices of commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the value of the related contracts and the value of the Note Securities in varying ways, and different factors may cause the value of different commodities comprising the Reference Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Commodity indices replicate exposure to a defined basket of commodities futures contracts. On specified dates these futures contracts are rolled mechanically into a subsequent futures contract before the current position expires according to a defined schedule. This mechanism also allows the investor to maintain an exposure to commodities over time. The difference between the price at which the first futures contract is sold and the next futures contract is purchased is called the "roll yield" and is an important part of the return on a commodities investment. The overall return is therefore derived from fluctuations in commodities prices in addition to the shape of the commodity futures curve over time. Assuming prices and the shape of the curve remain constant, rolling futures will yield a positive return when the curve is in "backwardation", which describes a situation where the prices are lower in the distant

delivery months than in the nearest delivery months, and a negative return when the curve is in "contango", which describes a situation where the prices are higher in the distant delivery months than in the nearer delivery months.

Changes that affect the Reference Index will affect the market value of the Note Securities and the Maturity Redemption Amount

The policies of the Index Sponsor concerning the calculation of the Reference Index, additions, deletions or substitutions of the constituents of the Reference Index and the manner in which changes affecting the constituents of the Reference Index are reflected in the Reference Index, could affect the Reference Index and, therefore, could affect the amount payable on the Note Securities at maturity, and the market value of the Note Securities prior to maturity. The amount payable on the Note Securities and their market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Reference Index, or if the Index Sponsor discontinues or suspends calculation or publication of the Index, in which case it may become difficult to determine the market value of the Note Securities and the Maturity Redemption Amount.

Potential modifications of the Reference Index may adversely affect the value of the Note Securities

The Reference Index may be discontinued or replaced with a Successor Index. Although the Calculation Agent may make certain determinations in certain special circumstances to ensure that a Successor Index is designated, information regarding certain substitute indices may not be readily available to Holders, which may adversely affect the secondary market for trading in the Note Securities. Moreover, the return generated on such Successor Index may not be as favourable as the return that would have been generated by the Discontinued Index if it had not been discontinued.

The Bank and its affiliates have no affiliation with the Index Sponsor and are not responsible for its public disclosure of information

The Bank and its affiliates are not affiliated with the Index Sponsor in any way (except for licensing arrangements discussed above under "Reference Index – License Agreement and Disclaimer") and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Reference Index. If the Index Sponsor discontinues or suspends the calculation of the Reference Index, it may become difficult to determine the market value of the Note Securities or the amount payable at maturity. The Calculation Agent may designate a Successor Index selected in its sole discretion. If the Calculation Agent determines in its sole discretion that no Successor Index comparable to the Reference Index exists, the Maturity Redemption Amount will be determined by the Calculation Agent in its sole discretion. See "Description of the Note Securities – Market Disruption Event" and "Reference Index – Discontinuance or Modification of the Reference Index; Alteration of Method of Calculation". The Index Sponsor is not involved in the offer of the Note Securities in any way and has no obligation to consider the interests of the Holders as owners of the Note Securities in taking any actions that might affect the value of the Note Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Bank, and McMillan Binch Mendelsohn LLP, counsel to the Agents, the following is a fair summary as of the date hereof of the principal Canadian federal income tax consequences generally applicable to an initial purchaser of the Note Securities offered pursuant to this Pricing Supplement who acquires the Note Securities on the Closing Date and who, at all relevant times, for purposes of the Act, is, or is deemed to be, a resident of Canada, deals at arm's length and is not affiliated with the Bank, and acquires and holds the Note Securities as capital property (a "Noteholder").

The Note Securities will generally be regarded as capital property of a Noteholder who acquires and holds the Note Securities as investments unless the Noteholder holds the Note Securities in the course of carrying on a business or has acquired the Note Securities in a transaction or series of transactions considered to be an adventure in the nature of trade. The determination of whether the Note Securities are held as capital property for the purposes of the Act should take into account, among other factors, whether the Note Securities are acquired with the intention or secondary intention of selling them prior to the Maturity Date. Certain Noteholders whose Note Securities might not

otherwise qualify as capital property may, in certain circumstances, treat such Note Securities and all of the Noteholder's other Canadian securities as capital property by making an irrevocable election provided by subsection 39(4) of the Act.

Note Securities acquired by certain "financial institutions" (as defined in the Act) will generally not be held as capital property by Noteholders and will be subject to special so-called "mark-to-market" rules. This summary does not take into account these mark-to-market rules and these taxpayers should consult their own tax advisors.

This summary is based upon the current provisions of the Act and the regulations thereunder in force on the date hereof, all specific proposals to amend the Act or the regulations publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of certain published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). Except for the Proposals, this summary does not take into account or anticipate any changes (including retroactive changes) in the law or the administrative policies and assessing practices of the CRA, whether by judicial, regulatory, administrative or legislative action, nor does it take into account tax laws of any province or territory of Canada, or of any jurisdiction outside Canada. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation.

This summary is of a general nature only and is not intended to constitute, nor should it be relied upon or construed as, tax advice to any particular Noteholder nor is it exhaustive of all possible Canadian federal income tax considerations. For purposes of this summary, it is assumed that a Noteholder will not undertake nor arrange a transaction in respect of the Note Securities primarily in view of obtaining a tax benefit. Noteholders should consult their own tax advisors as to the overall consequences of their acquisition, ownership and disposition of Note Securities having regard to their particular circumstances.

No Accrual of Interest

No interest is stipulated to be payable in respect of the Note Securities. In certain circumstances, provisions of the Act can deem interest to accrue on a "prescribed debt obligation" (as defined for purposes of the Act). Counsels' understanding is that the CRA takes the administrative position that instruments similar to the Note Securities constitute "prescribed debt obligations". Based in part on an understanding of the CRA's administrative practice, no amount would be deemed to accrue and as a consequence, there should be no deemed accrual of interest on the Note Securities under these provisions prior to the Maturity Redemption Amount becoming calculable.

Payment at Maturity or on Special Reimbursement Date

The amount of the excess of the Maturity Redemption Amount or the Actualized NAV, as the case may be, over the Principal Amount of a Note Security that is payable to a Noteholder can be only ascertained at the Valuation Date or the Special Reimbursement Date, as the case may be, and the right to it does not arise until the Maturity Date or the Special Reimbursement Date. Based on the discussion above, the amount of such excess, if any, will be included in the Noteholder's income in the taxation year in which the Valuation Date or the Special Reimbursement Date of the Note Securities occurs. On a disposition of a Note Security resulting from the payment by the Bank at maturity or on a redemption of the Note Security by or on behalf of the Bank at another date, as the case may be, a Noteholder will realize a capital loss to the extent that a payment received at such time is less than the Noteholder's adjusted cost base of the Note Security. The income tax considerations associated with the realization of a capital loss are described below.

Disposition of Note Securities

It is unclear whether amounts received or deemed to be received by a Noteholder on a disposition or deemed disposition of a Note Security, other than a disposition resulting from a payment by or on behalf of the Bank, will be considered as giving rise to a capital gain or a capital loss, or to ordinary income or loss. The CRA has not expressed any opinion on this issue. Generally, an amount received or deemed to be received by a Noteholder on such disposition or deemed disposition of a Note Security should give rise to a capital gain (or a capital loss) to the Noteholder to the extent such amount, net of amounts included in income as interest and any reasonable costs of

disposition, exceeds (or is less than) the Noteholder's adjusted cost base of the Note Security. The tax consequences described in this paragraph will differ if the Noteholder disposes of a Note Security to the Bank or to an entity on behalf of the Bank. See "Payment at Maturity" above. **Noteholders who dispose of a Note Security prior to the Maturity Date, particularly those who dispose of a Note Security shortly prior to the Maturity Date, should consult their own tax advisors with respect to their particular circumstances.**

One half of any capital gain realized will constitute a taxable capital gain that must be included in the calculation of the Noteholder's income. One half of any capital loss incurred will constitute an allowable capital loss that is deductible against taxable capital gains of the Noteholder, subject to and in accordance with the provisions of the Act.

A Noteholder that is a Canadian-controlled private corporation may be subject to a refundable tax of 6 2/3% on investment income, including interest and taxable capital gains. This tax, together with a corporation's "refundable dividend tax on hand", will be refunded when the corporation pays taxable dividends at the rate of $1 for every $3 of dividends paid.

Capital gains realized by an individual and certain trusts may give rise to alternative minimum tax under the Act.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Bank by Fasken Martineau DuMoulin LLP and on behalf of the Dealers by McMillan Binch Mendelsohn LLP. Partners and associates of each of Fasken Martineau DuMoulin LLP and McMillan Binch Mendelsohn LLP, as a group, own beneficially, directly and indirectly, less than 1% of securities of the Bank and its affiliates and associates.

AUDITORS' CONSENT

We have read the Pricing Supplement No. 8 dated March 21, 2007, qualifying the distribution of a maximum of $100,000,000 of Agricultural Commodity ART (1,000,000 Note Securities non principal protected notes), Series 1, to the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated April 5, 2006, relating to offering of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (collectively the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Shareholders of the Bank on the Consolidated Balance Sheets of the Bank as at October 31, 2006 and 2005 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. Our report is dated November 30, 2006.

(signed) SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.

Chartered Accountants

Montreal, Canada

March 21, 2007

CERTIFICATE OF THE AGENTS

Dated: March 21, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated therein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) Isabelle Limoges

MERRILL LYNCH CANADA INC.

By: (Signed) Scott McBurney

File No. 82-3764

NATIONAL
BANK
OF CANADA

By-Laws

March 7, 2007

BY-LAW I – GENERAL BY-LAW

1. INTERPRETATION

1.1 The following words and expressions, whenever used in these by-laws, shall, unless there be something in the context inconsistent therewith, have the following meanings:

a) "**Act**" means the Bank Act and any other statute which may be substituted therefore, as amended from time to time;

b) "**by-laws**" means the By-laws of the Bank as amended from time to time.

1.2 The words and expressions used in these by-laws shall have the same meaning as those defined in the Act.

Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender; words importing persons shall include firms, associations, companies and corporations.

2. CORPORATE NAME, HEAD OFFICE AND SEAL

2.1 Corporate Name

The corporate name of the Bank shall be that set out in the letters patent.

2.2 Location of Head office

The Head Office of the Bank shall be at the place set out in the letters patent, at the address that the Board of Directors may determine from time to time by resolution.

2.3 Seal

The Bank shall have one or more seals; the manner and conditions governing the safekeeping, use and reproduction thereof shall be determined by the directors.

3. SHAREHOLDERS

3.1 Annual Meeting

The annual meeting of shareholders shall be held on a date, which the directors shall determine by resolution, no later than six (6) months after the end of each financial year of the Bank.

3.2 Chairman and Secretary of the Meeting

The Board of Directors shall appoint the Chairman of the meeting of the shareholders of the Bank as well as the Secretary who shall prepare the minutes of the proceedings.

3.3 Quorum and Adjournment

A quorum for any meeting of shareholders is present if ten (10) holders of shares of the Bank carrying voting rights at such meeting are present in person or represented by proxy.

If there is no quorum at the opening of a meeting of shareholders, the shareholders present may, by resolution, adjourn the meeting to a time and place fixed by such resolution.

3.4 Right To Vote

Voting at a meeting of shareholders shall be by show of hands except where, before or after any vote by show of hands, a ballot is requested by the Chairman of the meeting or any shareholder or proxyholder entitled to vote at the meeting. Each shareholder entitled to vote or his proxyholder shall be entitled to one vote for each voting share.

3.5 Scrutineers

The Chairman of any meeting of shareholders may appoint one or several persons, whether or not they are shareholders, to act as scrutineer or scrutineers at such meeting.

4. BOARD OF DIRECTORS

4.1 Number of Directors

The Board of Directors shall consist of no less than twelve (12) and no more than eighteen (18) directors.

The number of directors to be elected at any annual meeting of shareholders shall be determined by resolution of the Board of Directors prior to the meeting and the directors may, furthermore, at any time provided there is a quorum:

i) appoint additional directors during the year, within the limits allowed by the Act;

ii) fill any vacancy within the limits allowed by the Act.

4.2 Election and Term of Office

Each director meeting the conditions of eligibility stipulated in the Act shall be elected at the annual meeting of shareholders and shall remain in office until the close of the subsequent annual meeting or until the election or appointment of his successor.

4.3 Meetings and Notice

Regular meetings of the Board of Directors shall be held at the time and place fixed by the Board of Directors and communicated to the directors in writing, without the need of any other notice.

Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President or five (5) directors. A notice specifying the purpose, time and place of each special meeting shall be sent to each director by mail or by telephonic, electronic or other communications facilities at least twenty-four (24) hours before the time fixed for the meeting.

Special meetings of the Board of Directors may be held without notice when all the directors are present or when those absent have waived in writing notice of such meeting.

Any meeting of the Board of Directors or of any of its committees may be held by telephone or by such other means as permit all persons participating in the meeting to communicate with each other; they shall then be deemed to be present at the meeting.

4.4 Chairman of Meeting

The Chairman of the Board or, in his absence, any other person as may be designated from time to time by the Board of Directors by resolution, shall act as Chairman at all meetings of the Board of Directors; if such persons are absent or decline to act, the directors present may select one of their number to act as Chairman of the meeting.

4.5 Quorum

A majority of the directors in office shall constitute a quorum.

Business submitted at any meeting of directors shall be decided by the majority vote of the directors present.

4.6 Remuneration of Directors

Each director shall receive remuneration as determined by the Board of Directors, from time to time, by resolution and shall be entitled to be reimbursed for the fees and expenses incurred by him in the performance of his duties. The aggregate remuneration which may be paid to all directors of the Bank in their capacity as directors during each financial year of the Bank may not exceed the aggregate sum of one million eight thousand dollars ($1,800,000). A full-time officer who is a member of the Board of Directors may receive no remuneration as a director or member of a committee of the Board of Directors.

5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

5.1 General Indemnification

Every director and officer of the Bank, every former director or officer of the Bank and every person who acts or acted, at the Bank's request, as a director or officer of an entity of which the Bank is or was a shareholder or creditor, or his predecessors, and his assigns, heirs and personal representatives, respectively, shall be indemnified, saved harmless and reimbursed out of the funds of the Bank, from time to time and at all times from and against:

a) all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgement, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Bank or entity, except for actions or proceedings brought by or on behalf of the Bank or such entity, to procure a judgement in its favour, if:

   i) he believed that he was acting honestly and in good faith with a view to the best interests of the Bank; and

   ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty; he had reasonable grounds for believing that his conduct was lawful;

b) all costs, charges and expenses resulting from his being made a party to actions brought by or on behalf of the Bank or the entity to procure a judgement in its favour, if he fulfils the conditions set out in sub-paragraphs (i) and (ii) above, and provided that approval of the court has been obtained;

c) all other costs, charges and expenses reasonably incurred by such director, officer or person during or as a result of business deriving from or in connection with his being or having been a director or officer of the Bank or entity;

except, however, for costs, charges and expenses resulting from his own fault, negligence or wilful omission.

The Bank may, at any time before the settlement of an action or a final judgement, disburse advances to a person qualifying for indemnification as provided in this by-law so that he may pay the costs, charges and expenses incurred in connection with any civil, criminal or administrative action or proceeding to which he has been made a party. The advances shall be repaid to the Bank if during settlement of the action or the final judgement, it is determined that the person was not entitled to indemnification by the Bank.

5.2 Approval of Court

Should indemnification by the Bank be related, subordinated or subject to the approval or consent of a court, all reasonable measures shall be taken by the Bank to obtain such approval or consent.

5.3 Indemnification Agreement

The Chief Executive Officer or President shall be empowered to conclude, for and on behalf of the Bank, an indemnification agreement with any director, officer or other representative of the Bank in order to further specify the commitments of the Bank.

5.4 Insurance

The Bank may purchase insurance for the benefit of directors and officers against any liability incurred by them.

6. REPEAL OR REVOCATION OF BY-LAWS

The repeal or revocation of a by-law by the Board of Directors or the shareholders of the Bank shall not affect in any manner whatsoever all things done or actions performed by virtue of said by-law before the repeal or revocation thereof. The repeal or revocation of a by-law which itself repealed a previous by-law in whole or in part shall not constitute a reinstatement of said previous by-law.

* * *

BY-LAW II – SHARE CAPITAL

1. AUTHORIZED SHARE CAPITAL

The authorized share capital of the Bank shall consist of an unlimited number of First Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than five billion dollars ($5,000,000,000) or the equivalent thereof in foreign currencies; fifteen million (15,000,000) Second Preferred Shares, without par value, which may be issued for an aggregate consideration of not more than three hundred million dollars ($300,000,000) or the equivalent thereof in foreign currencies; and an unlimited number of Common Shares, without par value, which may be issued for such consideration as the Directors may determine.

2. FIRST PREFERRED SHARES

The First Preferred Shares (the "**First Preferred Shares**") shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set out:

2.1 Issuance In Series

Subject to the provisions of the Act, the First Preferred Shares shall be issuable in series as hereinafter provided, which series shall rank *pari passu* as to dividends and return of capital. The Board of Directors shall have the right, by resolution, but subject to the provisions of the Act and subject to the provisions herein contained and to any conditions attaching to any outstanding series of First Preferred Shares, to fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions of each series of First Preferred Shares (other than the series of First Preferred Shares already issued and outstanding), including the rate, the amount or the method of calculation and terms of payment of dividends, cumulative or not, the terms of payment of dividends, cumulative or not, the terms and conditions of redemption (including redemption at the option of the holder), purchase or conversion and sinking fund or purchase fund provisions.

2.2 Dividends

In respect of dividends, the holders of any series of First Preferred Shares shall have priority over the holders of Second Preferred Shares, Common Shares and shares of any other class of shares of the Bank ranking junior to the First Preferred Shares.

In the case of cumulative dividends, the priority shall cover all dividends accrued (which for such purpose shall be calculated as if such dividends were accruing from day to day) and unpaid. In the case of non-cumulative dividends, the priority shall cover all declared and unpaid dividends.

The holders of any series of First Preferred Shares shall not be entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of First Preferred Shares.

2.3 Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid or any property distributed to the holders of Second Preferred Shares, Common Shares or shares of any other class of shares of the Bank ranking junior to the First Preferred Shares, the holders of each series of First Preferred Shares shall be entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative First Preferred Shares, all cumulative accrued and unpaid dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends were paid up to and including the date of distribution) and, in the case of non-cumulative First Preferred Shares, all non-cumulative dividends declared and remaining unpaid on and including the date of distribution. After payment to the holders of the First Preferred Shares of the amounts so payable to them, they shall not participate in any further distribution of the property or assets of the Bank.

2.4 Voting Rights

Subject to the provisions of the Act and except as otherwise provided herein or in the rights, privileges, restrictions and conditions attaching to any series of First Preferred Shares, the holders of First Preferred Shares shall not, as such, have any voting rights for the election of the directors of the Bank or for any other purpose, nor shall they be entitled to receive any notice of or attend shareholders' meetings.

2.5 Creation or Issue of Shares Ranking In Priority to or Pari Passu With the First Preferred Shares

The Bank shall not, without the prior approval of the holders of the First Preferred Shares as a class given as hereinafter specified (but subject to such approvals as may be required by the Act or any other legal requirement), (i) create or issue any shares ranking in priority to or pari passu with the First Preferred Shares or (ii) create or issue any additional series of First Preferred Shares, unless at the date of such creation or issuance all cumulative dividends up to and including the last completed period for which such cumulative dividends are payable, have been declared and paid or set aside for payment in respect of each series of cumulative First Preferred Shares then issued and outstanding, and all declared and unpaid non-cumulative dividends have been paid or set aside for payment in respect of each series of non-cumulative First Preferred Shares then issued and outstanding.

2.6 Modifications and Approval by the Holders of First Preferred Shares

The provisions hereinbefore contained in sections 2.1 to 2.5 and herein contained in this section 2.6 shall not be deleted or modified, in whole or in part, without the approval of the holders of the First Preferred Shares given as hereinafter specified in addition to any other approval as may be required by the Act.

The approval of the holders of the First Preferred Shares with respect to any and all matters hereinbefore referred to shall be given in writing by the holders of all of the First Preferred Shares then outstanding or by resolution duly passed by not less than two thirds of the votes cast by the holders of the First Preferred Shares then outstanding at a meeting of the holders of the First Preferred Shares duly held for the purpose of considering the subject matter of such resolution. At such meeting, the holders of the majority of the outstanding First Preferred Shares shall be present in person or represented by proxy.

However, if at any such meeting, when originally held, the holders of the majority of the outstanding First Preferred Shares are not present in person or so represented by proxy within 30 minutes of the time fixed for the meeting, then the meeting shall be adjourned to such time and place fixed by the Chairman of such meeting, the date being not less than 15 days thereafter. At such adjourned meeting, the holders of First Preferred Shares present in person or so represented by proxy, whether or not they hold the majority of the First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed by not less than two thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned.

Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days or more than 50 days prior to the date fixed for such meeting and published as required by the Act and shall state the nature of the business on the agenda and the text of any special resolution to be submitted to the meeting. In the event of an adjournment for less than 30 days, no notice of any such adjourned meeting shall be necessary other than by announcement at the meeting that is adjourned.

If such adjournment is 30 days or more, notice of such adjourned meeting shall be given as required by the Act. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders or in the Act. If the deletions or modifications referred to above affect the rights of holders of any series of First Preferred Shares in a manner different from the manner in which they affect the rights of holders of any other series of First Preferred Shares, then such deletions or modifications shall, in addition to being approved by the holders of the First Preferred Shares as hereinabove set forth, be approved by the holders of the series of First Preferred Shares affected in such different manner. Such approval shall be given in writing by the holders of all such series of First Preferred Shares or by resolution passed by not less than two thirds of the votes cast at a meeting of the holders of such series of First Preferred Shares and the provisions of this section 2.6 shall apply, mutatis mutandis, with respect to the conduct of such meeting.

At any meeting of the holders of First Preferred Shares, with or without distinction as to series, each holder shall be entitled to one vote in respect of each First Preferred Share held by him.

3. SECOND PREFERRED SHARES

The Second Preferred Shares (the "**Second Preferred Shares**") shall, as a class, carry and be subject to the rights, privileges, restrictions and conditions hereinafter set out:

3.1 Rank

The Second Preferred Shares shall rank in priority to the Common Shares and the shares of any other class of shares of the Bank ranking junior to the Second Preferred Shares, but shall rank junior to the First Preferred Shares, with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Bank.

3.2 Issuance In Series

Subject to the provisions of the Act, the Second Preferred Shares shall be issuable in series, as hereinafter provided, which series shall rank pari passu as to the payment of dividends and return of capital. The Board of Directors shall have the right, by resolution, but subject to the provisions of the Act and subject to the provisions herein contained and to any conditions attaching to any series of outstanding Second Preferred Shares, to fix the number of shares in, and to determine the respective designations, rights, privileges, restrictions and conditions of each series of Second Preferred Shares including the rate, the amount or the method of calculation and terms of payment of dividends, cumulative or not, the terms and conditions of redemption (including redemption at the option of the holder), purchase or conversion, and sinking fund or purchase fund provisions.

3.3 Dividends

In respect of dividends, the holders of any series of Second Preferred Shares shall have priority over the holders of Common Shares and of shares of any other class of shares of the Bank ranking junior to the Second Preferred Shares.

In the case of cumulative dividends, the priority shall cover all dividends accrued (which for such purpose shall be

calculated as if such dividends were accruing from day to day) and unpaid. In the case of non-cumulative dividends, the priority shall cover all dividends declared and unpaid.

The holders of any series of Second Preferred Shares shall not be entitled to any dividend other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of Second Preferred Shares.

3.4 Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid to or any property distributed to the holders of Common Shares or of shares of any other class of shares of the Bank ranking junior to the Second Preferred Shares, the holders of each series of Second Preferred Shares shall be entitled to receive (i) an amount equal to the price at which such shares were issued (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative Second Preferred Shares, all cumulative accrued and unpaid dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends were paid up to and including the date of distribution) and, in the case of non-cumulative Second Preferred Shares, all non-cumulative dividends declared and remaining unpaid up to and including the date of distribution. After payment to the holders of the Second Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

3.5 Voting Rights

Subject to the provisions of the Act and except as otherwise herein provided or as provided in the rights, privileges, restrictions and conditions attaching to any series of Second Preferred Shares, the holders of Second Preferred Shares shall not, as such, have any voting rights for the election of the directors of the Bank or for any other purpose, nor shall they be entitled to receive any notice of or attend shareholders' meetings.

3.6 Creation or Issue of Shares Ranking in Priority to or Pari Passu With the Second Preferred Shares

The Bank shall not, without the prior approval of the holders of the Second Preferred Shares as a class given as hereinafter specified (but subject to such approvals as may be required by the Act or any other legal requirement), (i) create or issue any shares ranking in priority to or pari passu with the Second Preferred Shares or (ii) create or issue any additional series of Second Preferred Shares, unless at the date of such creation or issuance all cumulative dividends up to and including the last completed period for which such cumulative dividends are payable, have been declared and paid or set aside for payment in respect of each series of cumulative Second Preferred Shares then issued and outstanding, and any declared and unpaid non-cumulative dividends have been paid or set aside for payment in respect of each series of non-cumulative Second Preferred Shares then issued and outstanding.

3.7 Modifications and Approval by the Holders of Second Preferred Shares

The provisions hereinabove contained in sections 3.1 to 3.6 and herein contained in this section 3.7 shall not be deleted or modified, in whole or in part, without the approval of the holders of the Second Preferred Shares given as hereinafter specified in addition to any other approval as may be required by the Act.

The approval of the holders of the Second Preferred Shares in respect of any and all matters hereinbefore mentioned shall be given in writing by the holders of all of the outstanding Second Preferred Shares or by resolution duly passed by not less than two thirds of the votes cast by the holders of the Second Preferred Shares at a meeting of the holders of the Second Preferred Shares duly held for the purpose of considering the subject matter of such resolution. At such meeting, the holders of the majority of the outstanding Second Preferred Shares shall be present in person or represented by proxy.

However, if at any such meeting, when originally held, the holders of the majority of the outstanding Second Preferred Shares are not present in person or so represented by proxy within 30 minutes of the time fixed for the meeting, then the meeting shall be adjourned to such time and place fixed by the Chairman of such meeting, the date being not less than 15 days thereafter. At such adjourned meeting, the holders of Second Preferred Shares present in person or so represented by proxy, whether or not they hold the majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed by not less than two thirds of the votes cast at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days or more than 50 days prior to the date fixed for such meeting and published as required by the Act and shall state the nature of the business on the agenda and the text of any special resolution to be submitted to the meeting.

In the event of an adjournment for less than 30 days, no notice of the adjourned meeting shall be necessary other than by announcement at the meeting that is adjourned. If such adjournment is 30 days or more, notice of such adjourned meeting shall be given as required by the Act. The formalities to be observed with respect to the giving of notice of any original or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders or in the Act.

If the deletions or modifications of the provisions hereinbefore contained affect the rights of the holders of any series of Second Preferred Shares in a manner different from the manner in which they affect the rights of holders of any other series of Second Preferred Shares, then such deletions or modifications shall, in addition to being approved by the holders of the Second Preferred Shares as herein above set forth, be approved by the holders of such series of Second Preferred Shares affected in such different manner.

Such approval shall be given in writing by the holders of all such series of Second Preferred Shares or by resolution passed by not less than two thirds of the votes cast at a meeting of the holders of such series of Second Preferred Shares, and the provisions of this section 3.7 shall apply, mutatis mutandis, with respect to the conduct of such meeting.

At any meeting of the holders of Second Preferred Shares, with or without distinction as to series, each holder shall be entitled to one vote in respect of each Second Preferred Share held by him.

4. COMMON SHARES

The Common Shares, as a class, shall carry and be subject to the rights, privileges, restrictions and conditions hereinafter set out:

4.1 Voting Rights

Each Common Share shall entitle the holder thereof to one vote at all meetings of shareholders except meetings at which only holders of a specified class or series of shares are entitled to vote.

4.2 Dividends

The holders of Common Shares shall be entitled to receive, as and when declared by the Board of Directors and from funds of the Bank available for the payment of dividends, dividends in such amounts and payable at such times as the directors shall determine.

4.3 Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, after payment to the holders of First Preferred Shares, Second Preferred Shares and shares of any other class of shares of the Bank ranking in priority to the Common Shares of the amounts which they are entitled to receive in any such event, the remaining property of the Bank shall be distributed equally and rateably among the holders of the Common Shares.

* * *

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with Canadian generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $44 million ($20 million in 2006) and other income was grossed up by $21 million ($1 million in 2006). An equivalent amount was added to income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Risk Management

Credit Risk

In the first quarter of 2007, the Bank recorded specific provisions for credit losses of $28 million. As at January 31, 2007, gross impaired loans stood at $239 million compared to $234 million at the end of fiscal 2006. This increase was primarily due to a decrease in recoveries on impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was 5.8% as at January 31, 2007 compared to 5.9% at the end of fiscal 2006. As at January 31, 2007, allowances for credit losses exceeded gross impaired loans by $196 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities (1)
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect (2)	6.6	10.6	6.7	3.4
Global VaR	**(7.3)**	**(9.2)**	**(7.0)**	**(5.5)**

Global VaR by risk category	For the quarter ended October 31, 2006			
	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)
Equity	(4.1)	(6.7)	(3.9)	(2.6)
Commodity	(1.5)	(2.1)	(1.2)	(0.8)
Correlation effect (2)	5.1	8.7	5.0	2.4
Global VaR	**(5.8)**	**(9.1)**	**(5.6)**	**(4.1)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2007, the Bank had assets of $122.8 billion, up $5.9 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were down $1.9 billion owing to a decline in loans to brokers. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $7.3 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2007**	October 2006	January 2006
Loans and acceptances*			
Residential mortgages	**21,689**	21,525	20,971
Consumer loans	**9,738**	9,490	8,482
Credit card receivables	**1,775**	1,743	1,734
SME loans	**13,599**	13,669	13,435
Corporate loans	**5,378**	5,308	4,479
	52,179	51,735	49,101
Deposits			
Personal (balance)	**29,579**	29,164	27,103
Off-balance sheet personal savings (balance)	**71,620**	70,164	66,993
Business	**11,029**	10,398	9,500

** including securitized assets*

Residential mortgage loans rose $0.7 billion in the first quarter of 2007, reaching $21.7 billion as against $21.0 billion in the year-earlier period. Consumer loans climbed 15% to $9.7 billion primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.8 billion as at January 31, 2007. Business loans continued to grow, with the average volume of SME loans up $0.2 billion year over year to $13.6 billion as at January 31, 2007. Average volumes of corporate loans, for their part, rose 20% to $5.4 billion.

Personal deposits stood at $29.6 billion as at January 31, 2007, up $2.5 billion from the corresponding quarter of 2006, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2007 totalled $71.6 billion, up $4.6 billion or 7% in a year. The rise was attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies for the first quarter of 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0% as at January 31, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 717,000 common shares for a total of $46 million as part of its normal course issuer bid, which ended on January 22, 2007. On February 1, 2007, the Bank commenced a normal course issuer bid to repurchase, for cancellation, a maximum of 8,102,000 common shares during the 12-month period ending January 31, 2008.

Risk-weighted assets rose $1.8 billion during the quarter, of which $1 billion was due to market risk.

Dividends

At its most recent meeting, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 54 cent dividend per common share, payable on May 1, 2007 to shareholders of record on March 26, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007	2006				2005			2006	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	**$ 989**	$971	$922	$940	$971	$920	$882	$895	$3,804	$3,676
Total revenues (taxable equivalent basis)(1)	**1,054**	1,054	970	968	992	953	944	934	3,984	3,826
Net income	**240**	220	220	214	217	207	207	202	871	855
Earnings per share										
Basic	**1.45**	1.33	1.32	1.29	1.28	1.22	1.20	1.17	5.22	4.98
Diluted	**1.43**	1.31	1.30	1.26	1.26	1.20	1.18	1.15	5.13	4.90
Dividends per common share	**0.54**	0.50	0.50	0.48	0.48	0.44	0.44	0.42	1.96	1.72
Return on common shareholders' equity	**20.7%**	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	19.9%	20.1%	20.7%
Total assets	**$122,816**	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593	$99,917		
Impaired loans, net	**112**	116	98	111	113	117	114	119		
Per common share										
Book value	**28.34**	27.17	26.57	25.77	25.72	25.39	24.70	24.19		
Stock trading range										
High	**66.59**	62.86	62.69	65.60	63.90	61.47	58.21	55.24		
low	**61.36**	58.26	56.14	61.35	58.35	55.87	51.60	48.72		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS

Quarter ended January 31
(unaudited)

	2007	2006	% change
Operating results *(millions of dollars)*			
Total revenues	$989	$971	2
Total revenues (taxable equivalent basis)(1)	1,054	992	6
Net income	240	217	11
Return on common shareholders' equity	20.7%	19.9%	
Per common share			
Earnings – basic	$1.45	$1.28	13
Earnings – diluted	1.43	1.26	13
Dividends declared	0.54	0.48	13
Book value	28.34	25.72	10
Stock trading range			
High	66.59	63.90	
Low	61.36	58.35	
Close	64.29	61.75	

	January 31 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	$122,816	$116,885	5
Loans and acceptances	48,591	50,488	(4)
Deposits	72,463	71,989	1
Subordinated debentures and shareholders' equity	6,922	6,237	11
Capital ratios – BIS			
Tier 1	9.9 %	9.9 %	
Total	14.0 %	14.0 %(2)	
Impaired loans, net of specific and general allowances	(196)	(192)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	235,378	228,749	
Total personal savings	101,199	99,328	
Interest coverage	13.81	14.11	
Asset coverage	3.41	4.01	
Other information			
Number of employees	16,908	16,972	–
Number of branches in Canada	450	451	–
Number of banking machines	807	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

National Bank of Canada:

National Bank posts record net income of $240 million in the first quarter of 2007

- Diluted earnings per share up 13% to $1.43
- Return on equity of 20.7%

MONTREAL, March 1, 2007 – National Bank today announced that in the first quarter of 2007, it posted record net income of $240 million, up 11% from the same period of 2006. Diluted earnings per share reached $1.43, an increase of 13% from the first quarter of 2006, when diluted earnings per share stood at $1.26. These excellent results were attributable to business growth in the Personal and Commercial and Wealth Management segments. Return on common shareholders' equity moved up almost one percentage point to 20.7%.

"The strength of our basic banking and wealth management activities, coupled with effective cost management, raised net income for the quarter to a record level. The past quarter's performance testifies to the soundness of the Bank's business strategies and is an excellent start to the 2007 fiscal year," said Réal Raymond, President and Chief Executive Officer.

Highlights

- Robust growth in activities aimed at individuals and SMEs between Q1 2006 and Q1 2007.
- Diluted earnings per share of $1.43, up 13% from the corresponding period of 2006, when diluted earnings per share stood at $1.26.
- Record net income of $240 million in Q1 2007, up $23 million or 11% from Q1 2006.
- Effective cost control maintained.

Personal and Commercial

- Growth of 6% in total revenues at Personal and Commercial in Q1 2007 owing to sustained growth in loan and deposit volumes since the corresponding period of 2006.
- Continued improvement in the first quarter of 2007 in the net interest margin, which reached 2.90%, as against 2.87% for the year-earlier period.
- Increase in segment net income of 16% in Q1 2007 to $123 million, versus $106 million in Q1 2006, due to business growth and the pronounced improvement in productivity. In fact, the efficiency ratio fell from 62.3% in Q1 2006 to 57.6% this quarter.

Wealth Management

- Increase of 9% in total revenues for the segment in Q1 2007, primarily due to vigorous retail brokerage activities.
- Rise of 22% in segment net income from $37 million in Q1 2006 to $45 million in Q1 2007.
- Year-over-year increase of 9% in segment deposits and off-balance sheet savings, which reached $71.6 billion owing to the growth in assets administered by brokerage services, mutual funds and private investment management.

Financial Markets

- Total revenue growth at Financial Markets of $9 million to $299 million on the strength of trading activities.
- Sustained segment contribution to the Bank's total profitability, with net income of $87 million in Q1 2007, despite the significant decrease in gains on securities compared to Q1 2006.

Financial Information

Quarter ended January 31
(unaudited)

(millions of dollars)	2007	2006	%
Personal and Commercial	**123**	106	+16
Wealth Management	**45**	37	+22
Financial Markets	**87**	91	– 4
Other	**(15)**	(17)	–
Net Income	**240**	217	+11
Diluted earnings per common share	**$1.43**	$1.26	+13
Return on common shareholders' equity	**20.7%**	19.9%	

2007 Financial Objectives	Objectives	Results 1st Quarter 2007
Growth in diluted earnings per share excluding specified items	5% – 10%	**13%**
Return on common shareholders' equity	16% – 20%	**20.7%**
Tier 1 capital ratio	More than 8.5%	**9.9%**
Dividend payout ratio	40% – 50%	**37%**

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements in this Report to Shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in annual reports, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under "Risk Management" and "Factors That Could Affect Future Results" in the 2006 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial Reporting Method

The Bank uses certain measurements that do not comply with Canadian generally accepted accounting principles (GAAP) to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. For all operating segments, net interest income was grossed up by $44 million ($20 million in 2006) and other income was grossed up by $21 million ($1 million in 2006). An equivalent amount was added to income taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

Febuary 28, 2007 – The following text presents Management's discussion and analysis of the Bank's financial condition and operating results. This analysis was prepared in accordance with Multilateral Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators and is based on the unaudited interim consolidated financial statements for the first quarter of fiscal 2007. Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at **www.sedar.com** and the Bank's website at **www.nbc.ca**.

Analysis of Results

Consolidated Results

National Bank reported record net income of $240 million for the first quarter of fiscal 2007, up 11% from net income of $217 million for the same period of 2006. Diluted earnings per share amounted to $1.43, an increase of 13% from $1.26 for the first quarter of 2006.

Return on common shareholders' equity was 20.7% in the first quarter, almost one percentage point higher than the year-earlier period.

Total Revenues

The Bank's total revenues rose $18 million between the first quarter of 2006 and the first quarter of 2007 to reach $989 million. On a taxable equivalent basis(1), total revenues were $1,054 million, an increase of 6%. Personal and Commercial net interest income advanced $18 million, or 5.5%, to stand at $346 million for the quarter, owing to higher loan and deposit volumes. This increase was accompanied by an ongoing improvement in the net interest margin, which widened to 2.90% in the first quarter of 2007 from 2.87% for the year-earlier period. Over the past few quarters, the widening of the spread on deposits has offset the narrowing of the spread on loans, which is showing signs of stabilizing.

Other income in the first quarter totalled $713 million, versus $693 million for the corresponding quarter of 2006. On a taxable equivalent basis(1), other income was $734 million, as against $694 million in the first quarter of 2006. Financial market fees amounted to $167 million for the quarter, an increase of $8 million over the same period of 2006, attributable to the growth in retail brokerage activities.

Trading revenues, recorded in both net interest income and other income, rose $19 million year over year. Gains on securities were $29 million for the quarter, compared to $42 million for the first quarter of 2006. Revenues from mutual funds and trust services climbed $7 million from the first quarter of 2006 to reach $85 million in the first quarter of 2007, mainly on the strength of growth in mutual funds and retail brokerage activities.

Aside from these items, the increase in other income in the first quarter was derived from other revenues, which grew $34 million and included revenues stemming from the integration of Credigy Ltd., securitization revenues, which were up $8 million, and foreign exchange revenues, which rose $6 million. Lending fees and acceptances remained stable at $79 million.

(1) See "Financial Reporting Method" on page 3.

Operating Expenses

For the quarter ended January 31, 2007, operating expenses were $657 million, up $21 million from the year-earlier period. Expenses related to Credigy Ltd., which was acquired last year, accounted for $12 million of the increase. The remainder was attributable to the increase in regular salaries, which was partially offset by the decrease in variable compensation.

Income Taxes

Income taxes for the first quarter of 2007 totalled $56 million, representing an effective tax rate of 18%, compared to $93 million and an effective tax rate of 29% for the year-earlier period. The tax rate for the first quarter of 2007 was affected by the increase in tax-exempt income from securities.

Results by Segment

Personal and Commercial

Net income for the Personal and Commercial segment totalled $123 million for the first quarter of 2007, up 16% from the $106 million in net income earned in the corresponding quarter of 2006. Total revenues for the segment grew 6% to $538 million.

At Personal Banking, total revenues climbed $19 million, or 6%, owing to the $2.0 billion growth in average assets, attributable to higher volumes of consumer loans and residential mortgages. The improvement in the net interest margin on transaction deposits fully offset the narrower margin on consumer credit products. The wider spread on transaction deposits resulted from the rise in interest rates between the first quarter of 2006 and the first quarter of 2007.

Total revenues at Commercial Banking were up $10 million, or 6%, owing to the growth in net interest income and foreign exchange revenues. The net interest margin at Commercial Banking increased between the first quarter of 2006 and same period of 2007 due to the widening of the spread on deposits, which offset the narrowing of the spread on credit products.

Operating expenses for the Personal and Commercial segment were $310 million in the first quarter of 2007, down $7 million from the corresponding quarter of 2006, owing in part to the control of operations support costs. Consequently, the efficiency ratio improved to 57.6% in the quarter from 62.3% for the same quarter of 2006. The segment's provision for credit losses was up $12 million for a total of $43 million due to lower loan recoveries during the quarter.

Wealth Management
Net income for the Wealth Management segment totalled $45 million in the first quarter of 2007, compared to $37 million for the corresponding quarter of 2006, for an increase of 22%. The segment's total revenues advanced $18 million or 9% to $224 million for the first quarter of 2007. Vigorous retail brokerage activities accounted for most of the growth in segment revenues and net income. Mutual funds, private investment management and portfolio management also posted significant increases over the corresponding quarter of 2006. Operating expenses for the quarter were up $8 million, or 5%, to $156 million. The efficiency ratio improved from 71.8% in the first quarter of 2006 to 69.6% this quarter.

Financial Markets
The Financial Markets segment posted net income of $87 million in the first quarter of 2007, down $4 million from the corresponding quarter of 2006. Total revenues for the segment rose $9 million to $299 million. Trading revenues reached $109 million in the quarter, up $19 million from the first quarter of 2006. This increase was partially offset by the decline in gains on securities, which were $29 million as against $42 million a year earlier.

Operating expenses for the quarter ended January 31, 2007 were $168 million, up $15 million from the first quarter of 2006, owing to expenses associated with the integration of Credigy Ltd. The efficiency ratio went from 52.8% in the first quarter of 2006 to 56.2% in same period of 2007, mainly owing to the decrease in gains on securities. No provisions for credit losses were recorded in the quarter, compared to $1 million for the same period a year earlier.

Financial Market Revenues

(taxable equivalent basis)(1) *(millions of dollars)*	Q1 2007	Q1 2006
Trading revenues		
Equity	88	70
Interest rate	5	13
Commodity and foreign exchange	16	7
	109	90
Financial market fees	66	65
Gains on securities	29	42
Banking services	46	45
Other	49	48
Total	299	290

(1) See "Financial Reporting Method" on page 3.

Other
The "Other" heading of segment results recorded a net loss of $15 million for the first quarter of 2007, compared to a net loss of $17 million for the same period a year earlier. Higher operating expenses not allocated to the business segments offset the increase in securitization revenues.

Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed in certain activities, such as trading activities, and could impact several assets and liabilities, such as trading account securities, securities sold short or securities sold under repurchase agreements.

For the first quarter of 2007, cash and cash equivalents remained unchanged compared to an increase of $2.1 billion in the first quarter of 2006. As at January 31, 2007, cash and cash equivalents totalled $10.8 billion versus $8.4 billion a year earlier.

The $2.6 billion increase in securities held for trading explains the $3.0 billion required for operating activities in the first quarter of 2007. For the corresponding quarter of 2006, operating activities generated $4.2 billion owing to the $3.1 billion decline in trading account securities.

Financing activities in the first quarter of 2007 provided cash inflows of $5.4 billion owing to an increase in securities sold short and securities sold under repurchase agreements. For the corresponding period of 2006, financing activities required cash of $3.1 billion because of the $1 billion decrease in securities sold short and the $5.1 billion decrease in securities sold under repurchase agreements, offset in part by the $2.7 billion increase in deposits.

Finally, investing activities required $2.5 billion in cash flows in the first quarter of 2007 because of the increase in available for sale securities while in the corresponding quarter of 2006, cash flows amounting to $1.0 billion were generated for investing activities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS (cont.)

Risk Management

Credit Risk

In the first quarter of 2007, the Bank recorded specific provisions for credit losses of $28 million. As at January 31, 2007, gross impaired loans stood at $239 million compared to $234 million at the end of fiscal 2006. This increase was primarily due to a decrease in recoveries on impaired business loans. The ratio of gross impaired loans to total adjusted capital and allowances was 5.8% as at January 31, 2007 compared to 5.9% at the end of fiscal 2006. As at January 31, 2007, allowances for credit losses exceeded gross impaired loans by $196 million versus $192 million as at October 31, 2006.

Market Risk – Trading Activities

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in trading activities. VaR is the maximum value of potential daily losses, measured at a 99% confidence level, which means that actual losses are likely to exceed VaR only one day out of 100. The computerized VaR calculation model is based on two years of historical data. Market risk management is discussed in more detail on page 54 of the 2006 Annual Report.

The table below, entitled "Trading Activities," illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, equity and commodity.

Trading Activities (1)
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2007			
	Period end	High	Average	Low
Interest rate	(6.0)	(9.2)	(5.8)	(3.3)
Foreign exchange	(1.7)	(1.7)	(1.3)	(0.6)
Equity	(5.2)	(6.6)	(5.1)	(4.0)
Commodity	(1.0)	(2.3)	(1.5)	(1.0)
Correlation effect (2)	6.6	10.6	6.7	3.4
Global VaR	**(7.3)**	**(9.2)**	**(7.0)**	**(5.5)**

Global VaR by risk category	For the quarter ended October 31, 2006			
	Period end	High	Average	Low
Interest rate	(4.1)	(7.3)	(4.3)	(2.6)
Foreign exchange	(1.2)	(1.7)	(1.2)	(0.5)
Equity	(4.1)	(6.7)	(3.9)	(2.6)
Commodity	(1.5)	(2.1)	(1.2)	(0.8)
Correlation effect (2)	5.1	8.7	5.0	2.4
Global VaR	**(5.8)**	**(9.1)**	**(5.6)**	**(4.1)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Balance Sheet

As at January 31, 2007, the Bank had assets of $122.8 billion, up $5.9 billion from $116.9 billion as at October 31, 2006. Loans and acceptances were down $1.9 billion owing to a decline in loans to brokers. In addition, cash, deposits with financial institutions, securities and securities purchased under reverse repurchase agreements increased $7.3 billion. The table below presents the main portfolios.

Average monthly volumes *(millions of dollars)*	**January 2007**	October 2006	January 2006
Loans and acceptances*			
Residential mortgages	**21,689**	21,525	20,971
Consumer loans	**9,738**	9,490	8,482
Credit card receivables	**1,775**	1,743	1,734
SME loans	**13,599**	13,669	13,435
Corporate loans	**5,378**	5,308	4,479
	52,179	51,735	49,101
Deposits			
Personal (balance)	**29,579**	29,164	27,103
Off-balance sheet personal savings (balance)	**71,620**	70,164	66,993
Business	**11,029**	10,398	9,500

** including securitized assets*

Residential mortgage loans rose $0.7 billion in the first quarter of 2007, reaching $21.7 billion as against $21.0 billion in the year-earlier period. Consumer loans climbed 15% to $9.7 billion primarily driven by secured lines of credit. Higher consumer spending also accounted for the increase in credit card receivables, which totalled $1.8 billion as at January 31, 2007. Business loans continued to grow, with the average volume of SME loans up $0.2 billion year over year to $13.6 billion as at January 31, 2007. Average volumes of corporate loans, for their part, rose 20% to $5.4 billion.

Personal deposits stood at $29.6 billion as at January 31, 2007, up $2.5 billion from the corresponding quarter of 2006, chiefly owing to deposits distributed by Altamira. Off-balance sheet personal savings administered by the Bank as at January 31, 2007 totalled $71.6 billion, up $4.6 billion or 7% in a year. The rise was attributable to savings administered by brokerage subsidiaries, with the remainder divided between private investment management and mutual funds.

Accounting Policies and Estimates

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The reader is referred to Notes 1 and 2 to the 2006 audited annual consolidated financial statements for more information on the significant accounting policies used to prepare the financial statements.

There have not been any changes to the Bank's significant accounting policies for the first quarter of 2007, aside from those described in Note 2 to the unaudited interim consolidated financial statements on financial instruments and stock-based compensation.

The key assumptions and bases for estimates made by Management in accordance with GAAP and their impact on amounts presented in the unaudited interim consolidated financial statements and notes remain essentially unchanged from those described in the 2006 Annual Report.

Capital

Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements, stood at 9.9% and 14.0% as at January 31, 2007, respectively, as against 9.9% and 14.0% as at October 31, 2006, including the $500 million subordinated debenture issued on November 2, 2006.

During the quarter, the Bank repurchased 717,000 common shares for a total of $46 million as part of its normal course issuer bid, which ended on January 22, 2007. On February 1, 2007, the Bank commenced a normal course issuer bid to repurchase, for cancellation, a maximum of 8,102,000 common shares during the 12-month period ending January 31, 2008.

Risk-weighted assets rose $1.8 billion during the quarter, of which $1 billion was due to market risk.

Dividends

At its most recent meeting, the Board of Directors declared regular dividends on the various classes and series of preferred shares as well as a 54 cent dividend per common share, payable on May 1, 2007 to shareholders of record on March 26, 2007.

Additional Financial Information
(unaudited)
(millions of dollars except per share amounts)

	2007	2006				2005			2006	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Total	Total
Total revenues	$ 989	$971	$922	$940	$971	$920	$882	$895	$3,804	$3,676
Total revenues (taxable equivalent basis)(1)	1,054	1,054	970	968	992	953	944	934	3,984	3,826
Net income	240	220	220	214	217	207	207	202	871	855
Earnings per share										
Basic	1.45	1.33	1.32	1.29	1.28	1.22	1.20	1.17	5.22	4.98
Diluted	1.43	1.31	1.30	1.26	1.26	1.20	1.18	1.15	5.13	4.90
Dividends per common share	0.54	0.50	0.50	0.48	0.48	0.44	0.44	0.42	1.96	1.72
Return on common shareholders' equity	20.7%	19.7%	20.2%	20.4%	19.9%	19.4%	19.6%	19.9%	20.1%	20.7%
Total assets	$122,816	$116,885	$108,645	$111,183	$105,276	$107,970	$110,593	$99,917		
Impaired loans, net	112	116	98	111	113	117	114	119		
Per common share										
Book value	28.34	27.17	26.57	25.77	25.72	25.39	24.70	24.19		
Stock trading range										
High	66.59	62.86	62.69	65.60	63.90	61.47	58.21	55.24		
low	61.36	58.26	56.14	61.35	58.35	55.87	51.60	48.72		

(1) See "Financial Reporting Method" on page 3.

HIGHLIGHTS

Quarter ended January 31
(unaudited)

	2007	2006	% change
Operating results *(millions of dollars)*			
Total revenues	$989	$971	2
Total revenues (taxable equivalent basis)(1)	1,054	992	6
Net income	240	217	11
Return on common shareholders' equity	20.7%	19.9%	
Per common share			
Earnings – basic	$1.45	$1.28	13
Earnings – diluted	1.43	1.26	13
Dividends declared	0.54	0.48	13
Book value	28.34	25.72	10
Stock trading range			
High	66.59	63.90	
Low	61.36	58.35	
Close	64.29	61.75	

	January 31 2007	October 31 2006	
Financial position *(millions of dollars)*			
Total assets	$122,816	$116,885	5
Loans and acceptances	48,591	50,488	(4)
Deposits	72,463	71,989	1
Subordinated debentures and shareholders' equity	6,922	6,237	11
Capital ratios – BIS			
Tier 1	9.9 %	9.9 %	
Total	14.0 %	14.0 %(2)	
Impaired loans, net of specific and general allowances	(196)	(192)	
as a % of loans and acceptances	(0.4)%	(0.4)%	
Assets under administration/management	235,378	228,749	
Total personal savings	101,199	99,328	
Interest coverage	13.81	14.11	
Asset coverage	3.41	4.01	
Other information			
Number of employees	16,908	16,972	–
Number of branches in Canada	450	451	–
Number of banking machines	807	801	1

(1) See "Financial Reporting Method" on page 3.

(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.

CONSOLIDATED STATEMENT OF INCOME

Quarter ended
(unaudited)
(millions of dollars)

	January 31 2007	October 31 2006	January 31 2006
Interest income			
Loans	**729**	720	614
Securities	**–**	260	204
Securities available for sale	**68**	–	–
Securities held for trading	**267**	–	–
Deposits with financial institutions	**130**	96	58
	1,194	1,076	876
Interest expense			
Deposits	**659**	558	439
Subordinated debentures	**25**	21	24
Other	**234**	192	135
	918	771	598
Net interest income	**276**	305	278
Other income			
Financial market fees	**167**	167	159
Deposit and payment service charges	**53**	53	50
Trading revenues	**131**	88	166
Gains on investment account securities, net	**–**	50	42
Gains on available for sale securities, net	**29**	–	–
Card service revenues	**10**	7	9
Lending fees	**62**	57	62
Acceptances, letters of credit and guarantee	**17**	17	16
Securitization revenues	**48**	58	40
Foreign exchange revenues	**29**	26	23
Trust services and mutual funds	**85**	73	78
Other	**82**	70	48
	713	666	693
Total revenues	**989**	971	971
Provision for credit losses	**28**	22	17
	961	949	954
Operating expenses			
Salaries and staff benefits	**390**	388	379
Occupancy	**40**	41	39
Technology	**98**	94	101
Communications	**17**	19	18
Professional fees	**40**	41	29
Other	**72**	91	70
	657	674	636
Income before income taxes and non-controlling interest	**304**	275	318
Income taxes	**56**	44	93
	248	231	225
Non-controlling interest	**8**	11	8
Net income	**240**	220	217
Dividends on preferred shares	**5**	5	5
Net income available to common shareholders	**235**	215	212
Number of common shares outstanding *(thousands)*			
Average – basic	**161,681**	161,969	164,903
Average – diluted	**164,398**	164,599	167,781
End of period	**161,367**	161,512	164,313
Net earnings per common share *(dollars)*			
Basic	**1.45**	1.33	1.28
Diluted	**1.43**	1.31	1.26
Dividends per common share *(dollars)*	**0.54**	0.50	0.48

CONSOLIDATED BALANCE SHEET

(unaudited)
(millions of dollars)

	January 31 2007	October 31 2006	January 31 2006
ASSETS			
Cash	262	268	250
Deposits with financial institutions	10,554	10,611	9,234
Securities			
Investment account	–	6,814	6,977
Trading account	–	31,864	23,095
Available for sale	9,378	–	–
Held for trading	34,429	–	–
	43,807	38,678	30,072
Securities purchased under reverse repurchase agreements	9,812	7,592	7,980
Loans (Notes 3, 4 and 5)			
Residential mortgage	14,800	15,230	15,348
Personal and credit card	11,645	11,280	10,126
Business and government	18,419	20,679	19,950
	44,864	47,189	45,424
Allowance for credit losses	(435)	(426)	(454)
	44,429	46,763	44,970
Other			
Customers' liability under acceptances	4,162	3,725	3,468
Fair value of derivative financial instruments	2,746	2,269	2,634
Premises and equipment	383	385	352
Goodwill	684	683	662
Intangible assets	176	177	178
Other assets	5,801	5,734	5,476
	13,952	12,973	12,770
	122,816	116,885	105,276
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	29,579	29,164	27,103
Business and government	31,960	33,998	29,640
Deposit-taking institutions	10,699	8,602	8,177
Deposit from NBC Capital Trust	225	225	–
	72,463	71,989	64,920
Other			
Acceptances	4,162	3,725	3,468
Obligations related to securities sold short	17,860	15,621	14,495
Securities sold under repurchase agreements	11,844	9,517	7,840
Fair value of derivative financial instruments	2,024	1,646	2,060
Other liabilities	6,827	7,574	5,788
	42,717	38,083	33,651
Subordinated debentures (Note 6)	1,949	1,449	1,600
Non-controlling interest	714	576	479
Shareholders' equity (Notes 8 and 9)			
Preferred shares	400	400	400
Common shares	1,583	1,566	1,573
Contributed surplus	24	21	15
Unrealized foreign currency translation adjustments	–	(92)	(49)
Retained earnings	3,003	2,893	2,687
Accumulated other comprehensive income (loss)	(37)	–	–
	4,973	4,788	4,626
	122,816	116,885	105,276

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007	2006
Preferred shares	400	400
Common shares at beginning	1,566	1,565
Issuance of common shares		
Dividend Reinvestment and Share Purchase Plan	4	3
Stock Option Plan	19	22
Repurchase of common shares for cancellation (Note 8)	(7)	(17)
Impact of shares acquired or sold for trading purposes	1	–
Common shares at end	1,583	1,573
Contributed surplus at beginning	21	13
Stock option expense (Note 9)	5	2
Stock options exercised	(3)	–
Other	1	–
Contributed surplus at end	24	15
Unrealized foreign currency translation adjustments at beginning	(92)	(26)
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes	–	(23)
Reclassification of unrealized foreign currency translation adjustments to Accumulated other comprehensive income	92	–
Unrealized foreign currency translation adjustments at end	–	(49)
Retained earnings at beginning	2,893	2,645
Net income	240	217
Impact of initial adoption of financial instruments standards (Note 2)	2	–
Dividends		
Preferred shares	(5)	(5)
Common shares	(88)	(80)
Premium paid on common shares repurchased for cancellation (Note 8)	(39)	(90)
Retained earnings at end	3,003	2,687
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains (losses), net of hedging activities, net	(60)	–
Unrealized gains (losses) on available for sale securities, net	48	–
Gains (losses) on derivatives designated as cash flow hedges, net	(25)	–
Accumulated other comprehensive income (loss) at end	(37)	–
Shareholders' equity	4,973	4,626

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007
Net income	240
Other comprehensive income (loss)	
Unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net	79
Impact of hedging foreign currency translation gains and losses	(69)
Income taxes (recovery)	(22)
	(47)
Change in unrealized foreign currency translation gains and losses, net of hedging activities and income taxes	32
Unrealized gains (losses) on available for sale securities, net	26
Income taxes (recovery)	8
	18
Reclassification adjustment for realized losses (gains) on available for sale securities included in the Consolidated Statement of Income	(2)
Income tax recovery (charge)	(1)
	(1)
Change in unrealized gains and losses on available for sale securities, net of income taxes	17
Gains (losses) on derivatives designated as cash flow hedges, net	(31)
Income taxes (recovery)	(10)
	(21)
Losses (gains) on derivatives designated as cash flow hedges transferred to the Consolidated Statement of Income in the current period, net	3
Income tax recovery (charge)	1
	2
Change in gains and losses on derivatives designated as cash flow hedges, net of income taxes	(19)
Total other comprehensive income (loss), net of income taxes	30
Comprehensive income	270

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarter ended January 31
(unaudited)
(millions of dollars)

	2007	2006
Cash flows from operating activities		
Net income	240	217
Adjustments for:		
Provision for credit losses	28	17
Amortization of premises and equipment	18	16
Future income taxes	3	4
Translation adjustment on foreign currency subordinated debentures	-	(2)
Gains on sale of investment account securities, net	-	(42)
Gains on sale of available for sale securities, net	(29)	-
Gains on asset securitizations and other transfers of receivables, net	(29)	(22)
Stock option expense	5	2
Change in interest payable	60	83
Change in interest and dividends receivable	119	71
Change in income taxes payable	(22)	48
Change in fair value of derivative financial instruments, net	(99)	(30)
Change in trading account securities	-	3,088
Change in held for trading securities	(2,565)	-
Change in other items	(728)	740
	(2,999)	4,190
Cash flows from financing activities		
Change in deposits	474	2,701
Issuance of subordinated debentures	500	500
Issuance of common shares	23	25
Repurchase of common shares for cancellation	(46)	(107)
Dividends paid on common shares	(165)	(73)
Dividends paid on preferred shares	(5)	(5)
Change in obligations related to securities sold short	2,239	(1,009)
Change in securities sold under repurchase agreements	2,327	(5,075)
Change in other items	54	(23)
	5,401	(3,066)
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	(22)	2,935
Change in loans	1,288	(1,478)
Proceeds from securitization of new assets and other transfers of receivables	1,018	560
Purchases of investment account securities	-	(6,991)
Purchases of available for sale securities	(6,086)	-
Sales of investment account securities	-	6,925
Sales of available for sale securities	3,551	-
Change in securities purchased under reverse repurchase agreements	(2,220)	(957)
Net acquisitions of premises and equipment	(16)	(13)
	(2,487)	981
Increase (decrease) in cash and cash equivalents	(85)	2,105
Cash and cash equivalents at beginning	10,869	6,276
Cash and cash equivalents at end	10,784	8,381
Cash and cash equivalents		
Cash	262	250
Deposits with financial institutions	10,554	9,234
Less: Amount pledged as collateral	(32)	(1,103)
	10,784	8,381
Supplementary information		
Interest paid	858	515
Income taxes paid	65	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2006. Certain comparative figures have been reclassified to conform with the presentation adopted in fiscal 2007.

1 Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2006 except for the recent accounting standards adopted described in Note 2.

2 Recent Accounting Standards Adopted

a) Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On November 1, 2006, the Bank adopted the standards set out in the new sections of the Canadian Institute of Chartered Accountants (CICA) Handbook relating to financial instruments as described in Note 2 of its Annual Report for the fiscal year ended October 31, 2006.

Transition

The recognition, derecognition and measurement methods used as well as the hedge accounting policies used to prepare the consolidated financial statements of periods prior to November 1, 2006 were unchanged and, therefore, those financial statements have not been restated.

On November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of "Accumulated other comprehensive income," net of income taxes.

The items recorded as an adjustment to the opening balance of retained earnings, net of income taxes, totalled $2 million.

The items recognized as an adjustment to the opening balances of "Accumulated other comprehensive income," net of income taxes, are:

- A net unrealized loss on the translation of the financial statements of self-sustaining foreign operations, net of hedge transactions, in the amount of $92 million
- A net unrealized gain on available for sale securities in the amount of $31 million
- A net loss on derivatives designated as cash flow hedges, in the amount of $6 million

Risk Management

In the context of its day-to-day operations, the Bank exposes itself to certain categories of risks, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Credit risk is controlled through a rigourous and methodical process that includes the following: credit risk assessment, credit granting process and portfolio diversification and management.

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities. One of the main tools used to manage market risk is the Value-at-Risk simulation model.

The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks. Some derivatives used to manage these risks are specifically designated as hedges and qualify for hedge accounting.

Hedge Accounting Policy
The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of an asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative instruments used will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the quarter ended January 31, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible. All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge
Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. In a cash flow hedge, the derivative instruments related to the hedged item will mitigate the variability in future cash flows. The Bank uses this strategy primarily for its loan portfolios.

For the quarter ended January 31, 2007, an unrealized loss of $31 million was recorded in "Other comprehensive income" for the effective portion of changes in fair value of derivative instruments designated as cash flow hedges. The amounts recognized are reclassified to "Net interest income" in the periods during which the variability in cash flows of the hedged item affects net interest income. A net loss of $3 million was reclassified to net income during the quarter. An estimated net gain of $3 million deferred in "Accumulated other comprehensive income" as at January 31, 2007 is expected to be reclassified to net income during the next 12 months.

For the quarter ended January 31, 2007, the amount representing the ineffective portion recognized as "Other income" in the Consolidated Statement of Income was negligible. All the components of the change in fair value of the derivative instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

Hedge of a net investment in a self-sustaining foreign operation
The Bank uses financial instruments denominated in foreign currencies to hedge the foreign exchange risk related to investments in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. In a hedge of a net investment in a self-sustaining foreign operation, the monetary items used will offset the foreign exchange gains and losses on the investments.

For the quarter ended January 31, 2007, unrealized foreign exchange gains of $79 million were recorded in "Other comprehensive income" related to the Bank's net investment in self-sustaining foreign operations and were offset by losses of $69 million related to financial instruments designated as foreign currency risk hedges.

Available for sale securities presented at cost
The Bank's equity securities, mutual fund units and other securities that are classified as available for sale but which do not have a quoted market price in an active market must be recognized at cost on the Consolidated Balance Sheet. These available for sale securities, presented at cost on the Consolidated Balance Sheet, totalled $476 million.

Impairment in value not recognized in the Consolidated Statement of Income
Securities classified as available for sale will be measured periodically to determine whether an objective indication of an other-than-temporary impairment exists.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

The gross unrealized gains (losses) are presented in the table below.

			For the quarter ended January 31, 2007	
	Unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by the Canadian or U.S. governments	**6,694**	**7**	**(16)**	**6,685**
Other debt securities	**1,410**	**16**	**(7)**	**1,419**
Equity securities (cost)	**1,201**	**89**	**(16)**	**1,274**
Total securities available for sale	**9,305**	**112**	**(39)**	**9,378**

Financial Instruments designated as held for trading

The Bank may irrevocably designate any financial instrument as held for trading when it is first recognized; as a result, the instrument will be measured at fair value and the gains and losses will be recognized in the Consolidated Statement of Income during the period in which they occur. The Superintendent of Financial Institutions Canada has issued guidelines limiting the circumstances under which this option may be used. The Bank can use this option in the following cases:

- If, in accordance with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the valuation or recognition inconsistency and if the fair values are reliable.
- For hybrid financial instruments with one or more embedded derivatives which would significantly affect the cash flows of these financial instruments and which would be accounted for separately.

During the quarter, the Bank designated certain deposits with one or more embedded derivatives as held for trading. These deposits are presented as "Deposits" in the Consolidated Balance Sheet.

The fair value of these deposits was $63 million as at January 31, 2007. The change in fair value in the amount of $2 million was recognized as "Trading revenues" in the Consolidated Statement of Income.

At maturity, the amount that the Bank will be required contractually to pay to the deposit holders may vary and will be different than the fair value as at January 31, 2007.

The change in fair value not attributable to changes in an essentially risk-free interest rate totalled $1 million.

b) Stock-Based Compensation

On November 1, 2006, the Bank adopted the accounting treatment set out in EIC-162 "*Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date*" issued by the Emerging Issues Committee. The EIC specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

3 Loans and Impaired Loans

		Impaired loans		
	Gross loans	Gross	Specific allowances	Net balance
January 31, 2007				
Residential mortgage	**14,800**	**13**	**1**	**12**
Personal and credit card	**11,645**	**37**	**18**	**19**
Business and government	**18,419**	**189**	**108**	**81**
	44,864	**239**	**127**	**112**
General allowance (1)				**(308)**
Impaired loans, net of specific and general allowances				**(196)**
October 31, 2006				
Residential mortgage	15,230	13	2	11
Personal and credit card	11,280	36	16	20
Business and government	20,679	185	100	85
	47,189	234	118	116
General allowance (1)				(308)
Impaired loans, net of specific and general allowances				(192)

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

4 Allowance for credit losses

The changes made to allowances are as follows for the quarter ended:

	Specific allowances	**General allowance**	**January 31 2007**	Specific allowances	General allowance	January 31 2006
Allowances at beginning	**118**	**308**	**426**	143	308	451
Provision for credit losses	**28**	**–**	**28**	17	–	17
Write-offs	**(34)**	**–**	**(34)**	(32)	–	(32)
Recoveries	**15**	**–**	**15**	18	–	18
Allowances at end	**127**	**308**	**435**	146	308	454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

5 Transfers of Receivables

Securitization transactions

CMHC-insured mortgage loans

The Bank securitizes residential mortgage loans through the creation of mortgage-backed securities. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under "Securitization revenues."

Securitization activities for the quarter ended:	January 31, 2007	October 31, 2006	January 31, 2006
	Mortgage loans	Mortgage loans	Mortgage loans
Net cash proceeds	918	820	419
Retained interests	27	25	13
Retained servicing liability	(5)	(5)	(2)
	940	840	430
Receivables securitized and sold	926	821	425
Gain before income taxes, net of transaction fees	14	19	5
Mortgage-backed securities created and retained included in "Securities – Investment account"	–	78	275

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during the quarter ended January 31, 2007 were as follows:

Weighted average term (months)	30.1
Prepayment rate	20.0 %
Excess spread, net of credit losses	1.3 %
Expected credit losses	–
Discount rate	4.0 %

Other transfers

The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recognized in the Consolidated Statement of Income under "Other income – Other." The table below summarizes the other transfers carried out by the Bank:

Quarter ended	January 31, 2007	October 31, 2006	January 31, 2006
Net cash proceeds	100	–	141
Insured and uninsured mortgage loans sold	100	–	140
Gain before income taxes	–	–	1

6 Subordinated Debentures

On November 2, 2006, the Bank issued $500 million of subordinated debentures that mature in 2016. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year.

7 Pension and Other Employee Future Benefits

	January 31, 2007	October 31, 2006	January 31, 2006
Pension benefit expense	15	15	15
Other employee future benefit expense	3	3	2

8 Capital Stock

Shares outstanding and dividends as at January 31, 2007

	Number of shares	Shares $	$	Dividends per share
First Preferred Shares				
Series 15	8,000,000	200	3	0.3656
Series 16	8,000,000	200	2	0.3031
	16,000,000	400	5	
Common shares	161,367,076	1,583	88	0.5400
		1,983	93	

Repurchase of common shares

On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period that ended on January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period that ended on January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at January 31, 2007, the Bank had completed the repurchase of 717,000 common shares (1,792,100 in 2006) at a cost of $46 million ($107 million in 2006), which reduced common share capital by $7 million ($17 million in 2006) and retained earnings by $39 million ($90 million in 2006).

On February 1, 2007, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

(unaudited) (millions of dollars)

9 Stock-Based Compensation

Stock Option Plan

During the quarter ended January 31, 2007, the Bank awarded 1,493,504 stock options (943,200 in 2006) at a fair value of $11.32 ($12.81 in 2006).

As at January 31, 2007, a total of 6,341,868 stock options were outstanding.

The fair value of options granted was valued on the award date using the Black-Scholes model. The following assumptions were used:

Quarter ended	January 31, 2007	January 31, 2006
Risk-free interest rate	4.05%	4.18%
Expected life of the options	5 years	6 years
Expected volatility	22.5%	24.0%
Expected dividend yield	5%	5%

The following table presents the compensation expense recorded for the stock options:

Quarter ended	January 31, 2007	October 31, 2006	October 31, 2006
Bank stock options	5	4	2

Stock Appreciation Rights (SAR) Plan

During the quarter ended January 31, 2007, the Bank awarded 48,396 SARs. As at January 31, 2007, a total of 326,134 SARs were outstanding.

Deferred Stock Unit (DSU) Plan

During the quarter ended January 31, 2007, the Bank awarded 32,358 DSUs. As at January 31, 2007, a total of 247,868 DSUs were outstanding.

Restricted Stock Unit Plan (RSU)

During the quarter ended January 31, 2007, the Bank awarded 47,335 RSUs. As at January 31, 2007, a total of 202,100 RSUs were outstanding.

Deferred Compensation Plan of National Bank Financial

During the quarter ended January 31, 2007, National Bank Financial awarded 75,556 units. As at January 31, 2007, a total of 870,294 units were outstanding.

10 Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
Net interest income (1)	**346**	328	**34**	31	**(3)**	(6)	**(101)**	(75)	**276**	278
Other income (1)	**192**	181	**190**	175	**302**	296	**29**	41	**713**	693
Total revenues	**538**	509	**224**	206	**299**	290	**(72)**	(34)	**989**	971
Operating expenses	**310**	317	**156**	148	**168**	153	**23**	18	**657**	636
Contribution	**228**	192	**68**	58	**131**	137	**(95)**	(52)	**332**	335
Provision for credit losses	**43**	31	**-**	-	**-**	1	**(15)**	(15)	**28**	17
Income before income taxes and non-controlling interest	**185**	161	**68**	58	**131**	136	**(80)**	(37)	**304**	318
Income taxes (1)	**62**	55	**21**	19	**43**	43	**(70)**	(24)	**56**	93
Non-controlling interest	**-**	-	**2**	2	**1**	2	**5**	4	**8**	8
Net income (net loss)	**123**	106	**45**	37	**87**	91	**(15)**	(17)	**240**	217
Average assets	**47,389**	45,336	**435**	705	**83,802**	65,550	**(11,709)**	(8,000)	**119,917**	103,591

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
The Other heading comprises securitization operations, certain non-recurring items and the unallocated portion of centralized services.

Taxable equivalent
(1) The accounting policies are the same as those described in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $44 million ($20 million in 2006) and other income by $21 million ($1 million in 2006). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

INFORMATION FOR SHAREHOLDERS AND INVESTORS

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Toll-free: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Public Relations
600 de La Gauchetière West, 10th Floor
Montreal, Quebec H3B 4L2
Telephone: 514-394-8644
Fax: 514-394-6258

Website: www.nbc.ca
General inquiries: telnat@nbc.ca

Quarterly report publication dates for fiscal 2007
Second quarter: May 31, 2007
Third quarter: August 30, 2007
Fourth quarter: November 29, 2007

Disclosure of First Quarter Results

Conference call

- A conference call for analysts and institutional investors will be held on March 1, 2007 at 1:00 p.m. ET.
- Access by telephone in listen-only mode: 1-866-898-9626 or 416-340-2216
- A recording of the conference call can be heard until March 8, 2007 by calling 1-800-408-3053 or 416-695-5800. The access code is 3214628#.

Webcast

- The conference call will be webcast live at www.nbc.ca/investorrelations.
- A recording of the webcast will also be available on the Internet after the call.

Financial Documents

- The quarterly financial statements are available at all times on National Bank's website at www.nbc.ca/investorrelations.
- The Report to Shareholders, Supplementary Financial Information and a slide presentation will be available on the Investor Relations page of National Bank's website shortly before the start of the conference call.

Transfer Agent and Registrar
For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the transfer agent, Computershare Trust Company of Canada, at the address or telephone number below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Email: service@computershare.com
Website: www.computershare.com

Direct Deposit Service for Dividends
Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the transfer agent, Computershare Trust Company of Canada.

Dividend Reinvestment and Share Purchase Plan
National Bank offers holders of its common shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in common shares of the Bank without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter. For additional information, please contact the registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Dividends
The dividends declared by the Bank constitute eligible dividends pursuant to the *Income Tax Act* (Canada).

About National Bank of Canada
National Bank of Canada is an integrated group which provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services to its clients elsewhere in the world. The National Bank offers a full array of banking services, including retail, corporate and investment banking. It is an active player on international capital markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management as well as mutual fund and retirement plan management. National Bank has more than $120 billion in assets and, together with its subsidiaries, employs 16,908 people. The Bank's securities are listed on the Toronto Stock Exchange (NA:TSX). For more information, visit the Bank's website atwww.nbc.ca.

For more information:

Pierre Fitzgibbon
Senior Vice-President
Finance, Technology and Corporate Affairs
514 394-8610

Denis Dubé
Director
Public Relations
514 394-8644

Hélène Baril
Director
Investor Relations
514 394-0296

File No. 82-3764

Code of

Professional

Conduct

NATIONAL
BANK
OF CANADA

N.B. In this document, the masculine gender designates both sexes with no discrimination intended, and is used only to facilitate reading.

TABLE OF CONTENTS

1 THE BANK'S CORPORATE VISION

The Bank's corporate vision is as follows: "National Bank of Canada seeks to be recognized as a prosperous, efficient and progressive financial institution renowned for its leadership, innovation and service quality that builds on its position of strength in Quebec in order to continue its expansion elsewhere in Canada and in other select markets." The achievement of this vision depends on the irreproachable behaviour of all employees, in keeping with National Bank's values of integrity, customer satisfaction, innovation, performance, cooperation, team spirit, efficiency and accountability.

2 PURPOSE OF CODE

The purpose of this Code of Professional Conduct (the "Code") is to define the behaviour that National Bank expects of its employees in order to safeguard the reputation enjoyed by the Bank and its subsidiaries, both in Canada and abroad, by establishing rules of conduct with respect to confidentiality, conflict of interest and professional conduct.

For us to achieve our goal and maintain the public's trust and preserve the quality of the work environment, we must abide by the six principles below and apply them in our day-to-day operations.

- Act honestly and with integrity
- Follow the law
- Treat others with respect
- Safeguard the confidentiality of information
- Avoid conflicts of interest
- Respect the organization

3 SCOPE OF APPLICATION

This Code applies to all employees and officers of the Bank and its subsidiaries and, insofar as the provisions of the Code are applicable to them, to the directors.

Managers who retain the services of trainees, contract employees, consultants and service providers will give them a copy of the Bank's Code and ensure that they undertake to follow the rules that it contains in the course of their business relationship with the Bank.

The rules set out in this Code are to be applied at all times and in all places when carrying out Bank duties, be they of a professional or social nature.

In order to support you in the application of this Code, a procedure for inquiries and reporting has been established.

4 DEFINITIONS

The legal or technical terms used in this Code are defined as follows:

Bank

National Bank of Canada and its subsidiaries.

Confidential information

Any non-public information regarding the Bank, its employees, its clients, its suppliers and its shareholders.

Employee

Any members of the Bank's staff, including its officers.

Kiting

Fraud made possible by the delay in clearing a cheque.

Personal information

Any information concerning an individual, whether that person is a Bank client, employee or third party, which taken alone or in combination with other information allows that individual to be identified. The name and title of a Bank employee, and his business address and telephone number are not considered personal information.

Privileged or inside information

Any information that is still non-public and that could affect the decisions made by a reasonable investor or influence the value or market price of the securities of a public company, including information concerning:

- the issue of shares or debt securities
- a change in dividend policy
- a material change in management
- a material change in the business of the Bank or its clients

Public company

A company whose securities are publicly traded.

Securities

Any securities recognized as such in the industry.

5 PRINCIPLES

5.1 ACT HONESTLY AND WITH INTEGRITY

We will carry on our business with respect for the privacy and reputation of others, for human rights based on equality and non-discrimination, and for the principles of honesty and integrity.

- **Respect for clients**

  - Our relations with clients are founded on the principles of honesty, credibility and mutual trust. We will act with integrity, diligence and competence in order to respect these principles.

  - In our dealings with clients, we abide by the principles set out in the Charter of Human Rights and Freedoms and treat all clients equally, regardless of age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation, family status, disability or conviction for which a pardon has been granted.

  - We will demonstrate professionalism, transparency and integrity in all our communications with clients in order to provide complete information and advise them properly, without directly or indirectly misleading or deceiving them by action or omission.

  - The advertising that we use will be clear and accurate, and will at all times respect the standards set by the Bank.

  - We will be sure to provide full, frank disclosure in any transaction with clients of all rates, terms and conditions concerning products and services they purchase.

  - We will use due diligence in finding out clients' personal financial situations, such as their needs, knowledge of investments, investment objectives and their tolerance to risk. In addition, we will inform them of the products and services which are best suited to their needs based on their personal financial situation.

  - We will give advice and carry out transactions in accordance with our qualifications and position at the Bank; we will respect the limitations of our qualifications or registration with competent authorities, as applicable

  - If we do not have the required certification or registration, we will refer clients who ask for advice on investments, securities, trusts or any other specialized matters to a qualified employee within the Bank or one of its subsidiaries. If we are unable to refer clients to such an employee, we will suggest that clients contact an external advisor of their choice.

  - We will not exert any undue pressure to force a client to buy a product or service in order to obtain another product or service offered by the Bank. We will respect the Bank's policies regarding credit risk management and the instructions regarding customized pricing and cross-selling.

- **Relations with shareholders**

    - The information distributed to shareholders will be clear and concise.

    - Financial information regarding the Bank will be distributed regularly, notably through the publication of consolidated financial statements providing, in all material respects, a faithful picture of the Bank's financial situation and operating results.

5.2 FOLLOW THE LAW

Our operations will at all times comply with the laws and regulations that apply to the Bank (the "Law"), both in Canada and abroad.

- **Compliance with the Law**

    - We will at all times act in compliance with the letter and the spirit of the Law and avoid acts or voluntary omissions that could result in violation of the Law

    - Our by-laws, permanent instructions, policies, procedures and other sector codes of professional conduct in effect at the Bank will all be drafted in accordance with the Law. We must respect them at all times. Employees who work in certain sectors of activity are equally bound to abide by the rules of conduct specific to their sector.

    - Employees who, for the purpose of their position, must be members of professional orders or holders of a certificate or licence delivered by a competent authority will at all times respect the rules of membership and professional conduct established by such order or authority, and will ensure that they renew their certificate or registration. They are responsible for becoming familiar with the rules that apply to them and complying with them.

    - In the event of a conflict between this Code and any other by-laws, permanent instructions, policies, procedures or other codes, or legislation governing the Bank, we will comply with the rule that is most stringent.

    - We will not enter into an agreement with our competitors regarding pricing or service proposals, unless authorized by the Law.

    - When we are aware of an occurrence or a situation which is irregular or which may be in violation of the Law, of this Code or of Bank policies, we will promptly report it, in accordance with the reporting process set out in this Code.

- **Fraudulent transactions, money laundering and terrorist financing**

    - We will refrain from being directly or indirectly involved in fraudulent transactions

    - We will not, directly or indirectly, take part in unlawful activities such as theft, fraud, manipulation of accounting files or the issuing of NSF cheques covered by one or more other NSF cheques (kiting).

    - We will not allow, facilitate or participate in money laundering activities by accepting, transferring, converting or concealing money obtained from criminal activities or related to terrorist financing. We are familiar with, and will comply with, the Policy on money laundering and the financing of terrorist activities

5.3 TREAT OTHERS WITH RESPECT

Respect and non-discrimination characterize our relations with employees and the general public. We will not tolerate any form of harassment at work

- **Employee relations**

  - We seek to foster communication and teamwork among employees. We will ensure that our communication is constructive, professional and effective, and that relevant information is exchanged when carrying out our duties, while ensuring the confidentiality of personal information.

  - The Bank promotes a work environment free of all discrimination or harassment, as set out in the Harassment Policy. The Bank takes all reasonable means available to ensure that no employee is subjected to discrimination or harassment, and undertakes to promote a healthy work environment and harmonious professional relations based on mutual trust and respect, so as to ensure the well-being of its employees.

  - If we become aware that a co-worker or other person is behaving in a way that could be prejudicial to an employee's dignity or could embarrass him, we must notify our superiors immediately.

  - We may also contact the Employee Relations Department or call the Employee Ombudsman, who handles all cases in a confidential manner.

  - The Bank is committed to diversity in the workplace and promotes employment equity and a work environment free of discrimination on the grounds of age, sex, race, colour, religion, marital status, national or ethnic origin, sexual orientation, family status, disability or a conviction for which a pardon has been granted.

  - The Bank is also committed to the health, security and well-being of employees. We must take the necessary steps to create and maintain a healthy and safe work environment.

  - When carrying out our duties, whether on Bank premises or elsewhere, we may not possess or take illegal drugs or be under the influence of such drugs, or misuse prescription drugs. Similarly, when carrying out our duties on Bank premises or elsewhere or during activities organized or supervised by the Bank, we will be responsible in our consumption of alcohol and must at all times be in full possession of our faculties and behave professionally.

- **Relations with the community**

  - Aware of its important role within the community, the Bank supports and finances projects aimed at enhancing the community's well-being.

  - The Bank encourages us to participate in community related activities whether it be educational, cultural or health and welfare, provided they do not interfere with our work at the Bank.

  - However, we must be sure to obtain our manager's authorization to use the name of the Bank when we participate in these types of activities.

  - Respecting and preserving the environment are an integral part of the Bank's social responsibilities, and we will promote and implement sound practices in this regard.

- In addition, our decisions, particularly with regard to credit matters, will take into account their impact on the environment and we will comply with Bank policies in this regard

5.4 SAFEGUARD THE CONFIDENTIALITY OF INFORMATION

We will maintain the accuracy, confidentiality, security and privacy of information we have concerning the Bank, employees, clients, suppliers and shareholders.

- **Respect for confidentiality**

  - We will respect and maintain confidential information, unless disclosure of the information is permitted by Law or required by court order. Without limiting the generality of the foregoing, records, internal reports, procedures, documents, business plans, IT hardware, software and programs used at the Bank, applications for patents, trademarks, copyright, industrial designs, client lists, non-public financial results, strategies and methodologies specific to the Bank, agreements, audit reports and personal notes on client files are confidential and are not to be disclosed without specific authorization.

  - We are familiar with and abide by the policies regarding the protection of personal information in effect at the Bank as well as all policies and standards governing the security of information, the purpose of which are to safeguard the confidential nature of personal information.

  - Unless such disclosure is permitted by Law or required by court order, we will not disclose any personal information acquired in the performance of our duties to third parties or other employees who are not on a "need-to-know" basis, including information regarding a client, an employee, or the client status of an employee.

  - We will at all times be sure to protect the personal and confidential information in our possession, whether it is on Bank premises or elsewhere, regardless of the means we use to disclose such information.

  - We will take the necessary steps to safeguard personal and confidential information we acquire or use in the performance of our duties, and in particular by:

    - ➢ Not leaving files or documents containing personal or confidential information where they can be seen by the public or other employees who are not involved, and by keeping them in a safe place where access is limited to individuals who require access to such information to carry out their duties;

    - ➢ Not publicly discussing Bank business in such a way as to compromise personal or confidential information;

    - ➢ Being careful when using any computerized, electronic or communications equipment, media or tool, including laptops, handheld computers, and cordless or cellular phones;

    - ➢ Protecting our portable computer equipment, media and tools, and the information they contain, against theft or loss;

    - ➢ Complying with security standards when consulting or sending personal and confidential information by fax or electronically;

- Taking appropriate measures to dispose of or transmit documents containing personal or confidential information in order to preserve their confidential nature (encryption, shredding, archiving, etc.).

- The obligations regarding confidentiality mentioned in this section must be respected at all times and continue to apply after termination of employment at the Bank. Employees who leave the Bank remain bound by the obligation to safeguard the privacy of personal and confidential information. Moreover, all personal and confidential information belongs to the Bank and must be returned when employment ceases.

- When dealing with the Bank's contract employees, consultants and suppliers, we will ensure that they comply with standards that are as strict as those in effect at the Bank regarding confidentiality so as to protect the personal and confidential information disclosed to them.

5.5 AVOID CONFLICTS OF INTEREST

In order to maintain the trust of clients and of the general public and conduct ourselves with integrity and accountability, we will abide by the rules established by the Bank regarding situations that could result in a conflict of interest.

- **Conflicts of interest**

  We will take the measures required to avoid any real, potential or perceived conflicts of interest.

  - A conflict of interest exists when an employee finds himself in a situation that could eventually, directly or indirectly, make him choose:

    - between the Bank's interests or his clients' interests and his own personal interests, his business interests or the interests of a person related to him in any way;

    - or between the interests of two of his clients, or

    in any situation that could eventually affect his judgment and his loyalty to the Bank.

  - If an employee learns that a client, other than a member of his family, has designated him as a beneficiary of his assets or property from his estate, he must inform his superior. The employee may be forced to refuse the bequest or cease carrying out transactions or managing accounts for the client if there is any real, potential or perceived conflict of interest.

  - Without limiting the generality of the foregoing, it is particularly forbidden to:

    - Disclose or use personal or confidential information acquired in the performance of our duties for our own personal gain or that of someone else. This obligation continues to apply after termination of employment;

    - Take advantage of a situation or a position for our own personal gain or that of a person related to us in any way;

    - Influence or try to influence Bank negotiations or transactions for our own personal gain or that of a person related to us in any way;

- Act as estate liquidator or executor for a client, whether or not we are remunerated, unless it is the estate of a member of our family. In this case, we must immediately inform our superior and, if applicable, cease managing this file;

- Act as agent for a Bank client, in particular by accepting power of attorney or signing or endorsing a cheque on behalf of a client, unless the client is a family member;

- Give preferential treatment to, or unduly favour, certain clients or suppliers;

- Operate a business which is a competitor of the Bank, hold a position with a competitor, conduct business for a competitor or promoting a competitor;

- Operate a business or have a job that could interfere with our work at the Bank;

- Work for our own business or for that of a third party during business hours;

- Carry out a transaction, negotiate or conclude a contract on behalf of the Bank, particularly a loan agreement, involving ourselves or a family member living at the same address or an enterprise, partnership or corporation in which we or said family member has an interest;

  If the transaction or contract involves a family member not living at the same address as us, a person with whom we are close or an enterprise, partnership or corporation in which we or said family member has an interest, we must first disclose this situation to our immediate superior, who must check and countersign any such transaction, negotiation or contract.

- Have someone other than those authorized in the Bank's policies benefit, directly or indirectly, from the banking advantages and privileges to which we are entitled as Bank employees.

- The following actions are also forbidden unless we first obtain authorization from our immediate superior in writing:

  - Form a partnership with or do business with a Bank client or supplier;

  - Use the equipment or services of Bank employees other than in the performance of our duties, except insofar as this use is reasonable and in accordance with the Bank's policies;

  - Perform activities not related to our duties during business hours.

- It is impossible to draw up an exhaustive list of all situations that could constitute a conflict of interest. Therefore, when we are aware of an actual, potential or perceived conflict of interest, we must promptly report it to our superior or make the necessary inquiries as set out in the Code. Moreover, if we are personally involved in the situation, we must follow the recommendations or guidelines in this regard issued by our superior or those responsible for enforcing the Code.

- **Gifts, entertainment and payments**

  - If an existing or potential client, consultant or supplier gives us a gift or entertainment for ourselves, a person to whom we are related or close, or a third party, we are to exercise discretion before accepting it, taking into account the rules set out above regarding conflicts of interest, as well as the following:

    - The spirit (circumstances and frequency) in which the gift or entertainment is given must be neutral and legitimate (i.e. done only in the spirit of business courtesy);

    - The gift or entertainment must be of a reasonable value;

    - The gift or entertainment must not influence in any way the decisions we make or will have to make in the performance of our duties;

    - The gift or entertainment must not create a sense of obligation.

    - The gift or entertainment must not create an embarrassing situation for ourselves or the Bank if it were known by the public;

    - The value of the gift or entertainment would have been reimbursed by the Bank as a legitimate and reasonable expense had you had to pay for it. If in doubt, employees must consult their superior and follow his instructions.

  - Cash gifts or gifts in the form of cheques must never be accepted, regardless of the circumstances in which they are offered.

  - We are forbidden to solicit or encourage the giving of gifts or entertainment by an existing or potential client, consultant or supplier, except if such solicitation is done on behalf of a charitable organization.

  - We are forbidden to solicit, accept or offer discounts, secret commissions, bribes or other similar payments in the performance of our duties. We must inform our superiors of any such occurrence involving another employee, a client, a supplier or a third party.

    We must not behave in such a way as to suggest that we would accept any advantage listed in the preceding paragraph.

- **Appointment as director of a company**

  - We may not accept an appointment as director of a company or other entity without obtaining prior authorization in accordance with the provisions of the Bank's policy on outside directorships.

  - When we sit on the board of directors of a company or other entity, we are to refrain from voting on any matter concerning the Bank.

- **Privileged or inside information**

  - The disclosure of material information concerning the Bank required by securities authorities must comply with the rules set out in the applicable policy, in particular with respect to what information must be disclosed, when and how this information must be disclosed, to whom it must be disclosed, and who must disclose it.

- When we have access to privileged information, we must comply with the applicable policy that sets out our obligations regarding the use of privileged information, the restricted list, measures for protecting privileged information and firewalls. All individuals designated in this policy must comply with it at all times.

- Until such time as privileged information is duly disclosed to the public, we cannot use it or relay it for our own personal gain or that of others.

- **Trading in Bank securities**

  - Under the Bank Act and Canadian securities legislation, trading in the Bank's securities by insiders is regulated.

  - Insiders must comply with the rules of conduct governing insider trading in securities of the Bank and its subsidiaries, which set out the restrictions on trading in Bank securities.

5.6 RESPECT THE ORGANIZATION

Loyalty to the Bank governs our behaviour and we see to it that Bank assets and property in our custody or under our control are maintained.

- **Respect for the organization**

  - We will refrain at all times from declaring any fact or making any statement that may discredit the quality of the Bank's products or services, or tarnish its image or reputation with clients and the general public. This obligation continues to apply after termination of employment.

  - We will avoid participating, directly or indirectly, in activities that may compromise the Bank's interest, image or reputation.

  - We will use the Bank's name, trademark and any other form of its intellectual property exclusively for business purposes in accordance with applicable standards in this regard.

  - If we are aware of any wrongful acts or fraudulent offences or know of any circumstances, events, deeds or actions that could be detrimental to the Bank's interests or its reputation for integrity, or if we are aware of any other breach of this Code, we are obliged to report it in the manner prescribed in the Code.

  - If we are involved in an internal or legal investigation regarding the Bank's business, we undertake to cooperate and not to discuss the matter with third parties. No reprisals, including threats or attempts to impose such reprisals, will be taken against any individuals simply because they are involved in the investigation.

- **Protecting computerized data and using electronic networks**

  - Computerized data are important Bank assets that ensure that the Bank is positioned competitively in the market.

- All information circulating on the Bank's electronic networks belong to the Bank, which may process and dispose of such information as it sees fit. In addition, an employee's use of electronic networks may be monitored at any time without notice.

- When using or accessing computerized data, we will be familiar with and apply the rules regarding the security of information set out in the Bank's policies and standards. Without limiting the generality of the foregoing, we must ensure:

  - ➢ the security of our workstation and the confidentiality of our access privileges, such as user and workstation codes and passwords;

  - ➢ the exclusive use of our user and workstation codes and passwords by refraining from knowingly using the same codes as another employee;

  - ➢ the confidentiality and ownership of the documents, information and programs belonging to the Bank;

  - ➢ the standards of access and physical security of the computer equipment;

  - ➢ compliance with copyright, including policies on the copyright of websites consulted and compliance with the terms of user licenses for the software and programs installed on the Bank's workstations.

- When using the Bank's electronic networks, we will be familiar with and apply the Bank's policies and guidelines on the use of electronic networks. Without limiting the generality of the foregoing, we must ensure that:

  ➢during our working hours, the electronic networks are used to carry out our duties;

  ➢information sent via electronic networks complies with the Bank's security standards

  - ➢ communications sent via electronic networks are not defamatory, offensive, harassing or threatening, do not contain any illicit message and are courteous, polite and respectful;

  - ➢ the Bank's computer systems are not used for illicit purposes, such as visiting sites that contain obscene or offensive material, and that copyright regulations are not violated.

- If we are aware that the Bank's information security measures have been violated or an attempt has been made to access the Bank's computer systems without authorization, we will inform our superior immediately.

- **Relations with the media**

  - Communications with the media may only be made by the spokesperson for the Bank and its subsidiaries, or by another individual authorized to represent the Bank in dealings with the media.

- **Bank funds**

  - We are accountable for funds over which we have control. In particular, we are responsible for the custody of the Bank's assets including cash, cheques, cash advances, credit cards and calling cards.

  - It is forbidden to appropriate or attempt to appropriate funds belonging to the Bank. In such a case, the funds that were appropriated, and any gain resulting from the use of the funds, must be returned to the Bank, which will decide how to dispose of it.

  - If a gain is made on goods or services acquired using Bank funds such as business promotion expenses, employees must inform their superior, who will decide how to deal with the gain.

  - The expenses we incur for and on behalf of the Bank must be reasonable and relevant.

- **Political activities**

  - If we express our own personal opinion, we must make sure that the Bank is not implicated.

  - The previous paragraph is not intended to restrict our right to be involved in, or personally contribute to, political activities. The Bank has provisions in place for leave without pay for public duty if we are actively involved in politics.

- **Records and vouchers**

  - All the Bank's records, ledger books, reports, invoices, payslips and other documents must present a complete and accurate statement of the transactions performed. It is therefore forbidden to falsify documents or omit any data affecting the accuracy of a report, draw up false or erroneous reports or produce false statements.

  - We must ensure the integrity of all information, reports, records and any other documents sent to regulatory authorities and internal or external auditors

  - If we are aware of an error, misconduct, omission, inaccuracy or falsification in the preparation, evaluation, audit or content of the Bank's books, reports, records, financial statements or other documents, we must immediately report this irregularity or our concerns, in accordance with the Bank's policy for reporting accounting irregularities.

6 ANNUAL ACKNOWLEDGEMENT AND UNDERTAKING TO RESPECT THE CODE

Before starting work at the Bank, employees are to acknowledge in writing that they have received and read this Code (and any amendments to it) and, as a condition of their employment, agree to abide by the rules it contains and to discharge their obligations under the Code.

Thereafter, it is the employee's responsibility to be familiar with the contents of the Code and any amendments made to it, and to annually acknowledge his undertaking to comply with the Code as a condition of employment.

The electronic version of the Code is the most up to date, and must be complied with at all times.

7 INQUIRIES AND REPORTING

The purpose of the Code is to serve as a guide to employees, trainees, contract employees, consultants and suppliers regarding the appropriate conduct when carrying out their duties for the Bank. Several options are available if we need information or want to report a situation that appears to be irregular or in breach of this Code.

Inquiries

Employees must address any inquiries regarding the application or interpretation of this Code to their immediate superior, their superior's superior, the Human Resources Service Centre or one of the designated resource persons, as they see fit depending on the circumstances. Requests for information will remain confidential whenever possible and appropriate.

Reporting

Any behaviour that contravenes the provisions of this Code or any of the Bank's other policies, standards and permanent instructions, or any Law applicable to the Bank must be reported immediately. Employees must report any misconduct to their superior, their superior's superior, the Human Resources Service Centre or one of the persons responsible for overseeing the application of this Code, as they see fit depending on the circumstances. Their identity will remain confidential whenever possible and appropriate.

Anonymous reporting

Employees who wish to remain anonymous when requesting information or reporting a situation may do so by contacting the Employee Ombudsman.

Reporting accounting irregularities

Employees must immediately notify the Client Ombudsman of any concerns regarding accounting or auditing matters or any accounting irregularity, in accordance with the terms of the policy on reporting accounting irregularities, as well as any breach of the provisions of this Code with respect to accounting irregularities. The Bank will take the necessary measures to ensure the confidentiality of the information disclosed and the anonymity of the reporting individual.

Protection against reprisals

An individual who makes an inquiry or, in good faith, denounces an actual or potential breach of this Code or other Bank policies, standards or permanent instructions or a Law applicable to the Bank, will in no way be subjected to reprisals. However, any individual who engages in a forbidden activity is liable to disciplinary measures, even if reporting the violation himself. If disciplinary measures prove warranted, the Bank may, depending on the circumstances, take into consideration the individual's decision to report the violation. Similarly, any false, unreasonable, frivolous or vicious allegation constitutes an offence and will result in disciplinary measures.

8 PENALTIES

Employees in breach of this Code are liable to disciplinary measures up to and including dismissal in accordance with the Bank's policy on corrective measures. Trainees, contract employees, consultants or suppliers who do not comply with the Code are likely to have their contract cancelled.

In addition, certain breaches of the Code may result in legal proceedings against the individual.

9 GENERAL NATURE OF CODE

The rules of conduct presented in this Code are not exhaustive; they serve to complement the by-laws, policies, permanent instructions and other rules governing employee conduct and with which all employees must comply at all times. Moreover, they do not restrict the Bank's management rights with regard to its employees.

The names of the policies and rules contained in this Code may be modified from time to time in the normal course of business. Employees must at all times comply with the provisions of the most recent version of these policies and rules.

10 RESOURCES DEDICATED TO THE APPLICATION OF THE CODE

The Compliance and Employee Relations sectors are jointly responsible for supporting managers and employees with a view to ensuring the Code is applied in a diligent and uniform manner and its rules are respected. These units are also responsible for implementing the measures needed to ensure that employees are familiar with the Code, informed of its content, and interpret it in a uniform manner, and that consistent disciplinary measures are taken if it is breached. They also recommend amendments to the Code so that it continually reflects the rules needed to safeguard the Bank's reputation.

National Bank of Canada

12g3-2(b) Submission

English summary of the report of exempt issuer bid

SECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUÉBEC)

NORMAL COURSE ISSUER BID

AUTORITÉ DES MARCHÉS FINANCIERS

---

1. **NAME AND ADDRESS OF THE OFFEREE COMPANY:**

National Bank of Canada (the "**Bank**")
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

2. **NAME AND ADDRESS OF THE OFFEROR:**

National Bank of Canada
600 de La Gauchetiere Street West, 4th Floor
Montreal (Québec) CANADA H3B 4L2

3. **DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID:**

Common shares of the Bank ("**Common Shares**")

4. **DATE OF THE BID:**

The normal course issuer bid (the "**Bid**") will last from February 1, 2007 until the first of

(i) the date on which the Bank will have acquired the maximum number of Common Shares specified in paragraph 5 below; or

(ii) it will have been decided not to make other acquisitions; or

(iii) January 31, 2008.

5. **MAXIMUM NUMBER OF SECURITIES OF THE CLASS SUBJECT TO THE BID WHICH ARE SOUGHT BY THE OFFEROR:**

The Bank intends to acquire, in connection with and during the period specified in paragraph 4 above, pursuant to normal course purchases on the market, up to 8,102,000 Common Shares, being a number of Common Shares representing at most 5% of the issued and outstanding Common Shares.

6. **VALUE OF THE CONSIDERATION OFFERED:**

The market price on the Toronto Stock Exchange of the Common Shares subject to the Bid at the time of the issuer bid. The price of the Common Shares listed on the Toronto Stock Exchange on the day preceding the filing of the notice of intention, being January 29, 2007, was $63.83 per share.

7. **FEE PAYABLE IN RESPECT OF THE BID:**

In accordance with Section 271.4 of the *Regulation Respecting Securities*:

0.02% * ¼ * $63.83 * 8,102,000 shares =$25,857.53

THIS NOTICE DOES NOT CONTAIN ANY FALSE DECLARATION OR OMISSION

MONTREAL, February 7, 2007

NATIONAL BANK OF CANADA

By: (signed) "*Martin-Pierre Boulianne*"

Name: Martin-Pierre Boulianne

Title: Assistant Corporate Secretary

NATIONAL BANK OF CANADA

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Réal Raymond, President and Chief Executive Officer of National Bank of Canada, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of National Bank of Canada (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 28, 2007

(s) Réal Raymond

Name: Réal Raymond
Title: President and Chief Executive Officer

NATIONAL
BANK
OF CANADA

SPECIAL MEETING OF FIRST PREFERRED SHAREHOLDERS

MARCH 7, 2007

FINAL REPORT ON THE VOTING

FOR MORE INFORMATION ON THE PROPOSALS SUBMITTED TO THE SHAREHOLDERS, PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR DATED JANUARY 16, 2007.

15.8% of the votes related to common shares issued and outstanding as at January 16, 2007 (date on which the registers were closed) were cast at the Meeting.

PROPOSAL PRESENTED BY BANK MANAGEMENT

1. **Amendment to Section 1 of By-Law II of the Bank**

For:	**96.5%**
Against:	3.5%

END